Form 20-F
period 1998-06-30
INDEPENDENT ENERGY HOLDINGS PLC
filed 1998-10-16
CIK 1050692

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 1998

For the transition period from  _______________ to _______________

Commission file number 0-23451

                         Independent Energy Holdings plc
             (Exact name of Registrant as specified in its charter)

                                England and Wales
                 (Jurisdiction of incorporation or organization)

     Dominion Court, 43 Station Road, Solihull, West Midlands, U.K. B91 3RT
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                    Name of Each Exchange
        Title of Each Class                          On Which Registered
               None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

             American Depositary Shares representing Ordinary Shares
                                (Title of Class)

                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           17,935,527 Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

          Yes        _X_          No ___

     Indicate by check mark which financial statement item the registrant has elected to follow:

        Item 17      _X_       Item 18 ___

                                   TABLE OF CONTENTS

Item                                 Item Caption                                 Page
----                                 ------------                                 ----
Table of Contents  ................................................................i

Glossary ..........................................................................1

Presentation Of Information........................................................3

Exchange Rates ....................................................................3

Forward Looking Statements.........................................................4

Part I   Item 1  Description of Business...........................................5
         Item 2. Description of Property...........................................8
         Item 3. Legal Proceedings................................................11
         Item 4. Control of Registrant............................................11
         Item 5. Nature of Trading Markets........................................11
         Item 6. Exchange Controls and Other Limitations
                   Affecting Security Holders.....................................13
         Item 7. Taxation.........................................................13
         Item 8. Selected Financial Data..........................................17
         Item 9. Management's Discussion and Analysis of Financial
                   Condition and Results of  Operations...........................18
         Item 9A.Qualitative and Quantitative Disclosure About Market Risk .......23
         Item 10.Directors and Officers of Registrant.............................23
         Item 11.Compensation of Directors and Executive Officers.................25
         Item 12.Options to Purchase Securities from Registrant or Subsidiaries...25
         Item 13.Interest of Management in Certain Transactions...................26

Part II  Item 14.Description of Securities to be Registered*......................27

Part III Item 15 Defaults upon Senior Securities*.................................28
         Item 16.Changes in Securities and Changes in Security
                   for Registered Securities* ....................................28

Part IV  Item 17 Financial Statements............................................F-1
         Item 18 Financial Statements and Exhibits*..............................N/A
         Item 19 Financial Statements and Exhibits..............................F-27

      Signature  ................................................................S-1

*Not applicable or the answer is negative.

                                    GLOSSARY

     Unless the context indicates otherwise, the following terms have the meanings shown below:

     Bcf--a billion cubic feet of gas at standard conditions

     Consumer--an end-user of electricity whose usage is recorded by one meter

     CFD--a contract for difference, a hedging instrument

     Crude oil or oil--crude oil, including condensate and natural gas liquids

     Electricity Act--Electricity Act 1989

     Gas or natural gas--any hydrocarbons or mixture of hydrocarbons and other gases consisting primarily of methane which at normal operating conditions are in a gaseous state

     Generator--a producer of electricity

     GW--Gigawatt, 1,000 MW

     GWh--Gigawatthour, 1,000 MWh

     kW--kilowatt, the unit measurement of the rate at which electricity is consumed or generated. It is a measurement of power or capacity. One kW is approximately the power absorbed by 0.8 horsepower kwh--a unit of electricity equal to one kW produced or consumed for one hour

     Mcf--a thousand cubic feet of gas at standard conditions

     MW--Megawatt, 1,000 kW

     MWh--Megawatthour, 1,000 kWh

     NGC--National Grid Company plc

     Peaking   plant--an   electricity   generating   facility  that   generates
electricity to be sold when the "peak" demand (and hence price) for electricity makes it advantageous to generate marginal or higher cost electricity

     PES--primary electricity supplier

     Proved developed reserves--the oil and gas reserves expected to be produced through existing wells and existing equipment and operating methods (additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included only after testing a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved).

     Proved reserves--the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recovered in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual agreements, but not escalations based upon future conditions.

     Proved undeveloped reserves--the oil and gas reserves expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion, but not including reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir (reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled; proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing formation).

     REC--regional electricity company

     Second tier direct sales--a system where a supplier of electricity holding a second tier license uses the distribution system of a third party to transport power to an end user and pays a fee for the use of the distribution system

     Second tier license--a license issued by the regulator enabling the holder to be a supplier of electricity

     Supplier--the entity that provides and charges the user (customer) for electricity. The supplier may generate the electricity or purchase it from the Pool.

     The Pool--the Electricity Pool of England and Wales, a trading mechanism where the physical trading of electricity between generators and suppliers occurs

     TWh--Terawatthour, 1,000 GWh

                           PRESENTATION OF INFORMATION

     Independent Energy Holdings plc is a public limited company incorporated in England and Wales, which conducts its operations through subsidiaries. The term "Independent Energy" or the "Company" as used in this Annual Report on Form 20-F (the "Annual Report") refers to the Independent Energy Holdings plc and/or its subsidiaries as appropriate.

     The audited consolidated financial statements of the Company as of and for the year ended December 31, 1995, the six months ended June 30, 1996, the fiscal year ended June 30, 1997 and the fiscal year ended June 30, 1998 contained elsewhere in this Report are presented in conformity with generally accepted accounting principles in the United Kingdom ("U.K. GAAP") together with a reconciliation of net income (loss) and shareholders' equity to generally accepted accounting principles in the United States ("U.S. GAAP"). In 1996, the Company changed its fiscal year end from December 31 to June 30. Accordingly, this Report includes audited financial statements as of and for the six months ended June 30, 1996.

     The Company publishes its financial statements in pounds sterling ("pounds" or "(pound)"). One pound consists of one hundred pence (100p). In this Report, currency amounts are expressed in pounds or in United States dollars ("dollars" or "$"). For the convenience of the reader, this Report presents certain translations into dollars of certain pound amounts. These translations should not be construed as representations that the pound amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Unless otherwise specified herein, such translations have been made at the noon buying rate in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on the dates specified herein.

     The principal office of the Company is located at Dominion Court, 43 Station Road, Solihull, West Midlands, U.K. B91 3RT and its telephone number is 011-44-121-705-1111.

                                 EXCHANGE RATES

     The table below sets forth, for the periods and dates indicated, the exchange rate for the dollar against the pound based on the Noon Buying Rate, expressed in dollars per pound. Such rates are not used by the Company in the preparation of its consolidated financial statements and the notes thereto included elsewhere in this Report.

                                                Dollar/Pound Exchange Rates
                                                    (dollar per pound)
                                          --------------------------------------
                                           At End    Average
Year End December 31,                    of Period   Rate (1)    High        Low
---------------------                    ---------   --------    ----        ---
1993 ...............................       1.48       1.50       1.59       1.42
1994 ...............................       1.57       1.54       1.64       1.46
1995 ...............................       1.55       1.58       1.64       1.53
1996 ...............................       1.71       1.57       1.71       1.49
1997 ...............................       1.64       1.64       1.70       1.58
1998 (through June 30)(2) ..........       1.66       1.66       1.69       1.61

----------
(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

(2)  On October 7, 1998 the Noon Buying Rate was $1.70 to (pound)1.00.

                           FORWARD LOOKING STATEMENTS

     This  Report  includes  forward-looking  statements  within the  meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the Company's expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations and words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and actual future results and trends for the Company may differ materially depending on a variety of factors. Factors that may affect the plans or results of the Company include, without limitation, (i) success in implementing the Company's business strategies, including the continued expansion of the Company's operations following the final phase of that commenced in September 1998, (ii) the cost of electricity purchases, (iii) the nature and extent of future competition and
(iv) the changes in the general economic condition in the U.K. and/or in the markets in which the Company competes. Many of such factors are beyond the control of the Company and its management.

                                     PART I

Item 1. Description of Business

Overview

     Independent Energy is the largest independent marketer of electricity in the United Kingdom (i.e., not a part of the government-owned electricity industry at the time of its privatization in 1990). The Company was founded to capitalize on the market opportunities created by the deregulation of the United Kingdom electricity market and has assembled a core management team with extensive industry experience from a number of leading U.K. energy firms, including Scottish Power plc, National Power plc, Scottish Hydro-Electric plc and Midlands Electricity plc. Since commencing electricity sales in April 1996, management believes that it has established Independent Energy as a reliable alternative provider of electricity. The Company currently has over 1,400 customers, primarily in the light industrial, commercial and public sector markets. The Company increased its revenue from (pound)11.1 million ($18.4 million) for the fiscal year ended June 30, 1997 to (pound)58.0 million ($96.3 million) for the fiscal year ended June 30, 1998. The Company's revenue for the three months ended June 30, 1998 was (pound)23.1 million ($38.4 million).

     Deregulation of the U.K. electricity industry commenced in April 1990 and has encompassed each of the supply (marketing), transportation and generation segments of the industry. The supply segment is being deregulated in three phases. The first two phases have been completed and enabled consumers with 100 kW or greater peak demand to choose their electricity supplier. The final phase will enable all remaining consumers to choose their supplier and began in September 1998 and is expected to be completed in June 1999. With respect to the deregulation of the generation segment, anyone who obtains the requisite permits and licenses may install and operate generation facilities. A spot market, called the Electricity Pool of England and Wales (the "Pool"), was established for the bulk trading of electricity in England and Wales between generators and suppliers. All generating plants with a capacity of 100 MW or greater are required to sell their output to the Pool. Plants with less than 100 MW capacity may sell their output to consumers, suppliers or the Pool, which is required to purchase the output at the prevailing spot market price. The deregulation of the transportation segment enabled suppliers to transport electricity at regulated rates without discrimination over bulk transmission lines operated by the National Grid Company plc ("NGC") and distribution lines operated by the twelve regional electricity companies ("RECs").

     The first two phases of deregulation of the supply segment of the U.K. electricity industry enabled approximately 55,000 commercial and industrial customers with aggregate annual electricity expenditures of approximately (pound)4.6 billion to select their supplier. The Company specifically targets consumers on the lower end of the >100 kW consumer range, a market segment which the Company estimates to include approximately 30,000 consumers with aggregate annual electricity expenditures of approximately (pound)1.6 billion. The completion of the final phase of deregulation will substantially increase the size of the market available to the Company as an additional 1.5 million commercial consumers and 24.0 million domestic (residential) consumers with aggregate annual electricity expenditures of approximately (pound)11.1 billion will be able to choose their electricity supplier. Within this market, the Company intends to selectively target approximately 150,000 commercial consumers with peak demand usage of 20 kW to 100 kW and approximately 16.5 million domestic and commercial consumers with peak demand usage of less than 20 kW. The Company estimates that these markets have aggregate annual electricity expenditures of approximately (pound)7.9 billion.

The U.K. Electricity Market

     The U.K. electricity market is comprised of approximately 1.9 million commercial, industrial and public sector consumers and 24.0 million residential consumers, with aggregate annual expenditures of approximately (pound)16.0 billion ($26.9 billion). The supply segment of the U.K. electricity industry is being deregulated in three phases. The first two phases have been completed and enabled the largest 55,000 commercial consumers to choose their electricity supplier. The third phase commenced in September 1998 and is expected to be completed by June 1999, at which time all consumers, both commercial and domestic (residential), will be able to choose their supplier.

Electricity Supply and Sales

     The Company generally sells electricity at fixed prices pursuant to contracts with a stated term, typically one or two years. Neither the Company nor its customers may terminate such contracts during their term absent extraordinary circumstances, such as the Company losing its supply license. However, the Company may renegotiate the pricing terms of contracts if a customer's demand and pattern usage changes significantly during the term of a contract. The contracts also contain a provision that allows the Company to pass through to customers increases in transportation and metering costs. Although the vast majority of the Company's contracts are for fixed prices, the Company does sell to certain customers that have unusual demand and pattern usage based on prices that differ for volumes consumed during various times of the day.

     The Company purchases a substantial majority of its electricity from the Pool. In the fiscal year ended June 30, 1998, the Company purchased approximately 97% of its electricity from the Pool. The other source of the Company's electricity is its internal supply generated from Company-owned generating plants. Electricity from the Pool is purchased by the Company at spot market prices. Pool electricity is priced in half-hour increments. Generally, Pool prices are higher during the daytime than at night and are higher in winter months compared to summer months. The Pool purchases electricity from generators at a certain price and resells electricity at a higher price, which includes a margin to cover such costs as transmission losses and standby purchases of electricity. Accordingly, the Company's internally generated electricity provides a number of cost advantages to the Company in that the Company avoids the Pool price as well as certain transportation costs and also generally receives a higher margin on the electricity it generates internally. In addition, the Company is credited by the Pool for supplying its electricity to customers within a local distribution area and for reductions in power losses on the local network.

     The Pool maintains a settlement system that monitors usage by all consumers. Consumers in the >100 kW market have meters that measure usage by the half-hour. All other consumers meters are read monthly. Each <100 kW consumer has an assigned usage profile which estimates their usage throughout each day over a month. The Pool requires all suppliers, including the Company, to pay for all electricity consumed by their customers 28 days in arrears. However, customers generally pay within 25 days on average. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company has adopted a number of risk management practices to reduce the risk of fluctuating electricity prices incurred in connection with its customer contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Risk Management Activities."

Marketing and Customers

     The Company has established Independent Energy as a reliable alternative provider of electricity in the U.K. market. The Company believes it can offer such consumers better pricing and service than they currently receive from their RECs or other suppliers. In a recent market survey, the Company was rated the best overall electricity supplier in the U.K., based on price and service criteria. The Company believes that the <100 kW commercial sector and the domestic market represent a significant opportunity for it to expand its revenue and customer base. As of June 30, 1998, the Company had entered into contracts to supply an additional 3,000 customers pending the final phase of deregulation. In addition, the Company believes that there remain additional opportunities to expand its base of 1,400 customers within the 55,000-consumer market deregulated in the first two phases of deregulation.

     In order to take advantage of new market opportunities pending the final phase of deregulation, the Company is currently exploring several new marketing channels. Through strategic marketing, the Company believes it can obtain as customers the smaller sites of some of its already existing 100 kW customers. The Company intends to target customers with predictable usage patterns and volumes.

     As part of its marketing strategy, the Company also seeks to capitalize on the brand names of strategic marketing partners by offering electricity services as part of a joint marketing program. The Company is currently involved in discussions with a number of such potential strategic marketing partners. In addition, the Company is targeting the employees and customers of existing customers and marketing partners to further increase its domestic customer base. Within the domestic market, the Company targets those consumers that have above-average usage, strong credit ratings and pay by direct debit. The Company utilizes available consumer databases and other sources to target such customers.

     The Company currently utilizes the services of approximately 150 independent commission-based sales agents employed by sales agencies that personally call on prospective customers which have been identified by the Company based on usage profiles and credit worthiness. The Company intends to continue to increase its utilization of independent sales agents, and expects to engage an aggregate of up to 1,000 independent agents to market its services by mid-1999. The sales agencies used by the Company receive commissions calculated based on the estimated sales volume for the customer over the life of the contract. Fifty percent of such commissions are paid upon the execution of the sales contract and the balance are paid following the expiration of applicable sales contract. In addition to independent sales agents, the Company also utilizes the services of telemarketers who solicit prospective customers.

     To support these sales activities, the Company uses radio and newspaper advertising and conducts press relations to create awareness for the Independent Energy brand name and to educate consumers about the deregulated electricity market. It also utilizes direct mail to target prospective customers in advance of direct sales calls and telemarketing efforts.

Administrative Operations

     The Company currently employs information systems and computerized links to the Pool's settlement system. All of the Company's current >100kW customers have meters which measure usage on a half-hourly basis. This information is electronically communicated from the Pool's system to the Company each day. The Company maintains its own billing system. Customers are billed monthly. The Company also maintains its own call center to handle inquiries and other communications with its customers.

     As the Company  expands its  operations  and customer  base  commencing  in
September 1998 with the final phase of deregulation, it will have to substantially increase its ability to handle inquiries from customers, and substantially upgrade its billing, payment collection and debt management systems. In addition, the U.K. Office of Electricity Regulation ("OFFER") has introduced separate Codes of Conduct and Codes of Practice to protect domestic customers. These regulations are wide-ranging and include provisions governing payment arrangements, debt collection and marketing practices. Operating in this consumer market will require sophisticated systems that can manage, control and transmit vast quantities of electronic data. It is also necessary to ensure that the Company can provide these services in a cost-effective manner. Accordingly, the Company has determined to outsource such functions for customers in the >100 kW market segment, including handling customer inquiries and other communications, billing, payment collection, debt management and related operations. The Company has entered into a five-year contract with a third-party service provider, Vertex Data Science Limited, to provide all of such services as they relate to such customers. Under the terms of such contract, the Company obtained a (pound)7.5 million bank guarantee to secure its obligations thereunder. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Competition

     The Company is the largest independent supplier of electricity in the United Kingdom (i.e., not a part of the government-owned electricity industry at the time of its privatization in 1990). However, substantially all of the Company's competitors consisting primarily of the twelve RECs, the Scottish integrated companies, Scottish Power plc and Scottish Hydro-Electric plc, and the national generators, National Power plc, PowerGen plc and British Energy plc, are better established with longer operating histories and generally better access to capital. The Company competes on the basis of service and price, and is typically awarded contracts based on competitive bids. Competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to markets than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, operating results or financial condition. Further, as a strategic response to changes in the competitive environment, the Company may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, operating results or financial condition.

Environmental Regulation

     The Company is subject to a number of environmental and health and safety laws and regulations affecting many aspects of its present and future operations including, without limitation, those regulating the planning, designing, installation and operation of electricity generating plants and those regulating gas exploration and production operations. Such laws and regulations generally require the Company to obtain and comply with a wide variety of licenses, permits and other approvals. Breaches of such laws or regulations or the terms of related licenses, permits or approvals may result in the imposition of criminal fines or penalties, any of which might be material, or the cessation of operations. Environmental and health and safety laws and regulations have become increasingly stringent and more strictly enforced in recent years. There can be no assurance that existing environmental or health and safety laws and regulations will not be revised or that new laws and regulations will not be adopted or become applicable to the Company which could have an adverse impact on its financial condition or results of operations. The implementation of changes imposing more comprehensive or stringent requirements on the Company could result in increased compliance costs, and could, therefore, have a material adverse effect on the Company's results of operations.

     To date, the costs of complying with environmental and health and safety laws and regulations have not had a material adverse effect on the Company. However, the Company is aware of some contamination as a result of the activities of past owners or past uses of properties that it may in the future acquire, occupy or use for the purposes of gas exploration and development and/or electricity generation. Although the Company is not aware of any current requirement to clean up such properties, there can be no assurance that the Company as current owner, occupier or user of such properties will not be liable for the cost of cleanup at such properties in the future and that such costs will not have a material adverse effect on the Company's financial condition or results of operations.

Employees

     As of June 30, 1998, the Company had 36 employees and consultants and utilized the services of approximately 150 independent commission-based sales agents. None of the Company's employees are represented by unions or subject to collective bargaining agreements. The Company considers its relations with its employees to be satisfactory.

Item 2. Description of Property

Electricity Generation Plants

     As of June 30, 1998, the Company was operating three generating plants, a 1 MW plant at Elswick in Lancashire, an 8 MW plant at Trumfleet in Yorkshire and a 9 MW plant at Caythorpe in Yorkshire. These plants generated approximately 3% of the Company's electricity requirements during the fiscal year ended June 30, 1998. The Company anticipates that it will install three additional plants by the spring of 1999 with 26 MW of total capacity. The total capital expenditure requirements for such plants are estimated to be (pound)15.2 million. The Company's strategy is to install between 10 MW and 20 MW of generating plants in each of the twelve local distribution systems. The Company's aggregate capital expenditure requirements for its planned generating projects for 1998 and 1999 are estimated to be (pound)89.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company's electricity generation plants are comprised predominately of 3,000 to 4,000 horsepower gas-fired internal combustion engines turning generators. Electricity connections are made with the local grid network providing a source of distribution to the Company's customers. The plants are reasonably transportable and can be relocated at the time of economic depletion of gas reserves at the generation site. In some cases, plants in the proximity to the regional gas network can be operated utilizing purchased gas.

     The table below sets forth the Company's existing and certain proposed generating facilities.

Projects in Operation

                                                                                                         Project
                                                               Facility                                Commercial
            Project                     Fuel Source          Net Capacity          Location          Operation Date
            -------                     -----------          ------------          --------          --------------
Elswick......................       Company Gas Reserves         1 MW        Elswick, Lancashire        June 1996
Caythorpe....................       Company Gas Reserves         9 MW        Caythorpe, Yorkshire     December 1997
Trumfleet....................       Company Gas Reserves         8 MW        Trumfleet, Yorkshire     February 1998


Planned Projects

                                                                                         Estimated
                                                      Facility                            Project            Estimated
                                                         Net                             Commercial         Installation
         Project                 Fuel Source          Capacity        Location         Operation Date           Cost
         -------                 -----------          --------        --------         --------------       -------------
Knypersley............     Third-Party and Company      8 MW         Knypersley,        October 1998      (pound).2 million
                                 Gas Reserves                       West Midlands
Holditch..............         Third Party Gas          9 MW          Holditch,        February 1999      (pound)5.0 million
                                                                    West Midlands
Ironville.............     Third-Party and Company      9 MW          Ironville,          March 1999      (pound)5.0 million
                                 Gas Reserves                      Nottinghamshire

     Self-generation is an important component of the Company's overall strategy. By owning generating plants, the Company is able to fix a portion of the cost of its electricity needs, particularly during peak consumption periods when Pool prices are at their highest. Further, the generating plants lower the Company's cost of service. By owning generating plants with less than 100 MW capacities and selling the output directly to consumers within the local distribution system, the Company obtains certain cost advantages, including avoidance of Pool expenses, NGC transportation tariffs and transmission power losses. The Company is credited by the Pool for cost savings to the Pool for supplying Company-generated electricity directly to its customers within local distribution areas because such electricity does not enter the national grid and for reductions in power losses on the local distribution networks resulting from the Company's generation. This credit reduces the amounts payable by the Company to the Pool. In most of its plants, the Company further reduces its cost of service by either owning the gas reserves which fire the plants or by obtaining access to gas which is not generally of a commercial grade and is thus less expensive than gas purchased from the national gas supply system.

Natural Gas Reserves

     Estimated Proved Reserves and Future Net Cash Flows

     As of April 1, 1998, the Company's net proved reserves of natural gas were approximately 6.5 billion cubic feet ("Bcf"), of which 3.3 Bcf were proved developed reserves and 3.2 Bcf were proved undeveloped reserves. Such estimates were prepared by Gaffney, Cline & Associates Ltd., an independent petroleum engineering firm. All of the Company's proved reserves are attributable to its onshore properties in the U.K. The present value (discounted at 10% per annum) of estimated future net cash flows from such proved reserves as of April 1, 1998 was (pound)6.05 million ($10.2 million) before applicable U.K. income taxes. The estimated proved reserves and future net cash flows have been calculated in accordance with the Securities and Exchange Commission (the "Commission") definitions. See "Glossary."

     There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretations and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates. Accordingly, reserve estimates at a specific time are often different from the quantities of oil and gas that are ultimately recovered. Predictions about future prices, costs and production levels of oil and gas are subject to great uncertainty. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based.

     The preceding reserve value estimate sets forth estimated future net cash flows from the production and sale of the Company's estimated proved reserves and the present value thereof (discounted at 10% per annum). The estimated future net cash flows are computed after giving effect to estimated future development and production costs, based on year-end costs and assuming the continuation of existing economic conditions. The calculation does not take into account the effect of delay in commencement of production, various cash outlays, including general and administrative costs and interest expense (except for those interest charges associated with ongoing generation plant lease costs) and U.K. income tax expense.

     The price used by Gaffney, Cline & Associates Ltd. to calculate the present value of estimated future net cash flows from the Company's estimated net proved reserves was based on the Pool price of electricity at April 1, 1998 after giving effect to the location of the Company's reserves and its increased operating margins in generating its own electricity. As an example, based on applicable Pool prices provided by the Company, the realized power price for the Caythorpe project equates to an equivalent natural gas price of (pound)3.28 per thousand cubic feet ("Mcf") ($5.45 per Mcf at June 30, 1998).

     In computing the present value of the estimated future net cash flows, a discount rate of 10% per annum was used pursuant to Commission regulations to reflect the timing of those net cash flows. Present value, regardless of the discount rate used, is materially affected by assumptions about timing of future production, which may prove to have been inaccurate. The reserve value information represents an estimate only, which is subject to uncertainty for numerous reasons.

     Petroleum Licenses

     The Company currently holds 16 licenses in an aggregate 887,000 net acres (net to the Company's interest) for the exploration and development of oil and gas properties onshore U.K. All of the Company's licenses are located in the U.K. Landward Areas. Fourteen of the Company's licenses are Petroleum Exploration and Development Licenses ("PEDL") as defined in The Petroleum (Production) (Landward Areas) Regulations 1995. PEDLs have an initial term of eleven years; however, after the first six years there is a mandatory relinquishment of 50% of the original license area. The Company determines the acreage to be released. The license, for purposes of development and production activities, continues for a further period of 20 years after the initial eleven year term. Thereafter, a further period may be agreed to ensure maximum recovery of petroleum. The licenses convey from the U.K. Government to the licensee, the exclusive right to explore for, to appraise, to develop, and to produce petroleum. Petroleum belongs to licensee when produced.

Facilities

     The Company maintains its headquarters in Solihull, West Midlands where it leases 6,000 square feet of office space for approximately (pound)11,000 per month. This lease expires in November 2002. The Company also leases 1,750 square feet of office space in Maidenhead for its resource offices which lease expires in April 1999. Both of these leases may be extended at the Company's option. For a description of the Company's generating plants, see "Electricity Generation Plants" above.

Item 3. Legal Proceedings

     The Company is not a party to any material legal proceedings, nor is it currently aware of any threatened material legal proceedings.

Item 4. Control of Registrant

     The following table sets forth certain information concerning beneficial ownership of the Ordinary Shares as of June 30, 1998 by (i) each person (or group within the meaning of Section 13(d)(3) of the Exchange Act) known by the Company to own more than 5% of the outstanding Ordinary Shares, (ii) each director of the Company, (iii) each executive officer and (iv) all directors and executive officers of the Company as a group. Except as otherwise noted, the named beneficial holder has sole voting and investment power.

                                                                             Shares Beneficially Owned(1)
                                                                           --------------------------------
                                                                              Number          Percent Owned
                                                                           -----------        -------------
      Burt H. Keenan(2)..................................................    2,653,900           14.6%
      Gonsoulin Enterprises, Inc.(3).....................................    1,055,825            5.9%
      John L. Sulley(4)..................................................      470,000            2.6%
      Jerry W. Jarrell(5)................................................      410,100            2.3%
      Ian Stewart(6).....................................................      170,000            *
      William E. Evans(7)................................................      500,800            2.7%
      Robert Jones(8)....................................................      410,000            2.2%
      Roy Deakin(9)......................................................       50,000            *
      David May(10)......................................................      115,000            *
      All officers and directors as a group (8 persons)(11)..............    4,779,800           23.8%

----------
*    Less than 1%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security) and includes the ownership of a security through corporate, partnership, or trust entities. In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

(2) Includes 295,400 shares issuable upon exercise of options held by Mr. Keenan. Mr. Keenan's address is Dominion Court, 43 Station Road, Solihull, West Midlands, United Kingdom B91 3RT.

(3) The address of this shareholder is 3417 West Admiral Doyle, New Iberia, Louisiana 70560.

(4)  Includes  410,000  shares  issuable  upon  exercise of options  held by Mr.
     Sulley.

(5)  Includes  272,800  shares  issuable  upon  exercise of options  held by Mr.
     Jarrell.

(6)  Includes  170,000  shares  issuable  upon  exercise of options  held by Mr.
     Stewart.

(7)  Includes  495,200  shares  issuable  upon  exercise of options  held by Mr.
     Evans.

(8)  Includes  350,000  shares  issuable  upon  exercise of options  held by Dr.
     Jones.

(9)  Includes  50,000  shares  issuable  upon  exercise  of options  held by Mr.
     Deakin.

(10) Includes 65,000 shares issuable upon exercise of options held by Mr. May.

(11) Includes 2,108,400 shares issuable upon exercise of options held by the named executive officers and directors.

Item 5. Nature of Trading Markets

Alternative Investment Market

     The Company's Ordinary Shares commenced trading on AIM on May 31, 1996. AIM is a market designed primarily for emerging or smaller companies and facilitates capital raising by such companies. Although regulated by the London Stock Exchange, the rules for AIM companies differ from, and are generally less demanding than, those of the Official List of the London Stock Exchange.

     More than 300 companies are traded on AIM. Trading volume on AIM is substantially less than that on the principal national securities exchanges in the U.S. or on the Official List of the London Stock Exchange. The liquidity of securities traded on AIM is much less than that of companies listed on more established exchanges.

     All companies on AIM are required to appoint a nominated advisor and a nominated broker. The nominated advisor must be a member firm of the London Stock Exchange (or other person authorized under the U.K. Financial Services Act of 1986) and has responsibility for providing a company with advice and guidance regarding the Company's continuing obligations. The nominated broker must also be a member firm of the London Stock Exchange and is required upon request to use best endeavors to find matching bids and offers in a company's shares. The requirement to match bids and offers does not apply if a market maker is registered in a company's shares. A market maker is any specialist permitted to act as a dealer, any member of the London Stock Exchange acting in the capacity of block positioner and any member of the London Stock Exchange who, with respect to a security, holds himself out as being willing to buy and sell such security for his own account on a regular or continuous basis.

     Trading on AIM occurs through the London Stock Exchange Alternative Trading Service, SEATS PLUS. SEATS PLUS acts as an "order board," enabling buyers and sellers to trade shares through the London Stock Exchange's central trading system. It allows market makers to display firm, indicative or mid-prices in a company's shares throughout the day and displays the details of each company's recent trades.

     Reporting and settlement of trades are the same on AIM as they are for shares quoted on the Official List of the London Stock Exchange. Transactions in the Ordinary Shares may be effected through the CREST system, which enables shares to be held and transferred in the electronic form or may be held and transferred in physical form. Under AIM rules, a company must ensure that appropriate arrangements are in place for the physical transfers of a company's shares to be entered on a company's register and for new certificates to be dispatched.

     The following table reflects the high and low sales price per Share, as reported on the AIM since May 31, 1996 when the Shares commenced trading.

                                   Pence per Share              $ per Share(1)
                                 -------------------         -------------------
                                  High         Low           High           Low
                                  ----         ---           ----           ---
  1996
     Second quarter               115.0p       106.0p       $1.75          $1.63
     Third quarter                108.0         83.5         1.68           1.30
     Fourth quarter                89.5         57.5         1.40           0.98
  1997
     First quarter                 69.5         57.5         1.14           0.97
     Second quarter                92.5         72.5         1.54           1.18
     Third quarter                124.5         87.5         2.00           1.48
     Fourth quarter               144.5        119.5         2.41           1.95
  1998
     First quarter                385.0        136.5         6.46           2.26
     Second quarter               627.5        325.0        10.51           5.44

----------
(1) The reported high and low prices for the Shares expressed as pence per Share have been translated into dollars by converting that amount at the Noon Buying Rate on the dates of such respective high and low prices.

     As of June 30, 1998, there were approximately 802 holders of Ordinary Shares, of which 60.6% of the total outstanding Shares were held of record by persons with United States and Canadian addresses. The average daily trading volume for the Shares for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1998 was 14,959, 18,872 and 36,288 Shares, respectively.

Nasdaq National Market

      On July 24, 1998, the Company's American Depositary Shares ("ADSs"), each representing one Ordinary Share, began trading on The Nasdaq Stock Market's National Market ("Nasdaq"). The Bank of New York is the depositary of the American Depositary Receipts ("ADRs") representing ADSs. On October 7, 1998, the AIM closing bid price for the Shares was 295p per Share and the last reported sale on Nasdaq was $5.12 per ADS.

Dividend Policy

     The Company has never declared or paid any dividends on its Ordinary Shares. The Company currently intends to retain all future earnings to finance future operations. Moreover, under the Companies Act 1985, dividends may only be paid out of the profits of the Company legally available for distribution.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

     There are currently no U.K. foreign exchange control restrictions on the payment of dividends on the Ordinary Shares or on the conduct of the Company's operations.

     There are no limitations either under the laws of England or under the Memorandum and Articles of Association of the Company restricting the right of persons not resident in the U.K., as such, to hold or vote Ordinary Shares.

Item 7. Taxation

     The following generally summarizes the principal U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of ADSs evidenced by ADRs and, except as provided explicitly below, Shares, to beneficial owners that, for U.S. federal income tax purposes, are citizens or residents of the U.S. (who are not also resident or, in the case of the individuals, ordinarily resident in the U.K. for U.K. tax purposes), corporations or partnerships created or organized under the laws of the United States or any state thereof, estates the income of which is subject to U.S. federal income taxation regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration and control of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (collectively "U.S. Holders"); provided, however, to the extent and in accordance with the procedures provided in Notice 98-25 (released by the Service on April 14, 1998) and future Treasury Regulations which will incorporate Notice 98-25, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date, which elect to continue to be treated as U.S. persons will also be considered U.S. Holders.

     The statements regarding the U.S. and U.K. tax laws set out below (i) are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Registration Statement and are subject to any changes in the U.S. or the U.K. law, or on the interpretation thereof by the relevant taxation authorities or in the double taxation conventions between the United States and the United Kingdom (the "Conventions"), occurring after such date, (ii) are based in part, on representations of the Depositary, and (iii) assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     The summary is of a general nature only and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. For example, this summary deals only with ADRs held as capital assets and does not address special classes of purchasers, such as dealers in securities. U.S. Holders whose functional currency is not the U.S. dollar, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax that may be subject to special rules are not discussed below. Neither does the following summary address the tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of the Company's outstanding voting share capital. Except as otherwise expressly provided herein, this summary does not discuss foreign, state, local, estate or gift tax consequences to owners of ADSs and Shares. Since its purpose is limited to brief consideration of the more commonly relevant provisions, in no case should this summary be taken as constituting advice to an investor as to how he will or will not be taxed in any jurisdiction and in no circumstances is it to substitute for professional advice.

     For purposes of the Conventions and the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders will be treated as the owners of the Shares represented by ADSs evidenced by ADRs.

Taxation of Dividends

     Under current U.K. law, the Company will be required when paying a dividend in respect of the Shares to account to the U.K. Inland Revenue for a payment known as advance corporation tax ("ACT"). At present, the rate of ACT is equal to one-quarter of the amount of the dividend. Dividends carry a tax credit equal to one-quarter of the cash dividend, amounting to 20% of the sum of the cash dividend paid and the associated tax credit. The tax credit will be available to offset a U.K. resident individual's liability to U.K. income tax in respect of the dividend, and may, if the U.K. resident is a non-taxpayer, be reclaimed from the U.K. Inland Revenue in cash. A basic rate taxpayer will have no further liability to tax on the dividend, but a higher rate taxpayer will be subject to an additional tax liability on the difference between the higher rate tax liability and the value of the tax credit. U.K. resident trustees of discretionary trusts liable to account for income tax at 34% on the trust's income may also be required to account for additional tax. A U.K. resident corporate shareholder will not normally be liable to U.K. corporation tax on any dividend received from the Company and will be entitled to offset the related ACT on the dividend against ACT due on its own qualifying distributions. From April 6, 1999, the treatment of tax credits will change. Dividends will carry a tax credit of one-ninth of a cash dividend. Although the credit will be available to offset a U.K. resident individual's liability to U.K. income tax in respect of the dividend, such tax credit will not be refundable.

     An Eligible U.S. Holder (as defined below) is entitled under the Convention relating to income taxes (the "Income Tax Convention") and current U.K. law to claim from the U.K. Inland Revenue a refund (a "Treaty Payment") for an amount equal to the amount of the tax credit to which an individual resident in the U.K. for U.K. tax purposes would have been entitled had he received the dividend (the "Tax Credit Amount"), subject to a U.K. withholding tax of 15% of the sum of the dividend paid and the related Tax Credit Amount. For example, assuming continuance of the Tax Credit Amount at the rate of 20/80ths of the amount of the dividend, a dividend payment of 80p to such an eligible U.S. Holder would generally entitle the Eligible U.S. Holder to a Treaty Payment of 5p (a Tax Credit Amount of 20p, reduced by 15% of the sum of the dividend and the Tax Credit Amount, or 15p) from the U.K. Inland Revenue giving a total realization of 85p (before applicable U.S. taxes). After April 5, 1999 because of the reduction of tax credits in the U.K., as outlined above, there will be no effective refund of tax (i.e., Treaty Payment) to Eligible U.S. Holders.

     For purposes of this Registration Statement, the term "Eligible U.S. Holder" means a U.S. Holder that is a beneficial owner of an ADS and of the cash dividend paid thereon and that satisfies the following conditions: the U.S. Holder (i) is an individual or a corporation resident in the U.S. for the purposes of the Income Tax Convention (and, in the case of a corporation, is not also resident in the U.K. for U.K. tax purposes), (ii) holds the ADSs in a manner which is not effectively connected with a permanent establishment in the U.K. through which such U.S. Holder carries on business or with a fixed base in the U.K. from which such U.S. Holder performs independent personal services,
(iii) under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of the U.S., and
(iv) under certain circumstances, is not exempt from federal income tax on dividend income in the U.S. Special rules apply to a corporation which owns or, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting shares of the Company.

     A U.S. Holder that is a U.S. partnership, trust or estate may be entitled under the Income Tax Convention to receive a Treaty Payment in respect of a dividend paid by the Company, but only to the extent that the income derived by such partnership, trust or estate is subject to U.S. tax as the income of a U.S. resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

     The provisions of the following two sentences are applicable until April 5, 1999. For U.S. federal income tax purposes, the gross amount of a dividend plus the Tax Credit Amount (i) will be included in gross income by an Eligible U.S. Holder (at the dollar value of the dividend payment, on the date of the receipt by the Depositary, regardless of whether the dividend is converted into dollars) and (ii) will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to certain limitations, the 15% U.K. withholding tax will be treated as a foreign income tax eligible for direct credit against such Eligible U.S. Holder's federal income taxes. After April 5, 1999, if dividends are paid by the Company, U.S. Holders should consult their tax advisors regarding the amounts of such dividends to be included in gross income and the amounts of any U.K. taxes that U.S. Holders may be treated as having paid with respect to such dividends for U.S. foreign tax credit purposes. For purposes of the foreign tax credit limitations, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." The consequences of these limitations will depend on the nature and sources of each U.S. Holder's income and the deduction appropriately allocated or apportioned thereto. No dividends received deduction will be allowed with respect to dividends paid by the Company. If dividends paid by the Company were to exceed its current and accumulated earnings and profits as determined for federal income tax purposes, such excess would be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in the ADSs, and any excess would be treated as capital gain.

     The Company may make arrangements with the U.K. Inland Revenue (the "H Arrangements") which will permit the applicable Treaty Payments, if any, to be paid to certain Eligible U.S. Holders at the same time as, and together with, cash dividends paid by the Company in respect of ADSs. The H Arrangements, which operate in respect of dividends paid on shares of U.K. companies that are represented by ADSs evidenced by ADRs, are implemented at the discretion of the U.K. Inland Revenue and may be amended or revoked. The H Arrangements generally apply to Eligible U.S. Holders other than (i) estates or trusts any of the beneficiaries of which are not resident in the U.S., (ii) investment or holding companies 25% or more of the capital of which is owned, directly or indirectly, by persons who are not individuals resident in, or nationals of, the U.S., (iii) persons (other than certain pension funds) exempt from U.S. federal income tax with respect to cash dividends paid on the Shares, (iv) persons owning 10% or more of the Shares, and (v) certain business and investment trusts. To claim the benefit of the H Arrangements, (i) the registered holder must complete the declaration on the reverse of the dividend check confirming the Eligible U.S. Holder's entitlement to the Treaty Payment and present the check for payment within three months from the date of issue of the check or (ii) in the case of ADRs held through The Depository Trust Company ("DTC"), the broker-dealer or bank-member of DTC which holds the ADRs on behalf of the Eligible U.S. Holder must complete a declaration as to the conditions entitling the Eligible U.S. Holder to the Treaty Payment.

     If the H Arrangements are not made with the U.K. Inland Revenue at the time an Eligible U.S. Holder receives a distribution from the Company, or if the H Arrangements are made at such time but an Eligible U.S. Holder does not qualify for the benefits of such arrangements, such Eligible U.S. Holder must, in order to obtain a Treaty Payment, if any, to which it is entitled, file a claim for the Treaty Payment in the manner described in U.S. Internal Revenue Service Revenue Procedure 80-18, 1980-1 C.B. 623 and Revenue Procedure 81-58, 1981-2 C.B. 678, as amended. Claims for such payments must be made within five years from the January 31 following the end of the year of assessment to which they relate. The first claim for a tax credit under these procedures is made by sending the appropriate U.K. form in duplicate to the Internal Revenue Service Center with which the Eligible Holder's last U.S. income tax return was filed. Forms may be obtained from the Internal Revenue Service, Assistant Commissioner (International), 950 L'Enfant Plaza South, S.W., Washington, D.C. 20219;
Attention: Taxpayer's Service Division. Because a claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim by a claimant after the first claim should be filed directly with the Financial Intermediaries and Claims Office, Fitz Roy House, P.O. Box 40, Nottingham, England, NG2 IBD.

Taxation of Capital Gains

     A U.S. Holder who is not resident or ordinarily resident in the U.K. for U.K. tax purposes will not be liable for U.K. tax on capital gains realized on the disposal of ADSs unless, at the time of disposal, the U.S. Holder is carrying on a trade, profession or vocation in the U.K. through a branch or agency which constitutes a permanent establishment or fixed base, and the ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation of such branch or agency.

     Upon the sale or other disposition of an ADS, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on such sale or disposition and the U.S. Holder's adjusted tax basis in the ADS. Such gain or loss will be capital gain or loss if the U.S. Holder holds its ADS as a capital asset. Prospective investors should consult their tax advisors regarding the U.S. federal income tax treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

     A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of the ADSs will generally be entitled, subject to certain limitations and pursuant to the Income Tax Convention, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder's U.S. federal income tax liability in respect of such gain. U.S. Holders should seek professional tax advice to determine their entitlement to credit U.K. tax against their U.S. federal income tax liability.

Passive Foreign Investment Company Status

     PFIC Classification

     Special U.S. taxation rules are applicable to U.S. persons owning shares in a "passive foreign investment company" ("PFIC"). Investors that are not subject to U.S. taxation in respect of income on the ADSs or that are not U.S. persons generally will not be affected by the PFIC rules. A foreign corporation will be classified as a PFIC for any taxable year during which either (i) 75% or more of its gross income (including the pro rata share of the gross income of any corporation (U.S. or foreign) in which the Company is considered to own 25% or more of the shares by value) for the taxable year is passive income or (ii) 50% or more of the average quarterly value of all of its assets (including the pro rata share of the assets of any corporation in which the Company is considered to own 25% or more of the shares by value) produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Because the Company will have a relatively large amount of passive assets, such as cash and marketable securities (including cash derived from the issuance of ADSs in the offering), pending investment of such assets in the Company's business, it is possible that the Company may be or could become a PFIC in any year. Although the Company will attempt to conduct its business so as to avoid PFIC status, the Company can provide no assurances that it will not be a PFIC in respect of its current or any future taxable year.

     Consequences of PFIC Status

     If the Company were to be classified as a PFIC, a U.S. Holder generally would be subject to special tax rules with respect to gain realized on the sale or any other disposition of such ADSs, and any "excess distribution" by the Company to the U.S. Holder with respect to ADSs held for more than one taxable year. In general, excess distributions are any distributions (including return of capital distributions) received by the U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years (or the U.S. Holder's holding period, if shorter). Under these rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the ADSs, (ii) the amount allocated to the current taxable year would be treated as ordinary income, (iii) the amount allocated to each prior year would be subject to tax at the highest rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year. For purposes of the foregoing rules, a U.S. Holder who uses such ADSs as security for a loan will be treated as having disposed of such ADSs.

     For tax years beginning after 1997, a U.S. Holder of ADSs in a PFIC that are treated as "marketable stock" may make a "mark-to-market" election. A shareholder making the "mark-to-market" election will not be subject to the PFIC rules described above. Instead, in general, an electing shareholder will include in each year as ordinary income the excess, if any, of the fair market value of the ADSs at the end of the taxable year over their adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the "mark-to-market" election). The electing U.S. Holder's basis in the ADSs will be adjusted to reflect any such income or loss amounts. Guidance on what may constitute "marketable stock" is not yet available from the United States Department of Treasury.

     If the Company is a PFIC in any year, a U.S. Holder who beneficially owns ADSs during such year must file an annual return on IRS Form 8621 that describes its interest in the Company, the distributions received from the Company and any gain realized on the disposition of ADSs.

Estate and Gift Taxes

     An ADR held by an individual U.S. Holder whose domicile is determined to be in the U.S. for purposes of the Estate Tax Treaty and who is not a national of the U.K. will not be subject to U.K. inheritance tax on such individual's death or on a lifetime transfer of the ADR except in certain cases where the ADR (i) is part of the business property of a U.K. permanent establishment of an enterprise of the U.S. or (ii) pertains to a U.K. fixed base used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against U.S. federal estate or gift tax liability for the amount of any tax paid in the U.K. in a case where the ADR is subject to both U.K. inheritance tax and to U.S. federal estate or gift tax. Similarly, a Share or ADR comprised in a settlement generally will not be chargeable to U.K. inheritance tax if the settlement was made when the settlor was domiciled in the U.S. and was not a national of the U.K. An individual U.S. Holder will be subject to U.S. estate and gift taxes with respect to the ADRs in the same manner and to the same extent as with respect to other types of personal property.

U.K. Stamp Duty ("SD") and U.K. Stamp Duty Reserve Tax ("SDRT")

     SDRT at the then applicable rate arises upon the issue to and deposit with the Depositary of the Shares. The current rate of SDRT on the issue and deposit of the Shares is 1.5%. Although not contemplated, if SD were to be charged the current rate is (pound)1.50 per (pound)100 (or part thereof). The amount of SDRT payable would be reduced by any SD paid in connection with the same transaction. SDRT will be payable by the Depositary in the first instance. Persons to whom ADSs/ADRs are issued upon subsequent deposits will be responsible for payment of SDRT, currently at the rate of 1.5%.

     SD will not be payable in connection with subsequent transactions in ADSs provided that no written contract of sale or instrument of transfer is executed or brought into the United Kingdom, and provided that no register of those securities is maintained within the United Kingdom (which is expected to be the case). SDRT will not be payable in connection with subsequent transactions in ADSs provided that the ADSs do not constitute "chargeable securities", i.e. they are not issued or raised by a company incorporated in the U.K., they are not registered on a register kept in the U.K. and they are not paired with shares issued by a U.K. incorporated company. It is not contemplated that ADSs will be "chargeable securities".

     A transfer of Shares by the Depositary or its nominee to the relevant ADR holder may give rise to UK SD at the rate of (pound)0.50 per transfer or at the rate of (pound)1.50 per (pound)100 (or part thereof), depending upon the relevant circumstances.

     Except in the case of certain transfers (for example, by way of gift), transfers of Shares will normally give rise to SD at the rate of (pound)0.50 per (pound)100 (or part thereof) on the price payable or value of the Shares, depending upon the circumstances then prevailing. SD is usually the liability of the purchaser.

Item 8. Selected Financial Data

     The following tables present selected consolidated financial data for the Company. The selected consolidated financial data as of and for each of the three years in the period ended December 31, 1995, as of and for the six months ended June 30, 1996, as of and for the fiscal year ended June 30, 1997 and 1998 have been derived from the audited consolidated financial statements of the Company and the notes thereto included elsewhere in this Report. The selected consolidated financial data as of and for the year ended December 31, 1993 have been derived from the audited consolidated financial statements of the Company which are not included in this Report.

     The Company's consolidated financial statements have been prepared in accordance with U.K. GAAP which differ in certain significant respects from U.S. GAAP. Notes 29 and 30 to the Company's consolidated financial statements describe the principal differences between U.K. GAAP and U.S. GAAP as they relate to the Company and provide a reconciliation to U.S. GAAP of net profit or loss and shareholders' equity. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto included elsewhere in this Report.


                                                               Years Ended December 31,
                                               ----------------------------------------------------
                                                     1993              1994               1995
                                               ---------------   ---------------    ---------------
Statement of Operations Data:
U.K. GAAP
Revenue from continuing operations.............(pound)      --   (pound)      --   (pound)    4,701
Revenue from discontinued operations(2)........        452,641           118,589                 --
Cost of sales..................................        309,884           127,327                 --
Administrative expenses........................         47,408            55,367             90,915
Depreciation and amortization..................         41,399            39,674              2,858
Profit (loss) from continuing operations.......         (7,631)                             (89,072)
Profit (loss) from discontinued operations.....         61,581          (103,779)                --
Exceptional items..............................             --           168,191                 --
Interest (expense) income, net.................         (1,554)            3,275             24,029
Income tax expense (credit)....................             --             9,000             (5,576)
Net profit (loss)..............................(pound)  52,396   (pound)  58,687   (pound)  (59,467)
Earnings (loss) per share......................          167.3 p           187.4 p           (176.8)p
Weighted average shares outstanding............         31,314            31,314             33,641

U.S. GAAP
Revenue from continuing operations.............(pound)      --   (pound)      --   (pound)    4,701
Profit (loss) from continuing operations.......         (7,631)               --            (59,467)
Net profit (loss)..............................         52,396            58,687            (59,467)
Earnings (loss) per share......................          167.3 p           187.4 p           (176.8)p
Earnings (loss) per share from continuing
operations.....................................          (24.4)p              --             (176.8)p
Weighted average number of shares
outstanding....................................         31,314            31,314             33,641

                                                  Six  Months             Fiscal             Fiscal               Fiscal
                                                    Ended               Year Ended          Year Ended          Year Ended
                                                    June 30,             June 30,            June 30,            June 30,
                                                    1996                   1997               1998                1998(1)
                                               ----------------    -----------------    ------------------     -------------
Statement of Operations Data:
U.K. GAAP
Revenue from continuing operations.............(pound)  173,701   (pound) 11,127,164   (pound) 57,988,742      $96,261,312
Revenue from discontinued operations(2)........              --                   --                   --               --
Cost of sales..................................         171,448           10,872,238           55,457,472       92,059,404
Administrative expenses........................         492,199            1,363,343            1,695,768        2,814,975
Depreciation and amortization..................           5,681              141,850              625,638        1,038,559
Profit (loss) from continuing operations.......        (495,627)          (1,250,267)             209,864          348,374
Profit (loss) from discontinued operations.....              --                   --                   --               --
Exceptional items..............................        (460,983)                  --                   --               --
Interest (expense) income, net.................          65,417               68,674             (394,801)        (655,370)
Income tax expense (credit)....................              --                   --                   --               --
Net profit (loss)..............................(pound) (891,193)  (pound) (1,181,593)  (pound)   (184,937)     $  (306,996)
Earnings (loss) per share......................            (9.9)p               (9.0)p               (1.1)p    $      (.02)
Weighted average shares outstanding............       8,981,076           13,129,914           17,190,589       17,190,589

U.S. GAAP
Revenue from continuing operations.............(pound)  173,701    (pound) 11,127,164   (pound) 57,988,742      $96,261,312
Profit (loss) from continuing operations.......      (1,001,908)          (1,369,688)            (321,076)        (532,986)
Net profit (loss)..............................      (1,001,908)          (1,369,688)            (321,076)        (532,986)
Earnings (loss) per share......................           (11.1)p              (10.4)p               (1.9)p    $      (.03)
Earnings (loss) per share from continuing
operations.....................................           (11.1)p              (10.4)p               (1.9)p    $      (.03)
Weighted average number of shares
outstanding....................................       8,981,076           13,129,914           17,190,589       17,190,589


                                                                   December 31,
                                            -----------------------------------------------------
                                                   1993             1994               1995
                                            ----------------- ---------------- ------------------
Balance Sheet Data:
U.K. GAAP
Total assets................................(pound) 919,804  (pound) 1,123,878  (pound) 3,053,064
Long-term liabilities.......................        333,852                 --                 --
Shareholders' equity........................        409,266            467,953          2,983,728


U.S. GAAP
Total assets................................(pound) 919,804  (pound) 1,123,878  (pound) 3,143,144
Long-term liabilities.......................        333,852                 --             90,080
Shareholders' equity........................        409,266            467,953          2,983,728


                                                                             June 30,
                                            ----------------------------------------------------------------------------
                                                   1996                1997                1998             1998(1)
                                            ------------------  -----------------   ------------------   ---------------
Balance Sheet Data:
U.K. GAAP
Total assets................................ (pound) 7,995,040  (pound) 16,851,935  (pound) 40,711,927   $   67,581,799
Long-term liabilities.......................           830,212           5,937,925          10,671,177       17,714,154
Shareholders' equity........................         6,787,015           6,957,569           9,452,565       15,691,258


U.S. GAAP
Total assets................................ (pound) 8,333,378  (pound) 17,226,966  (pound) 41,104,602   $   68,233,639
Long-term liabilities.......................         1,279,265           6,611,766          11,461,003       19,025,265
Shareholders' equity........................         6,676,300           6,658,759           9,055,411       15,031,982

----------
(1) Translations into dollars in this table are for convenience only and are computed at the Noon Buying Rate on June 30, 1998 of $1.66 per(pound)1.

(2) The Company sold its oil and gas production services business in April 1994. Accordingly, revenue and operating profit (loss) associated with such operations for the years ended December 31, 1993 and 1994 are reflected as discontinued operations.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion is intended to assist in an understanding of the Company's financial position as of June 30, 1998 and its results of operations for the year ended December 31, 1995, the six months ended June 30, 1996, the fiscal years ended June 30, 1997 and 1998. The Company's consolidated financial statements and notes included elsewhere in this Report contain additional information and should be referred to in conjunction with this discussion. Such financial statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. Notes 29 and 30 to the Company's consolidated financial statements provide a description of the principal differences between U.K. GAAP and U.S. GAAP as they relate to the Company, and a reconciliation of U.S. GAAP of net income (loss) and shareholders' equity.

Overview

     Independent Energy is the largest independent marketer of electricity in the United Kingdom (i.e., not a part of the government-owned electricity industry at the time of its privatization in 1990). The Company was founded to capitalize on the market opportunities created by the deregulation of the United Kingdom electricity market. Since commencing marketing operations in April 1996, management believes that it has established Independent Energy as a reliable alternative provider of electricity. The Company currently has over 1,400 customers, primarily in the light industrial, commercial and public sector markets. The Company increased its revenue from (pound)11.1 million ($18.6 million) for the fiscal year ended June 30, 1997 to (pound)58.0 million ($96.3 million) for the fiscal year ended June 30, 1998. The Company's revenue for the three months ended June 30, 1998 was (pound)23.1 million ($38.4 million).

     The Company has incurred operating and net losses of approximately (pound)1.6 million and (pound)2.2 million, respectively, in the aggregate, through June 30, 1998 since commencing electricity supply operations. The Company expects to increase its revenues pending the final phase of deregulation of the U.K. electricity market. The Company will incur certain additional fixed costs in anticipation of its increase in sales as well as variable costs that increase proportionally with sales. The Company's ability to achieve profitability will depend in large measure on its ability to attract a sufficient number of customers to permit its fixed cost base to decline in relation to its number of customers and as a percentage of revenues. The final phase of deregulation of the supply segment of the industry began in September 1998.

     Revenue from the sale of electricity is recognized by the Company on a monthly basis based on the volume of electricity consumed by its customers as determined by month-end meter readings and the contract prices associated with such volume. Customers are billed monthly, generally at a fixed price for usage. Because the cost of electricity purchased from the Pool fluctuates throughout the term of sales contracts, the Company recognizes gross profit related to electricity sales on a pro rata basis throughout the term of sales contracts based on an estimated gross profit margin for all sales contracts. The estimated gross profit margin considers the estimated cost of electricity, the effects of hedging contracts entered into by the Company to mitigate Pool price exposure, transmission and distribution costs, commissions and all other costs of sales in supplying the electricity. The difference between the cash cost of the electricity and the estimated cost of sales based on the estimated gross profit margin is accounted for as either an accrual for, or a deferral of, the cost of electricity and recorded on the balance sheet within current assets or current liabilities, as the case may be. The Company reviews the difference between actual gross profit and estimated gross profit on a quarterly basis.

     Because the Company generally sells electricity at fixed prices and purchases most of its electricity at fluctuating prices, the Company is exposed to risk arising from the difference between these prices. The Company's risk management practices are comprised of three material elements: (i) entering into CFDs to effectively fix the price of a portion of its electricity requirements purchased from the Pool; (ii) targeting customers that have relatively predictable demand and pattern usage profiles; and (iii) generating a portion of the electricity it supplies to customers.

Results of Operations

     Fiscal Year Ended June 30, 1998 Compared to Fiscal Year Ended June 30, 1997

     Revenue. Revenue for the fiscal year ended June 30, 1998 increased (pound)46.9 million, or 421%, to (pound)58.0 million from (pound)11.1 million for the fiscal year ended June 30, 1997. The increase reflected a substantial increase in the Company's sales volume of electricity to 1,410 GWh from 257 GWh in the 1997 period, a 449% increase, primarily as a result of the Company's increased marketing efforts.

     Gross profit. Gross profit for the fiscal year ended June 30, 1998 increased (pound)2.3 million to (pound)2.5 million from (pound)255,000 for the fiscal year ended June 30, 1997. As a percentage of revenue, gross profit for fiscal 1998 was 4.4%
compared to 2.3% in fiscal 1997. This increase was primarily due to the increase in electricity sales derived from Company's generated electricity, which generally have higher margins. In fiscal 1998, the Company generated 58.5 GWh of electricity compared to 7.1 GWh in fiscal 1997. In addition, the additional electricity generated by the Company in fiscal 1998 was from new larger plants at Trumfleet and Caythorpe that produce electricity at lower costs, thereby further increasing margins.

     Administrative expenses. Administrative expenses for the fiscal year ended June 30, 1998 increased (pound)300,000, or 24%, to (pound)1.7 million from (pound)1.4 million for the fiscal year ended June 30, 1997. As a percentage of revenue, administrative expenses for fiscal 1998 were 3% compared to 12% in fiscal 1997 as the Company's administrative expenses in fiscal 1997 reflected primarily fixed costs which did not increase materially in the 1998 period.

     Depreciation and amortization. Depreciation and amortization expense for the fiscal year ended June 30, 1998 was (pound)626,000 compared to (pound)142,000 for fiscal 1997. The increase was primarily the result of depreciation related to two new generation plants that commenced operations in fiscal 1998, one in December 1997 and one in March 1998.

     Operating profit (loss). The operating profit for the fiscal year ended June 30, 1998 was (pound)210,000 compared to operating loss of (pound)1.3 million for the fiscal year ended June 30, 1997. The reduction in the loss for fiscal 1998 was due to increased sales volumes, increased gross profit and reduced operating expenses as a percentage of revenue as described above.

     Interest income (expense). The Company had net interest expense of (pound)395,000 in fiscal 1998 compared to net interest income of (pound)69,000 in fiscal 1997. The change was primarily due to increased interest expense associated with debt financing used for two new generating plants in fiscal 1998.

     Year Ended June 30, 1997 Compared to Twelve Months Ended June 30, 1996

     Revenue. Revenue for the fiscal year ended June 30, 1997 increased (pound)10.9 million to (pound)11.1 million from (pound)178,000 for the twelve months ended June 30, 1996. The Company commenced sales of electricity in April 1996. The increase in sales volume was a result of a full year of commercial operations in fiscal 1997.

     Gross profit. Gross profit for the year ended June 30, 1997 increased to (pound)255,000 from (pound)2,000 for the twelve months ended June 30, 1996. As a percentage of revenue, gross profit for the year ended June 30, 1997 was 2.3% compared to 1.3% for the twelve months ended June 30, 1996. The increase was primarily due to sourcing electricity from the Company's generating plants (7.1 GWh or 3% of revenue) which generally result in higher margins. The Company did not generate any electricity in the twelve months ended June 30, 1996. In addition, the unit price of electricity purchased from the Pool was lower in the year ended June 30, 1997 than for the twelve months ended June 30, 1996, thereby further increasing margins for fiscal 1997.

     Administrative expenses. Administrative expenses for the year ended June 30, 1997 increased (pound)818,000, or 150%, to (pound)1.4 million from (pound)545,000 for the twelve months ended June 30, 1996. Moreover, as a percentage of revenue, administrative expenses for the 1997 period were 12.3% compared to 305.4% in the 1996 period. This increase resulted primarily from increased marketing activities and additional staff hired as the Company expanded its operations.

     Depreciation and amortization. Depreciation and amortization for the year ended June 30, 1997 was (pound)140,000 compared to (pound)6,000 for the twelve months ended June 30, 1996. The increase was primarily a result of depreciation related to the Company's Elswick generating plant which commenced operations in July 1996.

     Operating loss. Operating loss increased for the fiscal year ended June 30, 1997 to (pound)1.3 million compared to (pound)544,000 for the twelve months ended June 30, 1996. The increase in the loss for the 1997 period was due to operating expenses increasing as the Company formed its marketing and administrative organization and commenced marketing activities. Such expenses constitute primarily fixed overhead expenses and should decrease as a percentage of revenue as the Company expands its operations.

     Interest income (expense). The Company had net interest income of (pound)69,000 in the year ended June 30, 1997 compared to net interest income of (pound)77,000 for the twelve months ended June 30, 1996. Interest income decreased in the year ended June 30, 1997 primarily as a result of interest expense of (pound)120,000 in the year ended June 30, 1997 resulting from financing of a new generating plant in fiscal 1997 which partially offset increased interest income resulting from greater cash on deposit resulting from equity placements.

Liquidity and Capital Resources

     The Company's principal uses of funds have been to (i) fund operating losses associated with being a development stage company, (ii) fund working capital requirements and (iii) fund capital expenditures, primarily the acquisition and installation of gas-fired generating plants. From January 1, 1996 through June 30, 1998, these activities utilized funds of (pound)1.6 million, (pound)4.2 million and (pound)12.7 million, respectively.

     The Company has financed its funding requirements through a combination of equity issuances, capital lease financings and borrowings. From 1994 to 1997, the Company raised an aggregate of (pound)10.4 million through four equity placements in the U.K. and the U.S. In July 1998, the Company raised (pound)34.0 million net proceeds in an initial public offering of ADSs in the U.S. (the "ADS Offering").

     The Company has a credit facility with Barclays Bank plc (the "Credit Facility"), which, as of September 30, 1998, provides for aggregate borrowings, letters of credit and bank guarantees of (pound)31.0 million consisting of (i) an (pound)8.0 million revolving construction facility payable in quarterly payments of (pound)250,000 with interest of LIBOR plus 2.5% (10.4% at September 30, 1998), (ii) a line of credit of (pound)4.0 million due March 31, 1999 which bears interest at a base rate plus 1.75% (9.25% at September 30, 1998), (iii) (pound)10.0 million in the form of letters of credit to secure Pool electricity purchase obligations and obligations under CFDs, (iv) a (pound)7.5 million bank guarantee used by the Company to secure its obligations under a contract with a third-party service provider and (v) a (pound)1.5 million overdraft facility due March 17, 1999 which bears interest at a base rate plus 1.5% (9.0% at September 30, 1998). Pursuant to the Credit Facility, the Company has provided full cash collateral to secure outstanding obligations under the bank guarantee. As of September 30, 1998, the Company had outstanding borrowings under the Credit Facility of (pound)4.25 million and had utilized commitments to issue letters of credit in the aggregate amount of (pound)9.6 million and the bank guarantee of (pound)7.5 million.

     In June 1997, the Company issued (pound)1.4 million of promissory notes, which mature December 31, 2002 and bear interest at 10% per annum, payable quarterly. Such notes were repaid with the proceeds of the ADS Offering.

     The Company has historically financed its generating plants primarily through capital leases and debt financing. In June 1996, the Company executed a capital lease for Elswick for $1.5 million. The lease is payable in quarterly payments of $57,891 over a five-year initial term and secured by the generating assets located at the Elswick site. After the initial term, the Company can either extend the term for an additional five years at the then prime rate plus 1%, or purchase the equipment for 50% of its original cost. After ten years, the Company can purchase the equipment for $1. In June 1997, a capital lease for gas generator systems was executed for (pound)4.4 million. This lease is payable in six monthly payments of (pound)31,423 commencing July 23, 1997 followed by 78 monthly payments of (pound)69,734. The primary term of seven years can be extended indefinitely for an annual payment of (pound)10,958. In October 1997, the Company entered into a capital lease covering gas generator systems for (pound)2.7 million. This lease is payable in quarterly payments commencing January 31, 1998 in varying amounts. The primary term of six years can be extended by the Company indefinitely for an annual payment of (pound)6,664.

     The Company estimates that its capital expenditure requirements related to the acquisition and installation of additional generating plants for the remainder of calendar year 1998 and for calendar year 1999 will be approximately (pound)15.2 million and (pound)73.8 million, respectively. The Company has historically financed its generating plants primarily through capital lease and debt financing with equity financing representing 7% to 10% of the aggregate financing requirements. Following the offering, the Company expects to increase the equity portion of such capital requirements by up to 15%. Accordingly, the Company expects to use (pound)13.7 million ($23.0 million) of the net proceeds from the ADS Offering to fund the equity-financed portion of the acquisition and installation of gas-fired generating plants by the Company through the end of 1999. However, although the Company is actively pursuing the acquisition and installation of the generating plants described above, there can be no assurance regarding the amount and timing of expenditures for such generating plants or that such expenditures will not vary materially from those currently contemplated. The actual amount to be expended for the acquisition and installation of gas-fired generating plants will depend on a number of factors, including market conditions in the U.K. electricity industry and the Company's success in attracting new customers.

     The Company purchases substantially all of its electricity from the Pool which is required to be paid 28 days in arrears. In contrast, the Company bills its customers monthly and receives payments from such billings on average approximately 25 days therefrom. Thus, the Company has significant working capital requirements due to these timing differences. In addition, during the colder months (October through April) when Pool prices are generally higher than the average yearly Pool price, the Company requires additional working capital to fund the increased cost of electricity during such months. The Company has taken a number of measures to reduce its working capital need, including encouraging customers to adopt shorter billing and collection cycles and to utilize direct debit as a means of payment. As the Company expands its base of operations, it expects working capital needs to increase significantly.

     In fiscal 1998, the Company expended (pound)3.0 million for information technology and related equipment to service customers. Such amount was utilized for a setup fee paid to a third-party service provider under a five-year service contract commencing in fiscal 1999. This amount will be amortized over the life of such service contract. In addition, pursuant to the terms of such contract, the Company obtained a (pound)7.5 million bank guarantee in the third calendar quarter of 1998 to secure its obligations under such contract. The Credit Facility has been amended to provide for such bank guarantee. However, the Company was required to provide full cash collateral to secure this guarantee.

     The Company believes that the remaining net proceeds from the ADS Offering, capital lease and other debt financing and cash generated from operations will be adequate to fund such capital expenditure requirements and working capital needs related to the expansion of its operations.

Reconciliation of U.K. GAAP to U.S. GAAP

     The Company's consolidated financial statements are prepared in accordance with U.K. GAAP. There are significant differences between U.K. GAAP and U.S. GAAP.

     The principal difference between U.K. GAAP and U.S. GAAP relevant to the Company occurs with respect to accounting for variable employee share options under the Company's option program. Although the Company does not have a formal option plan, the Company has granted options to acquire Shares to substantially all employees of the Company. Under U.K. GAAP, the Company does not recognize compensation cost related to the option program as described below.

     Under Accounting Principles Board ("APB") No. 25, compensation for services that the Company received as consideration for Shares issued pursuant to the exercise of options are recognized as the difference between the quoted market price of the number of Shares issuable pursuant to options at the measurement date less the aggregate exercise price for Shares issuable pursuant to such options. Compensation cost related to the option program as determined under U.S. GAAP would have been (pound)111,000, (pound)188,000 and (pound)136,000 for the fiscal years ended June 30, 1996, 1997 and 1998, respectively. There was no compensation cost related to its option program for the year ended December 31, 1995.

     The Company's net losses for the fiscal years ended June 30, 1996, 1997 and 1998, under U.K. GAAP were (pound)891,000, (pound)1.2 million and (pound)185,000, respectively. Under U.S. GAAP, the Company would have reported net losses of (pound)1.0 million, (pound)1.4 million and (pound)321,000 for the periods ended June 30, 1996, 1997 and 1998, respectively. There was no change in the net income or losses reported for the year ended December 31, 1995 under U.S. GAAP.

     Notes 29 and 30 to the Company's consolidated financial statements provide a description of these and other differences between U.K. GAAP and U.S. GAAP.

Item 9A. Quantitative and Qualitative Disclosure About Market Risk

     Independent Energy is exposed to two principal risks associated with its customers' contracts: "load shape" risk (the risk associated with a shift in the customer's usage pattern, including absolute amounts demanded and timing of amounts demanded) and "purchase" price risk (the cost of purchased electricity relative to the price received from the supply customer). Generally, load shape risk decreases as Independent Energy's portfolio of supply customers in the supply market increases. Independent Energy manages Pool price risk by employing a variety of risk management tools, including entering into CFDs, management of its supply contract portfolio, and through the ownership of generating facilities to produce a portion of its required supply of electricity. The
Company has in the past and intends to continue to enter into CFDs which are contracts between generators, traders and suppliers that have the effect of fixing the price of electricity for a contracted quantity of electricity over a specific time period. Differences between the actual price set by the Pool and the agreed prices give rise to different payments between the parties to the particular CFD. Independent Energy's ability to manage its purchase price risk depends, in part, on the future availability of properly priced risk management mechanisms such as CFDs.

     As of June 30, 1998, the Company had effective sales contracts in place to supply an estimated 1,377 GWh of electricity through June 1999 and had CFDs in place to fix the purchase price of 1,003 GWh of such demand. In addition, in order to hedge against Pool price fluctuations related to renewals of sales contracts and future growth, the Company's CFDs in place also fix the purchase price of an additional 248 GWh of electricity through October 1999. As of June 30, 1998, the aggregate commitment of the Company under CFDs was (pound)34.0 million. Self-generation of electricity by the Company also provides a hedge against electricity price fluctuations since the cost of the Company's generated electricity has historically been less than sales prices. The Company estimates that its three existing generating plants and the three proposed plants will provide it with an additional 158 GWh and 160 GWh of electricity, respectively, for the fiscal year ending June 30, 1999. As a result of its expected growth in revenue arising from the commencement of the final phase of deregulation, the Company has adopted a hedging policy which consists of entering into CFDs and continuing to generate a portion of its electricity requirements to effectively hedge a significant portion of its total estimated demand based on effective sales contracts in place at such time.

Item 10. Directors and Officers of Registrant

Executive Officers and Directors

     Certain information concerning the executive officers and directors of the Company is set forth below.

                       Name              Age        Position
                       ----              ---        --------
     Burt H. Keenan.....................  59     Executive Chairman
     John L. Sulley.....................  47     Managing Director
     Ian Stewart........................  46     Executive Director--Finance
     William E. Evans...................  62     Executive Director--Resources
     Robert Jones.......................  52     Executive Director--Operations
     Jerry W. Jarrell...................  57     Non-Executive Director
     Roy Deakin.........................  66     Non-Executive Director
     David May..........................  62     Non-Executive Director

     Burt H. Keenan has been Executive Chairman of the Company since its inception in April 1991. Since 1987, he has been an associate of Chaffe & Associates, Inc., an investment banking firm located in New Orleans, Louisiana. From 1969 to 1986, Mr. Keenan was the founder, Chairman and Chief Executive Officer of Offshore Logistics, Inc., a Nasdaq-traded marine and aviation oil and gas service company. He is also a director of a number of companies, including Telescan Incorporated, a Nasdaq-traded interactive online information business, and Halter Marine, Inc., an American Stock Exchange listed company engaged in shipbuilding in the U.S. Mr. Keenan holds bachelors and masters degrees in business administration from Tulane University.

     John L. Sulley, Managing Director, joined the Company in October 1995. Mr. Sulley has over 25 years of experience in the U.K. power industry, including experience in engineering, operations, finance and marketing operations. From April 1994 to October 1995, he was general commercial manager for the Supply Division of Scottish Power plc, where he was responsible for financial operations, strategic and business planning for the Supply Division and for the electricity trading operations. From March 1989 to April 1994, Mr. Sulley was responsible for starting and managing the direct sales operations at National Power plc. Mr. Sulley holds an MBA from Glasgow University, a Masters degree in engineering from UMIST and a BSc. in engineering from Aston University.

     Ian Stewart joined the Company as Executive Director--Finance in May 1998. From April 1996 to May 1998, Mr. Stewart served as Group Financial Controller for the North of Scotland Water Authority. From January 1992 to March 1996, he served as Head of Finance for the Energy Trading Division of Scottish Power plc, which marketed electricity to large industrial and commercial businesses in the early phases of deregulation in the U.K. During this same period, he also served as Finance Director of Caledonian Gas, an affiliate of Scottish Power plc. Mr. Stewart received his professional accountancy qualification from Caledonian University.

     William E.  Evans,  Executive  Director--Resources,  joined the  Company in
April 1992. He is a consultant geologist-geophysicist with broad managerial experience in exploration, having specialized in the U.K. onshore oil industry over the past 25 years. He became chief geologist of the consulting firm Seabrooke & Associates (later Simon Horizon) and a founder of Energy Resource Consultants. He holds a BSc. in geology from Bristol University and a DIC in oil technology from Imperial College, London, where he held a lectureship in petroleum geology for three academic years.

     Robert Jones joined the Company in April 1996 and is currently Executive Director--Operations. Dr. Jones is a petroleum engineer with 26 years of experience in drilling, field development and production operations, with particular emphasis on operations in the U.K. From September 1993 to April 1996, Dr. Jones was development manager for Perenco Group (formerly Kelt) where he was responsible for drilling and completion operations and field development. Before joining Perenco, Dr. Jones was operations manager for Taylor Woodrow Energy Limited with specific responsibility for drilling and production operations onshore U.K. Dr. Jones holds both a Ph.D. and a BSc. in mining engineering from Nottingham University.

     Jerry W. Jarrell became a non-executive Director of the Company in May 1998. From April 1991 to May 1998, he served as Executive Director--Finance of the Company. He is also a private consultant to several public and private companies. He has devoted 50% of his time to the Company since early 1996. Prior thereto, he had devoted 20% of his time to the Company. From 1977 to 1990, he served as Chief Financial Officer for the Woodson Companies, an oil field construction company. From 1971 to 1977, he was Secretary, Treasurer and Controller of Offshore Logistics, Inc., a Nasdaq-traded marine and aviation oil and gas service company. From 1966 to 1971, he was a certified public accountant with Arthur Andersen & Company. He holds a BS degree in accounting from Louisiana Tech University. Mr. Jarrell is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Board of Directors.

     Roy Deakin has been a non-executive director of the Company since October 1992. He is Chairman of Southern Geophysical Consultants, a U.K. company which has provided a geophysical service function to the petroleum exploration industry over the past 25 years. Mr. Deakin was formerly a Non-Executive
Chairman of Blackland Oil plc. Mr. Deakin is a member of the Audit and Remuneration Committees of the Board of Directors.

     David May has been a non-executive director since December 1995. He is a specialist in venture capital companies and currently holds seven other directorships covering a wide range of business interests. He is currently chairman of the Berthon group of companies which was a leader in marina development in the U.K. He is a university graduate, a qualified marine engineer and a naval architect. Mr. May is the Chairman of the Remuneration Committee and a member of the Audit Committee of the Board of Directors.

Term of Office of Directors and Executive Officers

     With the exception of the Chairman and Managing Director, one-third of the Directors, or if their number is not three or any multiple of three, then the number nearest to and less than one-third, retire by rotation at each

Annual General Meeting. In addition, any Director appointed since the latest Annual General Meeting shall retire at the next Annual General Meeting but is eligible for re-election. Accordingly, the terms of office expire at the next Annual General meeting and, being eligible, such Directors may seek re-election.

Item 11. Compensation of Directors and Executive Officers

     In the fiscal year ended June 30, 1998, the Company paid (pound)304,000 in compensation to all directors and executive officers as a group, for services in all capacities. The Company has a bonus and profit sharing plan. However, no compensation was paid in fiscal 1998 under this plan. In fiscal 1998, the Company accrued (pound)20,200 for pension, retirement or similar benefits for its executive officers and directors. See Note 4 to the consolidated financial statements of the Company included elsewhere in this Report.

Employment Contracts

     Independent Energy has entered into the following agreements with its executive officers.

     Mr. Sulley and Dr. Jones have each entered into service agreements with Independent Energy for an initial term of two years. After the initial term which expired in May 1998, Independent Energy has the right to terminate either agreement with 24 months prior notice. Mr. Sulley and Dr. Jones receive annual salaries of (pound)66,000 and (pound)60,000, respectively, as well as profit-related bonuses and other benefits.

     Each of Messrs. Evans, Keenan and Jarrell have entered into consulting agreements through entities controlled by each such person with Independent Energy for an initial term of two years. After the initial term, either party to the agreements may terminate the applicable agreement with 24 months prior notice. Messrs. Evans, Keenan and Jarrell receive annual salaries of (pound)45,000, (pound)40,000 and (pound)25,000, respectively.

     Each of Messrs. Deakin and May have entered into agreements to provide their services as non-executive directors to Independent Energy with Independent Energy. Such contracts are terminable by either party with three months notice. Each of Messrs. Deakin and May receive an annual fee of (pound)8,000 and an attendance fee of (pound)650 per board meeting.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

Options to Purchase Ordinary Shares

     The following table sets forth the options to purchase Ordinary Shares held by each executive officer and director as of June 30, 1998.

                                             Number of    Exercise
                   Name                        Shares       Price         Exercisable Date       Expiration Date
                   ----                        ------       -----         ----------------       ---------------
                                                             (p)
Burt H. Keenan............................     45,400       31.25         January 1, 1997        January 1, 2001
                                              200,000      100.00         October 21, 1997       April 28, 2003
                                               50,000      122.50         November 5, 2000       November 5, 2002
Jerry W. Jarrell..........................     22,800       31.25         January 1, 1997        January 1, 2001
                                              100,000      100.00         January 1, 1999        January 1, 2001
                                               50,000      122.50         November 5, 2000       November 5, 2002
                                              100,000      100.00         October 21, 1997       April 28, 2003
John L. Sulley............................     60,000       50.00         January 1, 1997        January 1, 2001
                                              300,000      100.00         January 1, 1999        January 1, 2001
                                               50,000      122.50         November 5, 2000       November 5, 2002
Ian Stewart...............................    170,000      122.50         November 5, 2000       November 5, 2002
William E. Evans..........................    150,000      100.00         January 1, 1999        January 1, 2001
                                              295,200        1.00         May 28, 1996           January 1, 2001
                                               50,000      122.50         November 5, 2000       November 5, 2002
Robert Jones..............................    300,000      100.00         January 1, 1999        January 1, 2001
                                               50,000      122.50         November 5, 2000       November 5, 2002
Roy Deakin................................     50,000      100.00         January 1, 1997        January 1, 2001
David May.................................     50,000      100.00         January 1, 1997        January 1, 2001
                                               15,000      122.50         November 5, 2000       November 5, 2002
                                            ---------
      Total...............................  2,108,400
                                            =========

Item 13.   Interest of Management in Certain Transactions

     Mr. Evans, through Altwood Petroleum Limited ("Altwood"), a corporation controlled by him, has a 4% carried interest in the Company's oil and gas licenses (except for the Caythorpe license). Altwood acquired his 4% interest as compensation for his agreement in April 1992 to the assignments of the ongoing Elswick ventures and other forthcoming projects to Eukan, and for the ownership of Eukan to be held 95% by IPSCO.

                                     PART II


Item 14. Description of Securities to be Registered

     Not applicable.

                                    PART III


Item 15. Defaults upon Senior Securities

     None.

Item 16. Changes in Securities and Changes in Security for Registered Securities

     None.

                                     PART IV


Item 17. Financial Statements

     See page F-1.

Item 18. Financial Statements and Exhibits

     Not applicable.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
Statement of Directors' Responsibilities .................................   F-2

Report of Independent Public Accountants .................................   F-3

Consolidated  Statements of Operations for the year ended
   December 31, 1995, the six  months  ended  June 30, 1996,
   and the years  ended  June 30,  1997 and 1998 .........................   F-4

Consolidated Balance Sheets as of June 30, 1997 and 1998 .................   F-5

Consolidated Cash Flow  Statements for the year ended
   December 31, 1995, the six months ended June 30, 1996,
   and the years ended June 30, 1997 and 1998 ............................   F-6

Notes to the Consolidated Financial Statements ...........................   F-7

                         INDEPENDENT ENERGY HOLDINGS PLC

                    STATEMENT OF DIRECTORS' RESPONSIBILITIES

     The following statement, which should be read in conjunction with the report of Independent Public Accountants set out on page F-3, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the consolidated financial statements.

     The Directors are required by UK company law to prepare financial statements for each fiscal period that give a true and fair view of the state of affairs of the Company and Subsidiaries as at the end of the fiscal period and of the profit or loss and cash flows for that period.

     The Directors confirm that suitable accounting policies have been used and applied consistently, and that reasonable and prudent judgments and estimates have been made in the preparation of the financial statements. The Directors also confirm that applicable accounting standards have been followed and that the financial statements have been prepared on a going concern basis.

     The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and Subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                INDEPENDENT ENERGY HOLDINGS PLC AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and the Shareholders of Independent Energy Holdings plc:

     We have audited the consolidated balance sheets of Independent Energy Holdings plc and subsidiaries, as defined in Note 2 to these financial statements, as of 30 June 1997 and 1998 and the related consolidated statements of operations and cash flows for the year ended 31 December 1995, and the six months ended 30 June 1996, and the years ended 30 June 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom, which are substantially the same as auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Independent Energy Holdings plc and subsidiaries as of 30 June 1997 and 1998, and the results of their operations and their cash flows for the year ended 31 December 1995, and the six months ended 30 June 1996, and the years ended 30 June 1997 and 1998 in accordance with generally accepted accounting principles in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net results, shareholders' funds and cash flows for the year ended 31 December 1995, and the six months ended 30 June 1996 and the years ended 30 June 1997 and 1998 to the extent summarized in Notes 29 and 30 to the consolidated financial statements.


                                  Pannell Kerr Forster
                                  Chartered Accountants and Registered Auditors


Nottingham, England
2 October 1998

           INDEPENDENT ENERGY HOLDINGS PLC AND SUBSIDIARY UNDERTAKINGS

                      CONSOLIDATED STATEMENTS OF OPERATIONS

          (All amounts stated in pounds sterling except per share data)


                                                     Year       Six Months
                                                    Ended          Ended           Year ended June 30,
                                                 December 31,   Ended June 30, --------------------------
                                        Note         1995           1996          1997            1998
                                      -------   -------------  --------------- -----------    -----------
Turnover (revenue) ..................    3(e)          4,701        173,701     11,127,164     57,988,742

Cost of sales .......................    3(f)           --         (171,448)   (10,872,238)   (55,457,472)
                                                 -----------    -----------    -----------    -----------
Gross profit ........................                  4,701          2,253        254,926      2,531,270
Depreciation and amortization........  10/11          (2,858)        (5,681)      (141,850)      (625,638)
Administrative expenses .............                (90,915)      (492,199)    (1,363,343)    (1,695,768)
                                                 -----------    -----------    -----------    -----------
Operating profit (loss) .............                (89,072)      (495,627)    (1,250,267)       209,864

Exceptional items ...................       8           --         (460,983)          --             --
Interest income .....................    6(a)         24,029         65,417        189,071        105,049
Interest expense ....................    6(b)           --             --         (120,397)      (499,850)
                                                 -----------    -----------    -----------    -----------
Loss on ordinary
   activities before taxation .......       7        (65,043)      (891,193)    (1,181,593)      (184,937)
Tax on loss on ordinary
   Activities .......................      15          5,576           --             --             --
                                                 -----------    -----------    -----------    -----------
Retained loss for the
   Period ...........................                (59,467)      (891,193)    (1,181,593)      (184,937)
                                                 ===========    ===========    ===========    ===========
Basic earnings (losses) per
   Share ............................       9         (176.8)p         (9.9)p         (9.0)p         (1.1)p

----------
(1)  Movements on reserves are set out in note 18.

(2) There are no material differences between results calculated on an historical cost basis and those reported above.

(3)  The results for the period reflect all recognized gains and losses.


   The accompanying notes are an integral part of these financial statements.

           INDEPENDENT ENERGY HOLDINGS PLC AND SUBSIDIARY UNDERTAKINGS

                           CONSOLIDATED BALANCE SHEETS

                     (All amounts stated in pounds sterling)

                                                                    June 30,
                                                               -------------------
                                                     Note      1997           1998
                                                     ----      ----           ----
Fixed Assets
Intangible assets .............................       10     1,544,689      6,220,988
Tangible assets ...............................       11     8,503,781     18,530,667

Current Assets
Debtors:
Amounts due within one year ...................       12     4,880,460     15,339,623
Cash at bank and in hand ......................              1,923,005       620,649
                                                           -----------    -----------
                                                             6,803,465     15,960,272

Creditors
Amounts falling due within one year ...........       13    (3,956,441)   (20,588,185)
                                                           -----------    -----------

Net current assets ............................              2,847,024    (4,627,913)
                                                           -----------    -----------

Total Assets less Current Liabilities .........             12,895,494    20,123,742
Creditors
Amounts falling due after more than one year ..       14    (5,937,925)   (10,671,177)
                                                           -----------    -----------

Net Assets ....................................              6,957,569     9,452,565
                                                           ===========    ===========

Capital and Reserves
Called up share capital .......................       17       149,914        179,355
Share premium account .........................       18     8,044,482     10,694,974
Profit and Loss account .......................       18    (1,236,827)    (1,421,764)
                                                           -----------    -----------

Shareholders' Funds ...........................       19     6,957,569      9,452,565
                                                           ===========    ===========


   The accompanying notes are an integral part of these financial statements.

           INDEPENDENT ENERGY HOLDINGS PLC AND SUBSIDIARY UNDERTAKINGS

                        CONSOLIDATED CASH FLOW STATEMENTS

                     (All amounts stated in pounds sterling)

                                                   Year           Six
                                                   Ended      Months Ended
                                                 December 31,    June 30,
                                                                                 Year Ended June 30,
                                                                             --------------------------
                                                    1995          1996          1997           1998
                                               -----------    -----------    -----------    -----------
Reconciliation of operating profit/(losses)
  to net cash (outflow)
  from operating activities

    Operating profit (loss) ................       (89,072)      (495,627)    (1,250,267)       209,864
        Depreciation and ...................         2,858          3,875        146,991        625,638
        amortization
    Changes in debtors .....................       (14,219)      (246,360)    (3,931,165)   (10,459,163)
    Changes in creditors ...................         8,437        229,938      2,695,153      7,483,983
    Exchange movements .....................            --         23,693        (39,535)         3,842
                                               -----------    -----------    -----------    -----------
    Net cash outflow from operating ........       (91,996)      (484,481)    (2,378,823)    (2,135,836)
        activities
    Returns on investments and servicing of
        finance
    Interest received ......................        24,029         41,724        189,071        105,049
    Interest paid ..........................            --             --        (80,862)    (1,074,391)
                                               -----------    -----------    -----------    -----------
                                                    24,029         41,724        108,209       (969,342)
Taxation
    Tax paid ...............................        (3,424)            --             --             --
Capital expenditure
    Purchase of tangible fixed assets ......       (56,343)            --     (3,759,500)    (6,775,095)
    Purchase of intangible fixed assets ....      (316,600)      (212,199)            --     (1,929,787)
    Sale of tangible assets ................            --          6,000             --
                                               -----------    -----------    -----------    -----------
                                                  (372,943)      (206,199)    (3,759,500)    (8,704,882)
Management of liquid resources
    Purchase of commercial paper ...........            --     (4,300,154)            --             --
    Sale of commercial paper ...............            --             --      4,300,154             --
                                               -----------    -----------    -----------    -----------
                                                        --     (4,300,154)     4,300,154             --
Financing
    Proceeds from exercised share warrants .        32,101             --             --         54,141
    Proceeds from exercised share options ..            --             --             --        198,750
    Issue of ordinary share capital ........     1,906,621      5,000,000      1,352,147      2,500,000
    Less issue costs .......................            --       (305,520)            --        (72,958)
    Issue of loan notes ....................            --             --      1,400,000             --
    New loans due within one year ..........        50,494             --             --      5,000,000
    New loans due in over one year .........            --             --             --      4,000,000
    Loan repayments ........................            --             --             --       (500,000)
    Capital element of finance lease .......            --        (37,349)      (440,386)      (694,432)
repayments
                                               -----------    -----------    -----------    -----------
                                                 1,989,216      4,657,131      2,311,761     10,485,501

                                               ===========    ===========    ===========    ===========
(Decrease)/increase in cash in the period ..     1,544,882       (291,979)       581,801     (1,324,559)
                                               ===========    ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                         INDEPENDENT ENERGY HOLDINGS PLC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS AND ORGANIZATION

     Independent Energy Holdings plc and subsidiary undertakings ("the Company") generates and markets electricity, currently only operating in the United Kingdom. All amounts throughout this document are stated in pounds sterling unless otherwise specified.

2.   BASIS OF PRESENTATION

     The consolidated financial statements include Independent Energy Holdings plc and its wholly-owned subsidiary, Independent Energy UK Limited and the predecessor companies (International Petroleum Service Company, Eukan Energy Limited and Elswick Petroleum Limited).

     Independent Energy UK Limited ("IEUK") was incorporated in March 1995, and on 17 April 1995 it acquired by share exchange 100% interests in International Petroleum Service Company ("IPSCo") a company incorporated in the State of Delaware, Eukan Energy Limited ("Eukan") a company incorporated in the United Kingdom and being a 95% owned subsidiary of IPSCo, and Elswick Petroleum Limited ("Elswick") also incorporated in the United Kingdom. IPSCo, Eukan and Elswick are subsequently referred to as "the subsidiaries." This acquisition was effected by the issue of shares in IEUK on the following basis:

     (i) 1 share in IEUK for each share in IPSCo

     (ii) 28 shares in IEUK for the 5% minority stake in Eukan

     (iii) 1 share in IEUK for every 35 shares in Elswick

     Following the share exchanges, the reorganization was accounted for under UK GAAP merger accounting principles, which is substantially the same as the pooling of interests method of accounting under US GAAP. This method was adopted due to the common ownership and management control of IEUK and the subsidiaries since their inception. The accounts of the entities that were acquired are consolidated in the accompanying financial statements using historical data, for the accounting periods ending 31 December 1994 and 1995. All significant intercompany accounts and transactions have been eliminated.

     On 1 January 1996, all trade and assets of the subsidiaries were transferred to IEUK, and the now dormant companies were sold at net asset value.

     In March 1996, Independent Energy Holdings plc ("IEH") was incorporated to float on the Alternative Investment Market in the UK in order to raise funds for expansion. On 31 May 1996 it acquired by share exchange, a 100% interest in IEUK. Both the asset transfer and the acquisition of IEUK were accounted for under UK GAAP acquisition accounting principles, which are substantially the same as the purchase method of accounting under US GAAP. The accounts of IEH and IEUK are consolidated in the accompanying financial statements for the accounting periods ending 30 June 1996 and 1997, following a change in accounting reference date from 31 December to 30 June. The results for June 30, 1996 therefore show a six month period only.

     Under US GAAP, where an entity qualifies for the pooling of interests accounting method, consolidated financial statements must be prepared on that basis, reflecting all transactions at historical cost. This differs from UK GAAP where an entity can choose either accounting method. The consolidated financial statements prepared under UK GAAP have therefore been reconciled with the consolidated financial statements prepared under US GAAP for each of the accounting periods in Notes 29 and 30.

3.   ACCOUNTING POLICIES

     The financial statements are prepared in accordance with applicable accounting standards and generally accepted accounting principles in the United Kingdom ("UK GAAP"). A summary of the more important accounting policies, which have been applied consistently, is set out below.

     The most significant differences between the accounting principles followed by the Company and generally accepted accounting principles in the United States ("US GAAP") are described in Notes 29 and 30.

     a) Basis of Accounting

     These   financial   statements  are  prepared  under  the  historical  cost
convention.

     b) Development

     Expenditure on development of production facilities is capitalized to be matched with future revenue.

     The cost incurred relates to the development of natural gas fields to facilitate commercial production of proven reserves which are used as the fuel source for generation plants producing electricity and are included as intangible assets.

     The Company follows the full cost method of accounting for gas properties. Accordingly, all costs associated with acquisition, exploration, and development of gas reserves, including directly related overhead costs, are capitalized. All capitalized costs of gas properties are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicated that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. In addition, the capitalized costs are subject to a "ceiling test", which basically limits such costs to the aggregate of the "estimated present value", discounted at a 10 percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

     Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of gas, in which case the gain or loss is recognized in income. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

     The Company capitalizes interest on expenditures made in connection with exploration and development projects not subject to current amortization. Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use.

     c) Depreciation and Amortization

     Tangible fixed assets are written off over their estimated useful lives on a straight line basis at the following annual rates:

          Plant and machinery       5 percent on cost

          Office equipment         33 percent on cost

     Assets in the course of construction are the generation plants including the generators, well development and related piping and cable connections which are depreciated over their estimated useful lives from the date of completion.

     Intangible fixed assets are amortized on unit-of-production basis using estimates of proven resources. The proven resources are determined annually by third party petroleum consultants.

     The Company periodically assesses whether any events or changes in circumstances have occurred that would indicate that the carrying amount of long-lived assets may not be recoverable.

     d) Leasing

     Assets acquired under finance leases are capitalized and depreciated over their estimated useful lives. The interest element of the finance lease rental payments is charged to the profit and loss account over the life of the lease.

     Rentals payable under operating leases are charged to the profit and loss account as incurred.

     e) Turnover

     Turnover (revenue) from the sale of electricity is recognized by the Company on a monthly basis based on the volume of electricity consumed by its customers as determined by month-end meter readings and the contract prices associated with such volume. Customers are billed monthly, generally at a fixed price for usage.

     f) Deferred Energy Cost

     The cost of electricity purchased from the Pool fluctuates throughout the term of sales contracts. The Company recognizes gross profit related to electricity sales on a pro rata basis throughout the term of sales contracts based on an estimated gross profit margin for all sales contracts. Pool prices tend to be higher in the colder months than in the warmer months. The estimated gross profit margin considers the estimated cost of electricity, the effects of hedging contracts entered into by the Company to mitigate Pool price exposure, transmission and distribution costs, commissions and all other costs of sales in supplying the electricity. The difference between the cash cost of the electricity and the estimated cost of sales based on the estimated gross profit margin is accounted for as either an accrual for, or a deferral of, the cost of electricity and recorded on the balance sheet within current assets or current liabilities, as the case may be. The Company reviews the difference between actual gross profit and estimated gross profit on a quarterly basis.

     g) Foreign Currency Translation

     The translation of foreign currency transactions is dealt with as follows:

          (i) non-monetary assets and liabilities at the balance sheet date are translated at the rate ruling on the date on which the transaction occurred;

          (ii) monetary assets and liabilities at the balance sheet date are translated at the rate ruling at that date;

          (iii) transactions regarding turnover and operating expenses occurring during the period, settled in sterling, are translated at the rate ruling on the date on which the transaction occurred; and

          (iv) transactions regarding turnover and operating expenses occurring during the period, settled in foreign currency, are translated at the average rate.

     (h) Deferred Taxation

     Tax deferred or accelerated is accounted for in respect of all material timing differences to the extent that it is probable that a liability or asset will be realized. The amount of such tax is based on expected effective tax rates, and future changes in tax laws and rules are not anticipated for this purpose.

4.   DIRECTORS

     Directors' Remuneration

                                      Six
                                     Months     Year       Year
                                     Ended      Ended     Ended
                                    June 30,   June 30,   June 30,                Year Ended June 30, 1998
                                   ----------  --------  --------    -------------------------------------------------
                                                                                                         Pension
                                      1996       1997      1998       Salary        Fees     Benefits    Contributions
                                   ----------  --------  --------    -------      -------    --------    -------------
Executive Directors
B. H. Keenan.....................        --        --         --          --          --         --            --
J. L. Sulley.....................    33,343    82,000     81,742      66,000          --      5,842         9,900
I. Stewart.......................        --        --     11,052       8,452          --      1,332         1,268
W. E. Evans......................     2,120     5,700      5,817          --          --      5,817            --
Dr. R. E. Jones..................     7,864    74,800     75,924      60,000          --      6,924         9,000
Non-Executive Directors
J. W. Jarrell....................        --        --         --          --          --         --            --
R. W. Deakin.....................    13,900    10,600      9,950                   9,950
D. O. May........................     7,776    11,249      9,950                   9,950
                                     ------   -------    -------     -------      ------     ------       -------
                                     65,003   184,349    194,435     134,452      19,900     19,915       20,168
                                     ======   =======    =======     =======      ======     ======       ======

     The directors received no remuneration in the year ended December 31, 1995.

     Directors Interests in Contracts

     The Company has received consultancy services from directors. These transactions were in the normal course of business and amounted to:


                  Year Ended     Six Months      Year          Year
                   December      Ended Jone      Ended         Ended
                      31,            30,         June 30,     June 30,
                     1995           1996         1997          1998
                  ----------    -----------    ----------    ---------
B. H. Keenan ....        --        19,933        40,213        40,273
W. E. Evans .....    24,000        22,601        44,983        45,000
J. W. Jarrell ...     1,282        13,269        25,133        25,165
J. L. Sulley ....     3,000            --            --            --
                    -------       -------       -------       -------
                     28,282        55,803       110,329       110,438
                    =======       =======       =======       =======

     Directors' Interests

     The beneficial interests of the Directors in the ordinary shares of 1p of IEH are as follows:

                                           Date of          June 30,      June 30,
                                         Appointment          1997          1998
                                       -----------------   ------------  ----------
       B. H. Keenan....................  April 16, 1996      2,382,100   2,358,500
       J. L. Sulley....................  April 16, 1996         60,000      60,000
       I. Stewart .....................    June 5, 1998             --          --
       W. E. Evans.....................  April 16, 1996          5,600       5,600
       Dr. R. E. Jones.................  April 16, 1996         60,000      60,000
       J. W. Jarrell ..................  April 16, 1996        180,300     137,300
       R. W. Deakin....................  April 16, 1996         68,200          --
       D. O. May.......................  April 16, 1996         50,000      50,000

     B. H. Keenan is a beneficial owner of Leeward Investments Limited, a company which holds 1,742,800 ordinary shares in his holdings shown above.

Directors Interests in Share Options

     The Directors interests in share options as of June 30, 1998 are as follows:

                                       Exercise     Number
                                         Price    of Shares          Exercisable Dates
                                       ---------- ----------- -------------------------------
      B. H. Keenan....................   31.25p      45,400   Jan. 1, 1997 to Jan. 1, 2001
                                        100.00p     200,000   Oct. 21, 1997 to Apr. 28, 2003
                                        122.50p      50,000   Nov. 5, 2000 to Nov. 5, 2002
      J. L. Sulley....................   50.00p      60,000   Jan. 1, 1997 to Jan. 1, 2001
                                        100.00p     300,000   Jan. 1, 1999 to Jan. 1, 2001
                                        122.50p      50,000   Nov. 5, 2000 to Nov. 5, 2002
      I. Stewart .....................  122.50p     170,000   Nov. 5, 2000 to Nov. 5, 2002
      W. E. Evans.....................    1.00p     295,200   May 28, 1996 to Jan. 1, 2001
                                        100.00p     150,000   Jan. 1, 1999 to Jan. 1, 2001
                                        122.50p      50,000   Nov. 5, 2000 to Nov. 5, 2002
      R. E. Jones.....................  100.00p     300,000   Jan. 1, 1999 to Jan. 1, 2001
                                        122.50p      50,000   Nov. 5, 2000 to Nov. 5, 2002
      J. W. Jarrell...................   31.25p      22,800   Jan. 1, 1997 to Jan. 1, 2001
                                        100.00p     100,000   Oct. 21, 1997 to Apr. 28, 2003
                                        100.00p     100,000   Jan. 1, 1999 to Jan. 1, 2001
                                        122.50p      50,000   Nov. 5, 2000 to Nov. 5, 2002
      D. O. May.......................  100.00p      50,000   Jan. 1, 1997 to Jan. 1, 2001
                                        122.50p      15,000   Nov. 5, 2000 to Nov. 5, 2002
      R. W. Deakin....................  100.00p      50,000   Jan. 1, 1997 to Jan. 1, 2001

No granted options have been exercised nor have any expired.

5.   EMPLOYEES

     (a) Employment costs (including executive directors) consist of:

                                                                  Six Months    Year        Year
                                                   Year Ended       Ended      Ended        Ended
                                                  December 31,     June 30,   June 30,    June 30,
                                                      1995          1996       1997        1998
                                                  -------------  ----------- ---------  ------------
      Salaries and wages........................          --        130,013   503,386       858,920
      Social security costs.....................          --         13,058    49,948        80,729
      Other pension costs.......................          --         17,363    66,216       104,762
                                                  -------------  ----------- ---------  ------------
                                                          --        160,434   619,550     1,044,411
                                                  =============  =========== =========  ============

     (b) The average number employed during the periods were:

                                                                 Six Months    Year        Year
                                                   Year Ended      Ended      Ended       Ended
                                                  December 31,    June 30,   June 30,    June 30,
                                                      1995          1996       1997        1998
                                                  -------------  ----------- ---------  -----------
      Administration and management.............          6           1           2           3
      Marketing and development.................         --           8          13          22
                                                  -------------  ----------- ---------  -----------
                                                          6           9          15          25
                                                  =============  =========== =========  ===========

6.   INTEREST RECEIVABLE AND PAYABLE AND SIMILAR INCOME AND EXPENSE

                                                                Six Months    Year        Year
                                                   Year Ended     Ended       Ended       Ended
                                                  December 31,   June 30,   June 30,    June 30,
                                                      1995         1996       1997        1998
                                                  ------------- ----------- ---------- ------------
(a) Interest Receivable and Similar Income:
    Interest receivable..........................       24,029      41,724    186,431       98,370
    Gain on currency conversion..................           --      23,693         --        3,594
    Other........................................           --          --      2,640        3,085
                                                  ------------- ----------- ---------- ------------
                                                        24,029      65,417    189,071      105,049
                                                  ============= =========== ========== ============


                                                                Six Months    Year       Year
                                                   Year Ended     Ended       Ended      Ended
                                                  December 31,   June 30,   June 30,   June 30,
                                                      1995         1996       1997         1998
                                                  ------------- ----------- ---------- ----------
(b) Interest Payable and Similar Expense:
    Interest payable on loans....................           --          --     70,417    440,163
     Letters of credit                                                                    43,306
    Interest--other..............................           --          --     10,445     16,381
    Loss on currency conversion..................           --          --     39,535         --
                                                  ------------- ----------- ---------- ----------
                                                            --          --    120,397    499,850
                                                  ============= =========== ========== ==========


7.   PROFIT  (LOSS) ON  ORDINARY  ACTIVITIES  BEFORE  TAXATION  IS STATED  AFTER
     CHARGING:

                                                                      Six Months    Year        Year
                                                     Year Ended         Ended      Ended       Ended
                                                    December 31,       June 30,   June 30,    June 30
                                                        1995             1996       1997        1998
                                                  ------------------  ----------- --------- ------------
Amortization.....................................           --             --      37,692       275,836
Depreciation.....................................        2,858          5,681     104,158       349,802
Auditors' remuneration--audit fee................        4,500          9,000      10,500        18,000
Auditors' remuneration--other....................           --             --       3,565        11,000
Operating lease rentals..........................           --         28,630     109,039       138,804

8.   EXCEPTIONAL ITEMS

     The impairment loss during the six months ended 30, June 1996 of 460,983 arose out of a project to refurbish a drilling rig for the Company's use in developing the gas licenses. The Company made the decision to abandon this product due to the relatively high refurbishing cost. The drilling rig carrying cost was adjusted to the estimated salvage value. The drilling rig is presently owned by the Company and the Company plans to sell the rig.

9.   EARNINGS PER SHARE

     Basic earnings (losses) per share is based on the profit (loss) after taxation for the periods using weighted average number of ordinary shares in issue, for 1998--17,190,589; 1997--13,129,914; 1996--8,981,076; and
1995--33,641. The effect of outstanding stock options and warrants is not shown as it is antidilutive.

     No dividend is proposed.

10.  FIXED ASSETS--INTANGIBLE

     Intangible fixed assets consists of:

a) The expenditures related to the acquisition and development of natural gas fields including the applicable interest and overhead costs. The gas produced is used to fuel the generation plants producing electricity and not sold as natural gas. The cost is amortized over the estimated productive life of the producing property based on proven reserves.

b) The expenditures related to information technology and related equipment to service customers. The cost at June 30, 1998 consists of a setup fee paid to a third party service provider under a five year service agreement commencing November 1998. This cost will be amortized over the life of the agreement.

The movement in the account during the periods were:

                                                      Natural         Customer
                                                        Gas           Service
                                                       Fields        Agreement          Total
                                                    ----------       ----------     ------------
Cost
         At July 1, 1996 ....................          897,184                           897,184
         Additions ..........................          685,197                           685,197
                                                     ---------                         ---------

         At July 1, 1997 ....................        1,582,381                         1,582,381
         Additions ..........................          666,768        3,000,000        3,666,768
         Transfer from fixed assets--tangible        1,285,367                         1,285,367

                                                     ---------        ---------        ---------
         At June 30, 1998 ...................        3,534,516        3,000,000        6,534,516
                                                     =========        =========        =========

    Accumulated amortization
         At July 1, 1996 ....................               --                                --
         Charge for the period ..............           37,692                            37,692
                                                     ---------                         ---------
         At July 1, 1997 ....................           37,692                            37,692
           Charge for the period ............          275,836                           275,836
                                                     ---------                         ---------

         At June 30, 1998 ...................          313,528                           313,528
                                                     =========                         =========

    Net book value
           June 30, 1997 ....................        1,544,689                         1,544,689
           June 30, 1998 ....................        3,220,988        3,000,000        6,220,988
                                                     =========        =========        =========

     No interest was capitalized in intangible cost in the years ended June 30, 1997 and 1998.

11.  FIXED ASSETS--TANGIBLE

                                                                           Assets in the
                                                          Office             course of             Plant and
                                                         Equipment          Construction            Equipment              Total
                                                        -----------        -------------           -----------          -----------
Cost
     At June 30, 1996 ........................               59,635            1,102,562                    --            1,162,197
     Additions ...............................               55,788            7,396,701                    --            7,452,489
     Transfers ...............................                   --             (972,059)              972,059                   --
                                                                                                                        -----------
                                                        -----------          -----------           -----------          -----------
     At June 30, 1997 ........................              115,423            7,527,204               972,059            8,614,686
     Additions ...............................              238,344           11,402,287                21,424           11,662,055
     Transfers ...............................                   --          (13,545,340)           12,259,973           (1,285,367)
                                                        -----------          -----------           -----------          -----------
     At June 30, 1998 ........................              353,767            5,384,151            13,253,456           18,991,374
                                                        ===========          ===========           ===========          ===========
Accumulated Depreciation
     At June 30, 1996 ........................                6,747                   --                    --                6,747
     Charge for the year .....................               29,885                   --                74,273              104,158
                                                        -----------          -----------           -----------          -----------
     At June 30, 1997 ........................               36,632                   --                74,273              110,905
     Charge for the period ...................               59,484                   --               290,318              349,802
                                                        -----------          -----------           -----------          -----------
     At June 30, 1998 ........................               96,116                   --               364,591              460,707
                                                        ===========          ===========           ===========          ===========
Net book value
                                                        ===========          ===========           ===========          ===========
     At June 30, 1997 ........................               78,791            7,527,204               897,786            8,503,781
                                                        ===========          ===========           ===========          ===========
     At June 30,1998 .........................              257,651            5,384,151            12,888,865           18,530,667
                                                        ===========          ===========           ===========          ===========

     Interest capitalized during the years ending June 30, 1997 and 1998 was (pound)33,672 and (pound)701,813 respectively.

     Assets in the course of construction includes leased assets totaling (pound)4,383,327 and (pound)3,518,496 at June 30, 1997 and 1998 respectively.

     Plant and equipment includes leased assets totaling (pound)946,100 and (pound)4,476,431 at June 30, 1997 and 1998 respectively.

     Capital Commitments

     The Company has capital commitments of:

                                                      June 30,         June 30,
                                                       1997              1998
                                                     ---------         ---------
Authorized but not contracted ..............         5,317,000         6,100,000
Contracted but not provided ................                --         4,406,695
                                                     =========         =========

12.  DEBTORS

                                                       June 30,        June 30,
                                                        1997             1998
                                                     ----------       ----------
Trade Debtors (Note 13) ......................        2,930,964       10,905,202
Security Deposits (Note 13) ..................        1,110,744               --
Sundry Debtors ...............................          178,012          865,649
Other taxation and social security ...........          183,242          780,602
Prepayments and accrued income ...............          477,498        2,788,170
                                                     ----------       ----------
                                                      4,880,460       15,339,623
                                                     ==========       ==========

13.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                        June30,        June 30,
                                                         1997            1998
                                                      ----------      ----------
Trade Creditors ................................       1,096,051       6,454,443
Line of credit .................................                       4,000,000
Bank overdraft facility ........................              --          22,203
Trade debtor financing .........................         648,247              --
Other taxation and social security .............          20,584          38,635
Corporation tax ................................              --              --
Financing due within one year (Note 14) ........         313,767       2,051,832
Accruals and deferred income ...................       1,877,792       8,021,072
                                                      ----------      ----------
                                                       3,956,441      20,588,185
                                                      ==========      ==========

     The Company has working capital facilities available through its bank. At June 30, 1998 these facilities consisted of a line of credit of (pound)4,000,000 ((pound)4,000,000 utilized); (pound)6,000,000 overdraft facility ((pound)22,203 utilized) and letter of credit to secure energy purchase commitments and contract for differences to secure energy pricing ((pound)9,625,000 issued). These facilities are secured by a debenture on all Company assets other than assets subject to other security agreements.

     At June 30, 1997 there was a balance outstanding of(pound)648,247 under a similar debtor financing facility which was replaced in 1998 by the above facilities.

14.  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                                        Due between
                                                                      Due within         two & five           Due after
                                                    Total              one year             years            five years
                                                    -----              --------         -----------          ----------
June 30, 1997
Finance lease--Elswick .......................       775,198              79,422             695,776                  --
Finance lease--five generators ...............     4,076,494             234,345           2,327,533           1,514,616
Unsecured loan notes .........................     1,400,000                  --                  --           1,400,000
                                                  ----------          ----------          ----------          ----------
                                                   6,251,692             313,767           3,023,309           2,914,616
                                                  ==========          ==========          ==========          ==========
June 30, 1998
Construction loan ............................     4,500,000           1,000,000           3,500,000                  --
Finance lease--Elswick .......................       695,776              86,014             609,762                  --
Finance lease--five generators ...............     3,842,149             502,359           2,543,438             796,352
Finance lease--three generators ..............     2,285,084             463,459           1,574,988             246,637
Unsecured loan notes .........................     1,400,000                  --           1,400,000                  --
                                                  ----------          ----------          ----------          ----------
                                                  12,723,009           2,051,832           9,628,188           1,042,989
                                                  ==========          ==========          ==========          ==========


     The finance lease for Elswick was executed on June 20, 1996 for US $1,466,455. The lease is payable in quarterly payments of US $57,891. The lease is secured by the generation assets located at the Elswick site. The initial term is five years and can be extended an additional five years under similar terms. The Company has the option to purchase the equipment after the first five years for 50% of the original cost of the equipment or after 10 years for US $1.00.

     The finance lease covering five 2,000 KW natural gas generator systems was executed on June 17, 1997 for financing of (pound)4,383,327. The lease is payable in 6 monthly payments of (pound)31,423 commencing 23 July 1997 and then 78 monthly payments of (pound)69,734. The primary term of 7 years can be extended indefinitely for an annual rent of (pound)10,958.

     The Company entered into a finance lease covering three 2,000 KW natural gas generator systems on October 30, 1997, for financing of (pound)2,665,500. The lease is payable in quarterly payments commencing January

31, 1998 in varying amounts. The primary term of six years can be extended by the Company indefinitely for an annual rent of (pound)6,664.

     The unsecured Loan Notes were issued by IEH in June 1997. The Loan Notes are repayable in full at December 31, 2002. Interest at 10 percent is payable quarterly commencing June 30, 1997. The loan notes were repaid in full in July of 1998 as part of sale of additional equity. (See Footnote No. 25)

     The Company entered into a Credit Agreement on September 5, 1997, with Barclays Bank PLC. The Credit Agreement provides a revolving construction facility of up to (pound)8,000,000 for five years with repayment in quarterly payments of (pound)250,000 commencing March 31, 1998. The Credit Agreement is secured by a debenture on all Company assets other than assets subject to other security agreements. The interest rate is based on the London Inter-bank rate and is currently 10.35%. At June 30,1998 there was a balance outstanding under the construction facility of (pound)4,500,000.

15.  PROVISIONS FOR LIABILITIES AND CHARGES

     Deferred taxation

     No provisions have been made for deferred taxation in the periods up to June 30,1998.

                                                     June 30,           June 30
                                                       1997               1998
                                                     --------          --------
Capital Allowances .........................          464,721           849,904
Other timing differences ...................           (5,003)
Losses offset ..............................         (459,718)         (849,904)
                                                     --------          --------
                                                           --                --
                                                     ========          ========

     At June 30,  1998 the  Company  had  accumulated  losses  of  approximately
(pound)7,719,000 to be relieved in the future, of which approximately (pound)2,741,000 have been used to offset the above deferred tax liability. There is no time limitation on using the accumulated losses for UK tax purposes.

16.  COMMITMENTS

     The Company has entered into a 5 year service agreement with a leading busines operations outsourcing company, Vertex Data Science Limited, for the provision of call centre facilities, billing and transaction processing, to support participation in the sub 100kW electricity supply market. A key component of this outsourcing arrangement is the provision of a scalable system. Under the terms of the agreement, there are obligations and penalties for non-performance on the parties.

17.  SHARE CAPITAL

   a)Year ended June 30, 1998

Authorized:
28,000,000 ordinary shares of 1p each .................................. 280,000
                                                                         =======

  In October 1997 the Authorized shares were increased to 28,000,000

Issued and fully paid--ordinary shares of 1p each
As at June 30, 1997 .................................................... 149,914
Issued in the year .....................................................  29,441
                                                                         -------
As at June 30, 1998 .................................................... 179,355
                                                                         =======

     In September 1997 2,631,579 ordinary shares were issued to raise equity and in 1998 240,000 ordinary shares were issued for exercise of stock options, and 72,500 shares were issued for exercise of stock warrants.

     b) Year ended June 30, 1997

Authorized:
20,000,000 ordinary shares of 1p each ...........................        200,000

Issued and fully paid--ordinary shares of 1p each
As at June 30, 1996 .............................................        131,248
Issued in the year ..............................................         18,666
                                                                         -------
As at June 30, 1997 .............................................        149,914
                                                                         =======

     In June 1997 1,866,648 ordinary shares of 1p each were issued to private investors.

18.  RESERVES AND OTHER SHAREHOLDERS' FUNDS

                                                                               Profit and
                                                                    Share         Loss
                                                                   Premium       Account
                                                                  ----------   ----------
At June 30, 1996 ..............................................    6,711,001      (55,234)
Share premium arising on private placement ....................    1,333,481           --
Retained loss for the year ....................................           --   (1,181,593)
                                                                  ----------   ----------
At June 30, 1997 ..............................................    8,044,482   (1,236,827)
Share premium arising on private placement ....................    2,400,726           --
Share premium arising on exercise of stock options and warrants      249,766           --
Retained loss for the period ..................................           --     (184,937)
                                                                  ----------   ----------
At June  30, 1998 .............................................   10,694,974   (1,421,764)
                                                                  ==========   ==========

19.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                              June 30        June 30
                                                                1997           1998
                                                             ----------    ----------
New share capital subscribed for by private placement (net
   of issue costs) .......................................    1,352,147     2,427,042
Exercise of stock options and warrants ...................           --       252,891
                                                             ----------    ----------
Other (losses)/gains .....................................    1,352,147     2,679,933
Profit/(loss) on ordinary activities after tax ...........   (1,181,593)     (184,937)
Shareholders' funds at beginning of period ...............    6,787,015     6,957,569
                                                             ----------    ----------
Shareholders' funds at end of period .....................    6,957,569     9,452,565
                                                             ==========    ==========


20.  SHARE OPTION PLAN AND SHARE WARRANTS

     The Company has a share option plan which provides for grants of options to acquire the Company's shares to its key employees. Under the share option plan the total number of ordinary share options that may be granted is 3,463,400 ordinary shares of 1p each.

     A summary of the share options granted and the changes during the periods is presented below. The share options granted include 250,000 share options in aggregate to the Company's nominated broker and financial advisor granted on May 31, 1996, of which 180,000 share options were exercised in 1998 at an exercise price of 100 pence.

                                                      Weighted
                                                       Average        Number of
                                                    Exercise Price      Shares
                                                    --------------    ---------
At June 30, 1996 and June 30, 1997 ..............          82p        2,778,400
Granted--November 5, 1997 .......................       122.5p          925,000
Exercised in the period .........................          83p         (240,000)
                                                        ======       ==========
At June 30, 1998 ................................          93p        3,463,400
                                                        ======       ==========

     The following table summarizes information regarding share options at June 30, 1998:

                                                     Weighted
                                                      Average
                                   Number            Remaining       Number
       Exercise Price            Outstanding       Contract Life   Exercisable
       --------------            -----------       -------------   -----------
     1p ....................        295,200             2.50         295,200
31.25p .....................        193,200             2.50         193,200
    50p ....................         60,000             2.50          60,000
   100p ....................      1,990,000             3.29         810,000
122.5p .....................        925,000             4.35              --
                                  ---------             ----       ---------
                                  3,463,400             3.45       1,358,400
                                  =========             ====       =========

     The option price range at each year end was as follows:

June 30, 1997.........................................    1p to 100p
June 30, 1998.........................................    1p to 122.5p

Details of the director's options which are included in the above figures are shown in Note 4 to the financial statements.

Share Warrants

     On June 30, 1997 share warrants for 140,000 ordinary shares were granted in association with the issue of Loan Notes of (pound)1,400,000; the warrants are exercisable at a price of 75p at anytime until their expiration on March 31, 2002. During 1998 72,500 of the share warrants were exercised.

21.  EMPLOYEE BONUS PLAN

     The Company has a Bonus Pool, which is administered by the Remuneration Committee, and based on an amount equal to:

          (i) 10 percent of pre-tax net profit for the years ended June 30, 1996, 1997 and 1998;

          (ii) 10 percent of pre-tax net profit in excess of a return on the Company's equity of 25 percent, in subsequent years.

     No bonuses have been earned or paid during any of the periods presented.

22.  COMPANY UNDERTAKINGS

               Principal Operating Subsidiary at June 30, 1998 is:

                                           Country of
           Name                          Incorporation  Percentage Shareholdings
           ----                          -------------  ------------------------
Independent Energy UK Limited............   England       Ordinary shares 100%

            The following subsidiaries do not conduct any operations:

                                                      Country of
                   Name                             Incorporation  Percentage Shareholdings
                   ----                             -------------  ------------------------
I E (Caythorpe) Limited...........................     England       Ordinary shares 100%
Independent Energy Generation Limited.............     England       Ordinary shares 100%
Independent Energy Services Limited...............     England       Ordinary shares 100%
Independent Energy Limited........................     England       Ordinary shares 100%
Independent Energy Resources Limited..............     England       Ordinary shares 100%

23.  OBLIGATIONS UNDER OPERATING LEASES

     The Company has operating lease rental commitments for agreements that expire between two and five years, for which:

                                                           June 30,     June 30,
                                                             1997        1998
                                                          ---------    --------
Amount due within 1 year  --   Land & Buildings..........  54,542       202,824
                          --   Other.....................  50,642        67,324

24.  FINANCIAL INSTRUMENTS

     The Company's business involves entering into fixed price contracts to supply electricity to its customers. The electricity to supply the customers under these contracts is primarily purchased from the Pool at fluctuating spot market prices. The Company is exposed to two principal risks associated with such contracts: "load shape" risk (the risk associated with a shift in the customer's usage pattern, including absolute amounts demanded and timing of amounts demanded) and "purchase" price risk (the cost of purchased electricity relative to the price received from the supply customer). The Company employs risk management methods to maximize its return consistent with an acceptable level of risk. Generally, load shape risk decreases as the Company's portfolio of supply customers in the supply market increases. The Company hedges purchase price risk by employing a variety of risk management tools, including entering into hedging instruments known as contracts for differences (CFDs), management of its supply contract portfolio, and through the ownership of generating facilities to produce a portion of its required supply of electricity. The Company's ability to manage its purchase price risk depends, in part, on the future availability of properly priced risk management mechanisms such as CFDs. As part of the Company's risk management practice, the Company has in the past and continues to enter into CFDs. Generally, CFDs are contracts between generators and suppliers that have the effect of fixing the price of electricity for a contracted quantity of electricity over a specific time period. Differences between the actual price set by the Pool and the agreed prices give rise to different payments between the parties to the particular CFD.

     As a result of its expected growth in revenue arising from the commencement of the final phase of deregulation, the Company has adopted a hedging policy which consists of entering into CFDs and continuing to generate a portion of its electricity requirements to effectively hedge a significant portion of its total estimated demand based on effective sales contracts in place at such time.

     The Company enters into CFDs in order to hedge the price risk inherent in Pool trading. CFDs are agreements between the Company, as a purchaser of electricity through the Pool, and generators and traders. As at June 30, 1998 the CFDs in place covers the period from June 30, 1998, to October 3, 1999 for 1,251 GWhs of electricity. The CFDs have a notional value at June 30, 1998 of (pound)34,000,000. The CFDs are settled monthly or daily in accordance with the contracts.

25.  ANALYSIS OF CHANGES IN NET DEBT

                                                           At Beginning                                Other             At End of
                                                             of Period           Cash Flows           Changes              Period
                                                            -----------         -----------         -----------         -----------
Year Ended June 30, 1997
Cash at bank and in hand ...........................          1,341,204             581,801                  --           1,923,005
Leases due within one year .........................            (78,539)               (883)           (234,345)           (313,767)
Leases due after more than one year ................           (830,212)            441,269          (4,148,982)         (4,537,925)
Loans due after more than one year .................                 --          (1,400,000)                 --          (1,400,000)
Current asset investment ...........................          4,300,154          (4,300,154)                 --                  --
                                                            -----------         -----------         -----------         -----------
Net debt ...........................................          4,732,607          (4,677,967)         (4,383,327)         (4,328,687)
                                                            ===========         ===========         ===========         ===========

Year Ended June 30, 1998
Cash at bank and in hand ...........................          1,923,005          (1,302,356)                 --             620,649
Bank overdraft .....................................                 --             (22,203)                 --             (22,203)
                                                            -----------         -----------         -----------         -----------
                                                              1,923,005          (1,324,559)                 --             598,446
Leases due within one year .........................           (313,767)            694,432          (1,432,497)         (1,051,832)
Leases due after more than one year ................         (4,537,925)         (1,233,252)         (5,771,177)
Loans due within one year ..........................                 --          (4,500,000)           (500,000)         (5,000,000)
Loans due after more than one year .................         (1,400,000)         (4,000,000)            500,000          (4,900,000)
                                                            -----------         -----------         -----------         -----------
Net debt ...........................................         (4,328,687)         (9,130,127)         (2,665,749)        (16,124,563)
                                                            ===========         ===========         ===========         ===========

26.  RECONCILIATION OF NET CASH FLOWS TO MOVEMENT IN NET DEBT


Year Ended June 30, 1997
Increase in cash in the period ....................................     581,801
Cash inflow from increase in debt and lease financing .............    (920,079)
Cash inflow from decrease in liquid resources .....................  (4,300,154)
New finance leases ................................................  (4,422,862)
                                                                    -----------
Movement in net debt ..............................................  (9,061,294)
Net debt at June 30, 1996 .........................................   4,732,607
                                                                    -----------
Net debt at June 30, 1997 .........................................  (4,328,687)
                                                                    ===========

Year Ended June 30, 1998
Decrease in cash in the period ....................................  (1,324,559)
Cash inflow from increase in loan financing .......................  (8,500,000)
Cash inflow from net increase in lease financing ..................  (1,971,317)
                                                                    -----------

Movement in net debt .............................................. (11,795,876)
Net debt at June 30, 1997 .........................................  (4,328,687)
                                                                    -----------
Net debt at June 30, 1998 ......................................... (16,124,563)
                                                                    ===========

27.  MAJOR NON-CASH TRANSACTIONS

     Detailed below are the major non-cash transactions.

     Year Ended June 30, 1997

     During the year the Company entered into finance lease arrangements in respect of assets with a total capital value at the inception of the lease of (pound)4,383,327.

     Year Ended June 30, 1998

     During the year the Company entered into finance lease arrangements in respect of assets with a total capital value at the inception of the lease of (pound)2,665,500.

28.  SUBSEQUENT EVENT

     On July 2, 1998, the authorized share capital was increased to 50,000,000 ordinary shares of 1p. On July 29, 1998, the Company issued 8,000,000 ordinary shares and concluded the sale of 8,000,000 ordinary shares in the form of American Depositary Shares at US $8.00 per share to raise US $64,000,000 before expenses. These shares commenced trading on the United States Nasdaq National Stock Market on July 24, 1998. The proceeds will be used to fund the acquisition and installation of additional generating plants; repay certain outstanding indebtness and provide working capital for the expansion of the Company's operations.

29. SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     Financial Statements

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Such principles differ in certain respects from US GAAP. A summary of the most significant differences applicable to the Company is set out below.

     Accounting estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure in conformity with generally accepted accounting principles of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reported period. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of assets and income taxes. Actual results could differ from those estimates.

     The principal differences between UK GAAP and US GAAP are disclosed below:

     (a) Statement of Operation Differences

                                                                     Year            Six Months
                                                                     Ended             Ended          Year Ended         Year Ended
                                                                   December 31,       June 30,          June 30,         June 30,
                                                      Note            1995              1996              1997             1998
                                                      ----         ------------     -----------        ---------         ----------
(Loss)/Profit on ordinary activities
   after taxation under UK GAAP ................                     (59,467)         (891,193)       (1,181,593)         (184,937)
US GAAP Adjustments:
Stock based compensation--
   Employee Share Option Scheme ................       (i)                --          (110,715)         (188,095)         (136,139)
Total US GAAP Adjustments ......................                          --          (110,715)         (188,095)         (136,139)
Deferred income taxes ..........................       (ii)               --                --                --                --
Net effect of US GAAP
   adjustments .................................                          --          (110,715)         (188,095)         (136,139)
Net (loss)/profit under US GAAP ................                     (59,467)       (1,001,908)       (1,369,688)         (321,076)
                                                                  ==========        ==========        ==========        ==========
Primary (loss) earnings per ordinary
   share under US GAAP .........................       (iii)          (176.8)p           (11.1)p           (10.4)p            (1.9)p

     (b) Equity Reconciliation

                                                               June 30,
                                              Note       1997           1998
                                              ----    ----------     ----------
Equity under UK GAAP .....................             6,957,569      9,452,565
Stock based deferred compensations .......    (i)       (298,810)      (397,154)
Deferred income taxes ....................    (ii)            --             --
Acquisition Accounting ...................    (iv)            --             --
                                                      ----------     ----------
Net effect of US GAAP adjustments ........              (298,810)      (397,154)
                                                      ----------     ----------
Equity under US GAAP .....................    (v)      6,658,795      9,055,411
                                                      ==========     ==========

     (i) Employee Share Option Scheme

     Under UK GAAP no compensation cost is recognized under Employee Share Option Schemes. Under US GAAP, compensation for services that are received as consideration for shares issued through the Employee Share Option Scheme are recognized as the difference between the quoted market price of the stock at the measurement date less the amount the employee is required to pay (option exercise price). Compensation costs, as determined above, are charged to expense over the vesting period.

     The vesting period has been assumed to be the period from the date of grant of the share option to the date the option first becomes exercisable.

     The quoted market price of the stock for the periods ended June 1997 and June 1996 has been taken from the UK's Alternative Investment Market as at May 31, 1996 being the date that dealings in the shares commenced.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Had compensation expenses been determined as provided in SFAS 123 for stock options using the Black-Sholes option pricing model, the pro forma effect would have been:

                                                                    June 30,          June 30,       June 30,
                                                                      1996              1997           1998
                                                                    --------          --------       --------
Net loss applicable to ordinary shares--as reported................  (1,001,908)     (1,369,688)      (321,076)
Net loss applicable to ordinary shares--pro forma..................  (1,207,270)     (1,460,869)      (427,561)
Primary net loss per ordinary share--as reported...................       (11.1)p         (10.4)p         (1.9)p
Primary net loss per ordinary share--pro forma.....................       (13.4)p         (11.1)p         (2.5)p

     The fair value of each option grant is calculated using the following weighted average assumptions, calculated when the options were granted in the six months ended June 30, 1996.

Expected life (years)...................................         3.42
Interest rate...........................................         6.00%
Volatility..............................................        10.58%
Dividend yield..........................................         0.00%

     (ii) Deferred Taxation

     Under UK GAAP provision is made for deferred tax under the liability method where in the opinion of the directors it is probable that a tax liability will become payable within the foreseeable future. This means the full potential liability is not necessarily provided. Additionally, deferred tax assets should be recognized only when they are expected to be recoverable within the foreseeable future without replacement by equivalent debit balances.

     Under US GAAP deferred tax is provided in full on the liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     The   Company   has   significant   losses   amounting   to   approximately
(pound)7,719,000 at June 30, 1998, available to relieve future tax on profits. There is no time limitation on using these losses for UK tax purposes.

     In recording these net tax deferred assets, FAS 109 requires the Company to determine whether it is "more likely than not" that the Company will realize such benefits and that all negative and positive evidence be considered (with more weight given to evidence that is "objective and verifiable") in making the determination. FAS 109 indicates that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.

     FAS 109 requires recognition of future tax benefits as deferred tax assets, subject to a valuation allowance based on the likelihood of realizing such benefits. Even though management believes the Company will be profitable in the future, due to the risks associated with the timing of generation facilities becoming operational and the history of recurring losses, management believes that it would be prudent to make a valuation allowance to offset the net deferred tax assets.

     (iii) Net (Loss)/Income per share

     The differences between UK GAAP and US GAAP for calculating fully diluted earnings (loss) per share is not shown since the effect is antidilutive.

     (iv) Acquisition Accounting

     The acquisition in April 1995 by Independent Energy Limited UK of IPSCo, Eukan and Elswick was accounted for under UK GAAP merger accounting principles, which is substantially the same as the pooling of interests method under US GAAP. The transaction under US GAAP should be accounted for using the purchase method of accounting. The difference in the two accounting methods has the effect on the Balance Sheet prepared under US GAAP of a reclassification within shareholders equity of reinstating losses of (pound)84,981 to the profit and loss account and increasing the capital reserve accounts by the same amount. There is no effect on total shareholders equity or on the statements of operations or cash flow.

     The acquisition by IEH of IEUK on May 31, 1996 was accounted for under UK GAAP using acquisition accounting principles, which are substantially the same as the purchase method of accounting under US GAAP. The transaction under US GAAP should be accounted for in a manner similar to the pooling of interest method. The difference between the two accounting methods has the effect on the Balance Sheets prepared under US GAAP of a reclassification within shareholders equity of reinstating losses of (pound)414,979 to the profit and loss account and increasing the capital stock accounts by the same amount. There is no effect on total shareholders equity or on the statements of operations or cash flow.

     (v) US GAAP Equity Roll Forward

     Shareholders equity roll forward in accordance with US GAAP:

                                                                June 30,
                                                      -------------------------
                                                          1997          1998
                                                      ------------   ----------
Balance at beginning of period....................       6,676,300    6,658,759
Other (losses)/gains..............................       1,352,147    2,717,728
Net (loss)........................................      (1,369,688)    (321,076)
                                                      ------------   ----------
Balance at end of period..........................       6,658,759    9,055,411
                                                      ============   ==========

30.  ADDITIONAL US GAAP DISCLOSURE REQUIREMENTS

     (a) Cash Flow Information

     The  consolidated  cash flow  statements are prepared in conformity with UK
GAAP.  The  principal   differences  between  these  statements  and  cash  flow
statements prepared under US GAAP are as follows:

     (i) Under UK GAAP, net cash flow from operating activities is determined before considering cash flows from returns on investments and servicing of finance and taxes paid. Under US GAAP, net cash flow from operating activities is determined after these items.

     A summary of the Company's operating, investing and financial activities classified in accordance with US GAAP is presented below. For purposes of this summary, cash and cash equivalents consist of cash and deposits with banks.


                                                                                Six Months
                                                                                December 31         Year Ended          Year Ended
                                                             Year Ended           June 30,           June 30,            June 30,
                                                                1995                1996               1997                1998
                                                            -----------         -----------         -----------         -----------
Cash (used in) operating activities ................            (71,391)           (442,757)         (2,270,614)         (3,109,020)
Cash (used in)/provided by financ-
   ing activities ..................................          1,989,216           4,657,131           2,311,761          10,489,343
Cash (used in/provided by invest-
   ing activities ..................................           (372,943)         (4,506,353)            540,654          (8,704,882)
                                                            -----------         -----------         -----------         -----------
Net increase/(decrease) in cash and
   Deposits with banks .............................          1,544,882            (291,979)            581,801          (1,324,559)
Balance at beginning of period .....................             88,301           1,633,183           1,341,204           1,923,005
                                                            -----------         -----------         -----------         -----------
Balance at end of period ...........................          1,633,183           1,341,204           1,923,005             598,446
                                                            ===========         ===========         ===========         ===========


     The effect of exchange rate change on cash balances held in foreign currencies during the periods ended June 30, 1998, June 30, 1997 and 1996 and December 31, 1995 amounted to (pound)3,842, (pound)39,027, (pound)(10,142), and (pound)(2,143) respectively.

     (ii) The amount of taxes and interest paid, net of capitalized interest, during the periods is:

                                                                    Six Months
                                                                       Ended
                                                 Year Ended          December 31        Year Ended          Year Ended
                                                 December 31,          June 30,           June 30,            June 30,
                                                    1995                1996               1997                1998
                                                -----------         -----------         -----------         -----------
Interest, net of capitalization.........              --                  --               80,862             1,074,391
Income taxes............................           3,424                  --                   --                    --

     (b) Deferred Taxation

                                                              June 30,
                                                      -------------------------
                                                         1997           1998
                                                      ----------     ----------
Deferred tax liability
Non current
Fixed assets .....................................       459,718        858,070
Current
Other ............................................        (8,166)
                                                      ----------     ----------
Total deferred tax liabilities ...................       459,718        849,904
                                                      ----------     ----------
Deferred tax assets
                        Non current
Fixed asset ......................................            --             --
Current
Losses ...........................................     1,590,849      2,392,892
                                                      ----------     ----------
Total deferred tax assets ........................     1,590,849      2,392,892
                                                      ----------     ----------
Valuation allowance ..............................    (1,131,131)    (1,542,988)
Net deferred tax asset Provided under UK GAAP ....            --             --
                                                      ----------     ----------
US GAAP adjustment asset .........................            --             --
                                                      ==========     ==========

     (c) Other disclosures

     Total liabilities, stockholders' equity and total assets were as follows:
June 30, 1997................................................................................    16,851,935
June 30, 1998................................................................................    40,711,927

     Total assets prepared in accordance with US GAAP were as follows:

June 30, 1997................................................................................    17,226,966
June 30, 1998................................................................................    41,104,602

     Long term liabilities prepared in accordance with US GAAP were as follows:

June 30, 1997................................................................................     6,611,766
June 30, 1998................................................................................    11,461,003

     (d) Commitments Under Operating Leases

     The Company's commitments under operating leases as at June 30, 1998 are as follows:

Operating leases which expire:
     1999....................................................................................       266,182
     2000....................................................................................       223,834
     2001....................................................................................       200,692
     2002....................................................................................       166,806
     2003....................................................................................       136,383
     Thereafter..............................................................................       978,969
                                                                                                 ----------
                                                                                                  1,972,866
                                                                                                 ==========

     (e) Financial Instruments

     Disclosure of estimated fair value of financial instruments is based on the requirements of Statements of Financial Accounting Standards No. 105, 107 and 119.

     Cash, trade debtors, trade creditors and short term borrowings.

     The carrying amounts of these items approximate fair value.

     The CFD's for hedging of pool purchases notional value at June 30, 1998 is(pound)34 million based on volume remaining under the CFD contracts.

     (f) Reconciliation of tax charge to statutory rate on losses

                                                                    December 31,                     June 30,
                                                                                     ----------------------------------------------
                                                                      1995              1996             1997               1998
                                                                   ----------        ----------        ----------        ----------
(Loss) on ordinary activities before taxation ..............          (65,043)         (891,193)       (1,181,593)         (184,937)
                                                                   ==========        ==========        ==========        ==========
Expected tax (credit) charge at the statutory rate .........          (23,791)         (293,131)         (366,294)          (57,330)
Increase in deferred tax liability .........................               --           (65,490)         (394,228)         (390,185)
Actual tax charge on continuing activities .................               --                --                --                --
                                                                   ----------        ----------        ----------        ----------
Difference to reconcile ....................................          (23,791)         (358,621)         (760,522)         (447,515)
                                                                   ==========        ==========        ==========        ==========
Deferred tax asset not recognized ..........................         (128,269)         (437,574)         (958,203)         (802,052)
Intangible asset tax allowances ............................          104,478            79,011           212,411           456,362
Inadmissible expenditure ...................................               --               (58)          (14,730)         (101,825)
                                                                   ----------        ----------        ----------        ----------
                                                                      (23,791)         (358,621)         (760,522)         (447,515)
                                                                   ==========        ==========        ==========        ==========


     The Company has accumulated losses to be carried forward and relieved in the future at the following period ends of:

June 30, 1998.....................................................     7,719,000
June 30, 1997.....................................................     5,100,000
June 30, 1996.....................................................       750,000
December 31, 1995.................................................       149,000

     Item 19. Financial Statements and Exhibits

  Exhibit
    No.
-------------

     *3       Memorandum and Articles of Association, as amended, of Independent
              Energy.

     *4.1 Form of Deposit Agreement among Independent Energy, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts evidencing American Depositary Shares representing Ordinary Shares

     *4.2     Form  of  American   Depositary   Receipts   evidencing   American
              Depositary  Shares  representing   Ordinary  Shares  (included  in
              Exhibit 4.1)

     *10.1    Accession Agreement to the Pooling and Settlement Agreement

     *10.2 Carried Interest Agreement between Independent Energy UK Limited and Altwood Petroleum Limited dated May 21, 1996

     *10.3 Hive-up Agreement dated May 14, 1996 between Eukan Energy Limited and Independent Energy UK Limited

     *10.4 Hive-up Agreement dated May 14, 1996 between Elswick Petroleum Limited and Independent Energy UK Limited

     *10.5 Second Tier License to Supply Electricity for Independent Energy UK Limited dated March 7, 1996 *10.6 Loan Note Instrument dated June 30, 1997 by the Company with respect to (pound)1,400,000 10% unsecured Notes due 2002

     *10.7 Warrant Instrument dated June 30, 1997 by the Company with respect to 140,000 Warrants to purchase ordinary shares

     *10.8 Credit Agreement dated September 5, 1997 between the Company, Independent Energy UK Limited, Barclays Bank PLC and several lenders

     **10.9 Letter Agreement regarding Amendment to Credit Agreement dated June 4, 1998 between the Company, Independent Energy UK Limited, Barclays Bank PLC and several lenders

     **10.10 Letter of Variation dated July 15, 1998 between the Company, Independent Energy UK Limited and Barclays Bank PLC

     *10.11 Master Equipment Lease Agreement dated April 19, 1996 between Machinery Acceptance Corporation and Independent Energy UK Limited

     **10.12 Master Finance Lease Agreement dated June 17, 1997 between Debis Financial Services Limited and Independent Energy UK Limited

     **10.13  Lease Master  Agreement  dated  October 30, 1997 between ING Lease
              (UK) Limited and Independent Energy UK Limited

----------
* Incorporated herein by reference to the Registration Statement on Form 20-F (File No. 0-23451) filed by Independent Energy with the Commission on December 2, 1997.

** Incorporated herein by reference to the Registration Statement on Form F-1 (File No. 333-56223) filed by Independent Energy with the Commission on June 5, 1998.

                                    SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     INDEPENDENT ENERGY HOLDINGS



                                                     /s/ BURT H. KEENAN
                                                     ---------------------------
                                                         Burt H. Keenan
                                                       Executive Chairman
October 13, 1998