Form 20-F
period 1999-06-30
INDEPENDENT ENERGY HOLDINGS PLC
filed 1999-12-28
CIK 1050692

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

For the fiscal year ended June 30, 1999

For the transition period from  ________________  to _____________

Commission file number 0-23451

                         Independent Energy Holdings PLC
             (Exact name of Registrant as specified in its charter)

                                England and Wales
                 (Jurisdiction of incorporation or organization)

      Radcliff House, Blenheim Court, Solihull, West Midlands, U.K. B91 2AA
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                       Name of Each Exchange
           Title of Each Class                          On Which Registered
           -------------------                          -------------------
                  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

             American Depositary Shares representing Ordinary Shares
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           26,273,027 Ordinary Shares

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

        Item 17        _X_      Item 18 ___

                                TABLE OF CONTENTS


Item                                              Item Caption                                                   Page
----                                              ------------                                                   ----
TABLE OF CONTENTS.................................................................................................i

GLOSSARY..........................................................................................................1

PRESENTATION OF INFORMATION.......................................................................................3

EXCHANGE RATES....................................................................................................3

FORWARD LOOKING STATEMENTS........................................................................................4

PART I............................................................................................................5
      Item 4.     Control of Registrant..........................................................................14
      Item 5.     Nature of Trading Markets......................................................................15
      Item 6.     Exchange Controls and Other Limitations Affecting Security Holders.............................16
      Item 7.     Taxation.......................................................................................16
      Item 8.     Selected Financial Data........................................................................19
      Item 9.     Management's Discussion and Analysis of Financial Condition and Results of Operations..........20
      Item 9A.    Quantitative and Qualitative Disclosure About Market Risk......................................25
      Item 10.    Directors and Officers of Registrant...........................................................26
      Item 12.    Options to Purchase Securities from Registrant or Subsidiaries.................................28
      Item 13.    Interest of Management in Certain Transactions.................................................28

PART II..........................................................................................................29
      Item 14.    Description of Securities to be Registered.....................................................29

PART III.........................................................................................................30
      Item 15.    Defaults upon Senior Securities................................................................30
      Item 16.    Changes in Securities and Changes in Security for Registered Securities........................30

PART IV..........................................................................................................30
      Item 17.    Financial Statements...........................................................................30
      Item 18.*   Financial Statements and Exhibits..............................................................30
      Item 19.    Financial Statements and Exhibits............................................................F-26

*Not applicable or the answer is negative.

                                    GLOSSARY


     Unless the context indicates otherwise, the following terms have the meanings shown below:

     Bcf--a billion cubic feet of gas at standard conditions.

     Consumer--an end-user of electricity whose usage is recorded by one meter.

     CFD--a contract for difference, a hedging instrument.

     Crude oil or oil--crude oil, including condensate and natural gas liquids.

     Electricity Act--U.K. Electricity Act 1989.

     Gas or natural gas--any hydrocarbons or mixture of hydrocarbons and other gases consisting primarily of methane which at normal operating conditions are in a gaseous state.

     Generator--a producer of electricity.

     GW--Gigawatt, 1,000 MW.

     GWh--Gigawatthour, 1,000 MWh.

     kW--kilowatt, the unit measurement of the rate at which electricity is consumed or generated. It is a measurement of power or capacity. One kW is approximately the power absorbed by 0.8 horsepower.

     kwh--a unit of electricity equal to one kW produced or consumed for one hour.

     Mcf--a thousand cubic feet of gas at standard conditions.

     MW--Megawatt, 1,000 kW.

     MWh--Megawatthour, 1,000 kWh.

     NETA--New Electricity Trading Arrangements.

     NGC--National Grid Company PLC.

     OFGEM--U.K. Office of Gas and Electricity Markets.

     Peaking plant--an electricity generating facility that generates electricity to be sold when the "peak" demand (and hence price) for electricity makes it advantageous to generate marginal or higher cost electricity.

     PES--primary electricity supplier.

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

     REC--regional electricity company.

     Second tier direct sales--a system where a supplier of electricity holding a second tier license uses the distribution system of a third party to transport power to an end user and pays a fee for the use of the distribution system.

     Second tier license--a license issued by the regulator enabling the holder to be a supplier of electricity.

     Supplier--the entity that provides and charges the user (customer) for electricity. The supplier may generate the electricity or purchase it from the Pool.

     The Electricity Pool--the Electricity Pool of England and Wales, a trading mechanism where the physical trading of electricity between generators and suppliers occurs.

     TWh--Terawatthour, 1,000 GWh.

                           PRESENTATION OF INFORMATION


     Independent Energy Holdings PLC is a public limited company incorporated in England and Wales, which conducts its operations through subsidiaries. The term "Independent Energy" or the "Company" as used in this Annual Report on Form 20-F (the "Annual Report") refers to Independent Energy Holdings PLC and/or its subsidiaries as appropriate.

     The audited consolidated financial statements of the Company as of June 30, 1998 and 1999 and for the fiscal years ended June 30, 1997, 1998 and 1999 contained elsewhere in this Report are presented in conformity with generally accepted accounting principles in the United Kingdom ("U.K. GAAP") together with a reconciliation of net income (loss) and shareholders' equity to generally accepted accounting principles in the United States ("U.S. GAAP").

     The Company publishes its financial statements in pounds sterling ("pounds" or "(pound)"). One pound consists of one hundred pence (100p). In this Report, currency amounts are expressed in pounds or in United States dollars ("dollars" or "$"). For the convenience of the reader, this Report presents translations into dollars of some pound amounts. These translations should not be construed as representations that the pound amounts actually represent those dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Unless otherwise specified herein, these translations have been made at the noon buying rate in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on the dates specified herein.

     The principal office of the Company is located at Radcliff House, Blenheim Court, Solihull, West Midlands, U.K. B91 2AA and its telephone number is 011-44-121-705-1111.


                                 EXCHANGE RATES


     The table below sets forth, for the periods and dates indicated, the exchange rate for the dollar against the pound based on the Noon Buying Rate, expressed in dollars per pound. These rates are not used by the Company in the preparation of its consolidated financial statements and the notes thereto included elsewhere in this Report.

                                              Dollar/Pound Exchange Rates
                                                   (dollar per pound)
                                       -----------------------------------------
                                         At End     Average
Year End December 31,                   of Period   Rate (1)     High       Low
1993...............................        1.48       1.50       1.59      1.42
1994...............................        1.57       1.54       1.64      1.46
1995...............................        1.55       1.58       1.64      1.53
1996...............................        1.71       1.57       1.71      1.49
1997...............................        1.64       1.64       1.70      1.58
1998 ..............................        1.66       1.66       1.71      1.61
1999 (through June 30) (2).........        1.58       1.62       1.66      1.57
----------
(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

(2)  On November 29, 1999, the Noon Buying Rate was $1.60 to (pound)1.00.

                           FORWARD LOOKING STATEMENTS


     This Report includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the Company's expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations and words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions are forward-looking statements. These forward-looking statements are inherently uncertain, and actual future results and trends for the Company may differ materially depending on a variety of factors. Factors that may affect the plans or results of the Company include, without limitation, (i) success in implementing the Company's business strategies, (ii) the cost of electricity purchases, (iii) the nature and extent of future competition and (iv) the changes in the general economic condition in the U.K. and/or in the markets in which the Company competes. Many of such factors are beyond the control of the Company and its management.

                                     PART I


Item 1. Description of Business

Overview

     Independent Energy is the largest independent marketer of electricity in the United Kingdom -- a company not a part of the government-owned electricity industry at the time of its privatization in 1990. We were founded to capitalize on the market opportunities created by the deregulation of the United Kingdom energy markets and have assembled a core management team with extensive industry experience from a number of leading U.K. energy firms. Since commencing electricity sales in April 1996, we have established Independent Energy as a reputable, reliable alternative provider of electricity. In February 1999, we also began marketing natural gas in the U.K., primarily to our target market of light industrial, commercial and public sector customers, many of which currently purchase our electricity. In addition, we are evaluating opportunities created by the deregulation of continental European energy markets in which we believe our business model may be replicated.

     We have experienced rapid growth over the past year in revenue, sales volumes and customers:

     o Our revenue increased by over 300% to (pound)246.9 million ($390.0 million) for the fiscal year ended June 30, 1999 from (pound)58.0 million ($91.6 million) for the fiscal year ended June 30, 1998.

     o Our sales volumes also increased by over 300% from 1,410 GWh in fiscal 1998 to 5,940 GWh in fiscal 1999.

     o As of June 30, 1999, we had over 83,400 electricity customers and 130 natural gas customers, compared to approximately 1,350 electricity customers as of June 30, 1998. As of September 1, 1999, we had over 140,000 electricity customers and 180 natural gas customers.

     o At September 1, 1999, we had annualized sales contracts in place for the sale of electricity of approximately (pound)767 million ($1.2 billion) up from approximately (pound)170 million ($268 million) at August of last year. The value of annualized sales contracts is based on our estimate of annual revenue from our sales contracts in place at September 1, 1999, without regard to the renewal dates of these contracts.

     o In fiscal 1999, only our third full year of marketing electricity, we reported net income of(pound)4.0 million ($6.3 million), compared to net loss of(pound)185,000 ($292,300) for fiscal 1998.

U.K. Energy Market

     The structure of the U.K. energy industry has undergone a period of rapid and dramatic change over the past decade. The U.K. Government began deregulating the U.K. energy markets to introduce competition into the generation and supply of electricity and the supply of natural gas. This deregulation was carried out in phases with the final phase of electricity deregulation being completed in May 1999 resulting in full competition in the retail supply of electricity. Since May 1998, the natural gas supply market has been fully deregulated. As a result, all industrial, commercial and residential consumers are able to choose their electricity and natural gas suppliers. As a licensed supplier of both electricity and natural gas, we are able to supply electricity and natural gas to industrial, commercial, public sector and domestic, or residential, customers in direct competition with other energy suppliers.

     According to industry publications, the U.K. electricity market consists of approximately 2.2 million commercial, industrial and public sector consumers and
24.0 million residential consumers with aggregate annual expenditures of approximately (pound)15.6 billion ($24.6 billion). The U.K. natural gas market is comprised of approximately 900,000 industrial and commercial users and 19.0 million residential consumers with aggregate annual expenditures of approximately (pound)7.2 billion ($11.4 billion), according to industry publications. We principally target small to mid-sized commercial and light industrial consumers with predictable usage patterns. We also target selected residential customers. We estimate that consumers in our target U.K. electricity market and U.K. natural gas market have aggregate annual electricity expenditures of approximately (pound)7.9 billion ($12.5 billion) and approximately (pound)3.5 billion ($5.5 billion), respectively.

The U.K. Electricity Market

     The U.K. electricity market is comprised of approximately 2.2 million commercial, industrial and public sector consumers and 24.0 million residential consumers, with aggregate annual expenditures of approximately (pound)15.6 billion ($24.6 billion). The following table sets forth a breakdown of the U.K. electricity market by consumer category and size, annual electricity volumes sold and annual expenditures.


                             U.K. ELECTRICITY MARKET

                                                                            Estimated
                                                             Annual          Annual
                                         Number of        Electricity     Expenditures
                                         Consumers          Volumes        (pounds in
Consumer Size (peak usage)           (in thousands)(1)    (in TWh)(1)     billions)(2)
>1 MW(3) ..........................               5           86.9        (pound) 2.68
100 kW-1 MW(3) ....................              55           57.9                2.29
20-100 kW .........................           1,247           37.7                1.74
10-20 kW(4) .......................             901            6.6                0.41
Residential(5) ....................          23,935          100.5                8.46
                                             ------          -----               -----
     Totals .......................          26,143          289.7        (pound)15.58
                                             ======          =====               =====

----------
Source: U.K. Office of Gas and Electricity Markets's Supply Price Review, June 1999, and MarketLine International ( "MarketLine "), Industrial Electricity 1998.

(1)  Figures obtained from either OFGEM or MarketLine as detailed below.

(2) Figures obtained by multiplying annual electricity volumes (in terawatthours) by average nominal cost of electricity (in pence per kWh) for 1995/1996. These figures are estimates only. Actual annual expenditures may vary depending on the average nominal cost of electricity.

(3)  Marketline UK Industrial Electricity 1998.

(4)  Marketline UK Electricity Domestic and Commercial 1996.

(5) OFGEM Review & Domestic and Small Business Electricity Supply Price Regulation June 1999, Table 1.

     Within the U.K. electricity market, we target consumers at the lower end of the >1 MW range and all of the 100 kW-1 MW range. We also selectively target approximately 400,000 commercial consumers with peak demand usage of 20 kW to 100 kW and approximately 16.5 million residential and commercial consumers with peak demand usage of less than 20 kW. We estimate that these markets have aggregate annual electricity expenditures of approximately (pound)7.9 billion ($12.5 billion).


The U.K. Natural Gas Market

     The U.K. natural gas market is comprised of approximately 900,000 industrial and commercial consumers and 19.0 million residential consumers, representing 711,300 GWh of annual consumption, and aggregate annual expenditures of approximately (pound)7.2 billion ($11.4 billion). The following table sets forth a breakdown of the U.K. natural gas market by consumer category and size, annual consumption and annual expenditures.

                             U.K. NATURAL GAS MARKET

                                                                                   Estimated
                                                                                    Annual
                                                      Number of       Total      Expenditures
                                                      Consumers    Consumption    (pounds in
Consumer Size (peak usage)                         (in thousands)   (in TWh)     billions)(1)
Business (> 732 MWh) ................................        46       285.5       (pound) 1.76
Small Business (73.2--732 MWh) ......................       349        65.5               0.69
Residential and Very Small Business (< 73.2 MWh) ....    19,705       360.3               4.79
                                                         ------       -----              -----
     Totals .........................................    20,100       711.3       (pound) 7.24
                                                         ======       =====              =====

----------
Source: Marketline International, UK Domestic and Commercial Gas Market Survey, 1999, and UK Domestic Gas Market Survey, 1999.

(1) Figures obtained from Marketline UK Industrial and Commercial Gas Report, 1999, and UK Domestic Gas Report, 1999.

(2) Figures obtained by multiplying annual gas volumes (in TWh) by average nominal cost of natural gas (in pence per kWh). For domestic and very small business consumers, 1999 prices determined from Marketline UK Domestic Gas Report, 1999, average of Normal Pay and Direct Debit prices charged by independent suppliers. For business consumers, October 1997 prices determined from OFGAS Competitive Market Review, May 1998.

     We specifically target natural gas consumers at the lower end of the > 732 MWh range and all of the 73.2-732 MWh range. We estimate this market includes approximately 850,000 non-residential consumers. We also intend to selectively target approximately 13.5 million residential consumers with usage of < 73.2 MWh. We estimate that these markets have aggregate annual natural gas expenditures of approximately (pound)3.5 billion ($5.5 billion).

Continental European Energy Markets

     We believe that significant opportunities exist to market and supply electricity and natural gas in continental Europe. The European Union has required each of its member countries to deregulate its proposed electricity and natural gas markets. As of January 1999, each member country had legislation in place to enable deregulation, as required by the European Union. Only a few member countries, however, are actively implementing a plan to deregulate their energy markets. Of such countries, Spain and Holland are rapidly moving toward full deregulation in a similar manner to the U.K. and we intend to compete in those markets.

     In January 1999, the Spanish government commenced deregulation of the Spanish electricity and natural gas supply markets, permitting certain large industrial consumers to select their electricity supplier. The next phase of deregulation is expected to commence in October 1999, and will allow consumers with annual consumption in excess of 1.0 GWh to choose their electricity supplier. These two initial categories of electricity consumers represents over 40% of the market, with annual consumption of approximately 74 GWh and aggregate annual expenditures of approximately (pound)2.5 billion ($4.0 billion). All remaining electricity consumers will be able to choose their supplier by January 1, 2007. Likewise, the Spanish government is in the process of deregulating Spain's natural gas market. This deregulation will be completed over a ten-year period based on the consumption level of the consumer, with full competition in place by January 1, 2008. It is our belief that by entering the Spanish market we will be well placed to take advantage of the emerging gas market based on our dual fuel experience in the U.K.

Electricity and Natural Gas Supply and Sales

     Generally, we sell electricity and natural gas at fixed prices pursuant to contracts with a stated term, typically one or two years. Neither we nor our customers may terminate these contracts during their term absent extraordinary circumstances, such as our losing a supply license. However, we may renegotiate the pricing terms of contracts if a customer's demand and pattern usage changes significantly during the term of a contract. We may, under these contracts, pass through to customers increases in transportation and metering costs. Sales of electricity constituted substantially all of our energy sales for fiscal year 1999, as we only began sales of natural gas in February 1999.

     We have two main sources of electricity: (1) the U.K. Electricity Pool and
(2) our own generating plants. In the fiscal year ended June 30, 1999, we purchased approximately 97% of our electricity from the Electricity Pool. We purchase electricity from the Electricity Pool at fluctuating market prices. Electricity Pool electricity is priced in half-hour increments. Generally, Electricity Pool prices are higher during the daytime than at night and are higher in winter months than in summer months.

     The Electricity Pool purchases electricity from generators at a certain price and resells electricity at a higher price. The differential is to cover transmission losses, standby purchases of electricity, and other ancillary services. Accordingly, our internally generated electricity provides a number of cost advantages in that we avoid the Electricity Pool price as well as certain transportation costs. In addition, the Electricity Pool credits us for supplying electricity to customers within a local distribution area and for reductions in power losses on the local network.

     The Electricity Pool maintains a settlement system that monitors usage by all consumers. Customers in the >100 kW market have meters that measure usage by the half-hour. For those other customers whose usage is measured by a meter, such meter is read on a monthly, quarterly or annual basis. Each sub 100 kW consumer has an assigned usage profile which estimates their pattern of use throughout each day over a month. The Electricity Pool requires all suppliers to pay for all electricity consumed by their customers 28 days following the date of purchase. However, we bill our customers monthly and receive payments on average approximately 25 days later. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Proposed changes to the wholesale trading mechanisms for electricity in England and Wales are scheduled to be implemented in 2000, subject to the relevant changes in statutory legislation being made in Parliament. When implemented, the changes will replace the Electricity Pool with a direct market whereby suppliers will be required to contract directly with generators for their required physical electricity volumes. The proposal also includes a forward market and a short term/day ahead exchange (both of which are expected to evolve based on the activity of current players and traders in the market). The New Electricity Trading Arrangements, or NETA, will include the development of a balancing market (where the long and short position of generators, suppliers and traders will be closed out) and the system operator for this balancing market will be the National Grid Company, which will retain its obligation to ensure supply security standards are met.

     We cannot presently predict with any certainty what effect the implementation of a firm contracts market will have on our business. Contracting directly with generators under long-term agreements will impose additional risks. The inability of a generator to fulfill its obligations timely, or at all, under a contract could affect the cost of meeting our customer demand. In a contracts market, we will generally be required to fix the price at which we purchase energy from generators for the period of the contract. Depending upon current market conditions, the fixed purchase price may exceed the price at which we can resell electricity to our customers. Moreover, in a firm contracts market, we would be required to contract directly with a number of generating facilities, some of which are affiliated with electricity suppliers with whom we directly compete.

     While this will be a new electricity wholesale trading environment for Independent Energy to operate within, we believe there are significant parallels with the current UK gas trading market. This market operates with the purchase of physical gas on a forwards and futures market, with daily "tuning" of purchase volumes to sales volumes. Also, while currently there are relatively few players offering the contracts for differences and other hedging mechanisms which we apply to avoid the volatility of the Electricity Pool, the NETA structure is being specifically designed to facilitate competition and the new entry of traders who will take contractual positions without the need for owning or operating generating plant.

     We believe that these changes will result in increased liquidity and transparency in the market and thereby give greater opportunity to develop innovative and attractive supply terms to more customers. Much has been done to facilitate demand side participation in the new market, rather than the current arrangements, which are generator dominated. We believe our experiences in trading in the gas market will provide a sound footing for the new electricity arrangements.

     With respect to our natural gas supply, since we use our existing natural gas reserves in electricity generation, we must purchase all of the natural gas that we supply to our customers. To meet our contractual obligations, we purchase natural gas either directly from producers or on the spot market.

     We have adopted a number of risk management practices to reduce the risk of fluctuating electricity and natural gas prices incurred in connection with our customer contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Risk Management Activities."

Marketing and Customers

     We have established Independent Energy as a reputable, reliable alternative provider of electricity in the U.K. market. Recently, we entered the U.K. natural gas supply market with the goal of achieving a similar status in the natural gas market. We believe we can offer consumers better pricing and service than they would receive from their regional electricity companies or other suppliers.

     We intend to continue to capitalize on the relationships and marketing channels of our strategic marketing partners to offer electricity as part of a jointly packaged range of products, including the marketing of electricity with natural gas from established natural gas suppliers--a "dual fuel" product. In addition, we utilize focused marketing efforts which include direct selling, targeted mailing and e-commerce.

     Currently, we utilize sales agencies whose agents personally call on prospective customers. We have identified these target customers based on their usage profiles and creditworthiness. Currently, we have engaged approximately 500 independent agents to market electricity, natural gas and a "dual fuel" product.

     We pay the sales agencies a commission based on the estimated sales volume for the customer over the life of the contract. We pay fifty percent of the commission upon the execution of the sales contract and the balance following the expiration of the applicable sales contract. In addition to independent sales agents, we also utilize the services of telemarketers who solicit prospective customers.

     To support these sales activities, we use radio and newspaper advertising. We also conduct press relations to create awareness for the Independent Energy brand name as well as to educate consumers about the deregulated electricity and natural gas markets. We also utilize direct mail to target prospective customers in advance of direct sales calls and telemarketing efforts.

Administrative Operations

     We employ information systems and computerized links to the Electricity Pool's settlement system. All of our current above 100kW customers have meters which measure usage on a half-hourly basis. This information is electronically communicated from the Electricity Pool's system to us each day. We maintain our own billing system and bill our customers monthly. We also maintain our own call center to handle inquiries and other communications with our customers.

     In connection with the completion of the electricity industry's deregulation and our entry into the natural gas market, we have taken steps to increase our ability to handle inquiries from customers, and to upgrade our billing, payment collection and debt management systems. In addition, the OFGEM requires separate Codes of Conduct and Codes of Practice to protect residential and very small business electricity and natural gas customers. These regulations are wide-ranging and include provisions governing payment arrangements, debt collection and marketing practices.

     Operating in this consumer market requires sophisticated systems that can manage, control and transmit vast quantities of electronic data in a cost-effective manner. We decided to outsource such functions for customers in the small business and residential, or sub 100 kW, market. We outsource such services as (1) handling customer inquiries and other communications, (2) billing, (3) payment collection, (4) debt management and (5) related operations. Accordingly, in August 1998, we entered into a five-year contract with a third-party service provider, Vertex Data Science Limited, to provide all of these services as they relate to such customers. Pursuant to the terms of this contract, we obtained a bank guarantee, currently (pound)6.5 million, to secure our obligations to Vertex. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" on page 20.

Competition

     Independent Energy is the largest independent marketer of electricity in the United Kingdom--a company not a part of the government-owned electricity industry at the time of its privatization in 1990. Since commencing electricity sales in April 1996, we have experienced rapid growth and currently have annualized sales contracts in place of approximately (pound)767 million ($1.2 billion), representing approximately 4.9% of the total estimated U.K. electricity market. We added new electricity customers at an average weekly rate of over 7,000 for the period June 1, 1999 to September 1, 1999. As a result of our competitive pricing, customer service and marketing efforts, we have been able to establish Independent Energy as a reputable, reliable provider of electricity in the U.K. market.

     Our competition in the U.K. electricity market consists primarily of the twelve regional electricity companies, the Scottish integrated companies, Scottish Power and Scottish Hydro, and the national generators, National Power, PowerGen, British Energy and Centrica.

     We are a new entrant in the U.K. natural gas supply market, having began marketing natural gas in February 1999. Our current competition in the natural gas supply market is comprised of Centrica and a number of independent natural gas suppliers. Centrica currently has approximately 39% of the industrial and commercial natural gas supply market and approximately 77% of the residential natural gas supply market and will likely continue to have significant market share for the foreseeable future.

     We compete on the basis of service and price, and, as a result, typically win contracts based on competitive bids. Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to markets than us. We cannot be sure that we will be able to compete successfully against current or future competitors.

Environmental Regulation

     Our operations are subject to regulatory requirements relating to environmental matters and health and safety. U.K. legislation and policy regarding environmental matters and health and safety are evolving in a manner which has resulted in stricter standards and enforcement, and in more stringent fines and penalties for non-compliance. Compliance with such regulatory requirements relating to existing and proposed projects carries a heightened degree of responsibility for companies and their directors, officers and employees.

     The cost of compliance associated with changes in environmental and health and safety laws and regulations could require significant expenditures. Breaches of such laws and regulations may result in the imposition of fines and penalties, which may be material or result in our operations halting. In addition, environmental and health and safety laws and regulations can increase the cost of planning, designing, installing and operating generating plants. We cannot be sure that these costs or the costs of complying with environmental and health and safety laws and regulations will not have a materially adverse effect on our financial condition or results of operations in the future.

     To date, the costs of complying with environmental and health and safety laws and regulations have not had a material adverse effect on our operations. However, we are aware of some contamination resulting from the activities of past owners or past uses of the properties that we, or any of the joint ventures in which we have an ownership interest, currently or may in the future own, occupy or use for the purposes of gas exploration and development and/or electricity generation. Although we are not aware of any current requirement to clean up such properties, we cannot be sure that we, as current owner, occupier or user of such properties, or such joint venture will not be liable for the cost of cleanup at such properties in the future and that such costs will not have a material adverse effect on our financial condition or results of operations or will not exceed the amount of our investment in any such joint venture.

Employees

     As of June 30, 1999, we had approximately 80 employees and consultants and utilized the services of approximately 500 independent commission-based sales agents. None of our employees are represented by unions or subject to collective bargaining agreements. We consider our relations with our employees to be satisfactory.

Item 2. Description of Property

Electricity Generation

     As of June 30, 1999, we were operating eight generating plants, which generated approximately 3% of our electricity requirements for the fiscal year ended June 30, 1999. We currently have 62MW of generating plant capacity, with an additional 45MW under construction and 28MW planned for completion by March 2000. We estimate that our total capital expenditure requirements for the plants under construction or planned are (pound)40.0 million. Our goal is to install between 10 MW and 20 MW of generating plants in each of the twelve local distribution systems in England and Wales.

      Our electricity generation plants are comprised predominately of 3,000 to 4,000 horsepower natural gas-fired internal combustion engines turning generators. Electricity connections are made with the local distribution network providing a source of distribution to our customers. Since the plants are reasonably transportable, we can relocate them at the time of economic depletion of natural gas reserves at the generation site. In some cases, we can operate plants in the proximity to the regional natural gas network utilizing purchased natural gas.

     The table below sets forth our existing and certain proposed generating facilities.

                              PROJECTS IN OPERATION

                                                                  Facility
                          Acquisition/Start                          Net                             Ownership
Plant                          Date              Fuel Source      Capacity          Location         Interest
-----                          ----              -----------      --------          --------         --------
Elswick................      June 1996      Independent Energy       1MW       Elswick, Lancashire     100%
                                                 natural gas
Caythorpe...............   December 1997    Independent Energy       9MW      Caythorpe, Yorkshire     100%
                                                 natural gas
Trumfleet...............   February 1998    Independent Energy       8MW      Trumfleet, Yorkshire     100%
                                                 natural gas
Knypersley.............    October 1998   Independent Energy and     8MW    Knypersley, Staffordshire  100%
                                           third party natural gas
Steetley................   February 1999  Third-party natural gas    6MW    Steetley, Nottinghamshire  100%
Holditch................    March 1999    Third-party natural gas  10.5MW     Newcastle Under Lyme,    100%
                                                                                   Staffordshire
Milford Haven...........    March 1999    Third-party natural gas  10.5MW     Dyfed, Pembrokeshire      50%
Pye Bridge..............     June 1999    Third-party natural gas    9MW     Pye Bridge, Derbyshire    100%
                                                                     ---
         Total capacity........................................      62MW
                                                                   =====

                           PROJECTS UNDER CONSTRUCTION

                                                                  Facility
                         Projected Operations                       Net                               Ownership
Plant                          Date              Fuel Source      Capacity          Location           Interest
-----                          ----              -----------      --------          --------           --------
Chelwood Brick.........     August 1999   Third-party natural gas   1.6MW      Chelwood Brick, Surrey      100%
Wight Salads
   Phase I.............   September 1999  Third-party natural gas   16MW(1) Wight Salads, Isle of Wight    100%
Shirebrook.............    November 1999  Third-party natural gas   10MW     Shirebrook, Nottinghamshire   100%
   Phase II............    January 2000   Third-party natural gas   18MW(1) Wight Salads, Isle of Wight    100%
                                                                   -------
              Total capacity..................................     44.6MW
                                                                   ======

---------
(1)  Comprised of multiple inter-connected sub 10MW sites.


                                PLANNED PROJECTS

                                                                   Facility
                       Projected Operations                           Net                                            Ownership
Plant                          Date              Fuel Source        Capacity               Location                  Interest
-----                          ----              -----------        --------               --------                  --------
Valley Grown Salads....   February 2000    Third-party natural gas     10MW     Valley Grown Salads, Hertfordshire      100%
Coronation Nursery.....   February 2000    Third-party natural gas     5.4MW         Coronation Nursery, Essex          100%
Merthyr Tydfil.........    April 2000      Third-party natural gas      6MW       Merthyr Tydfil, Mid Glamorgan         100%
Undetermined Site......    March 2000           Undetermined            6MW                 Undetermined                100%
                                                                      -----
                  Total capacity..............................       27.4MW
                                                                     ======

     Self-generation is an important component of our overall strategy. There are several advantages to owning generating plants which are embedded in the local distribution networks, such as:

     o    fixing a portion of the cost of our electricity needs;

     o    lowering our cost of service by avoiding

          o    Electricity Pool expenses

          o    National Grid Company transportation tariffs; and

          o    transmission power losses.

     In addition, the National Grid Company offsets the amount that we owe for electricity against the amount of self-generated electricity that we supplied directly to our customers within local distribution areas (because such electricity does not enter the national grid). An additional benefit to our self-generation is that it results in reductions in power losses on the local distribution networks.

     In most of our plants, we further reduce our cost of service by either owning the natural gas reserves which fire the plants or by obtaining access to natural gas which is not generally of a commercial grade and is thus less expensive than natural gas purchased from the national gas supply system.

     In our Wight Salads project, we are developing 34MW of generating capacity which will both generate electricity and use waste heat and carbon dioxide for use by salad growers on the Isle of Wight. This innovative cogeneration project has created the opportunity for a similar project at Valley Grown Salads expected to be completed in February 2000.

Natural Gas Reserves

     Supply

     Currently, we use all of our natural gas production in our electricity generation plants. As a result, we must purchase all of the natural gas that we supply to our customers. We purchase natural gas on the spot market or directly from producers.

     Estimated Proved Reserves and Future Net Cash Flows

     As of June 30, 1999, the Company's net proved reserves of natural gas were approximately 5.4 billion cubic feet ("Bcf"), of which 1.8 Bcf were proved developed reserves and 3.6 Bcf were proved undeveloped reserves. Gaffney, Cline & Associates Ltd., an independent petroleum engineering firm, prepared such estimates. All of our proved reserves are attributable to our onshore properties in the U.K.

     The present value, discounted at 10% per annum, of estimated future net cash flows from such proved reserves as of June 30, 1999 was (pound)3.4 million ($5.4 million) before applicable U.K. income taxes. The estimated proved reserves and future net cash flows have been calculated in accordance with Commission definitions.

     There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretations and judgment. As a result, estimates of different engineers often vary.

     In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates. Accordingly, reserve estimates at a specific time are often different from the quantities of oil and natural gas that are ultimately recovered. Predictions about future prices, costs and production levels of oil and natural gas are subject to great uncertainty. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based.

     The reserve value estimate reflects the present value, discounted at 10% per annum, of estimated future net cash flows from the production and sale of our estimated proved reserves. The estimated future net cash flows are computed after giving effect to estimated future development and production costs, based on year-end costs and assuming the continuation of existing economic conditions. The calculation does not take into account the effect of delay in commencement of production, various cash outlays, including general and administrative costs and interest expense (except for those interest charges associated with ongoing generation plant lease costs) and U.K. income tax expense.

     Gaffney, Cline & Associates Ltd. used a price to calculate the present value of estimated future net cash flows from the Company's estimated net proved reserves based on the Electricity Pool price of electricity at June 30, 1999 after giving effect to the location of our reserves and our increased operating margins in generating our own electricity. As an example, based on applicable Electricity Pool prices, the realized power price for the Caythorpe project equates to an equivalent natural gas price of (pound)3.12 per thousand cubic feet ("Mcf") ($4.93 per Mcf).

     In computing the present value of the estimated future net cash flows, a discount rate of 10% per annum was used pursuant to SEC regulations to reflect the timing of those net cash flows. Present value, regardless of the discount rate used, is materially affected by assumptions about timing of future production, which may prove to have been inaccurate. The reserve value information represents an estimate only, which is subject to uncertainty for numerous reasons.

     Petroleum Licenses

     Currently, we hold 16 licenses covering an aggregate 887,000 net acres (net to our interest) for the exploration and development of oil and natural gas properties onshore U.K. All of our licenses are located in the U.K. Landward

Areas. Fourteen of our licenses are Petroleum Exploration and Development Licenses ("PEDLs") as defined in The Petroleum (Production) (Landward Areas) Regulations 1995.

     PEDLs have an initial term of eleven years; however, after the first six years there is a mandatory relinquishment of 50% of the original license area. We, however, determine the acreage to be released. The license, for purposes of development and production activities, continues for a further period of 20 years after the initial eleven year term. Thereafter, a further period may be agreed to ensure maximum recovery of petroleum. The U.K. Government conveys to the licensee the exclusive right to explore for, to appraise, to develop, and to produce petroleum. The produced petroleum belongs to the licensee.

     Drilling Program

     In January 1999, we entered into a farm-out arrangement with Archean Energy (U.K.) Limited, ISO (U.K.) Limited and Vulcan Energy Limited pursuant to which they agreed to fund a drilling program in exchange for working interests in our exploration properties. We have retained a 42% working interest in these properties. Pursuant to this arrangement, this drilling program is being conducted at no cost to Independent Energy. As of June 30, 1999, two wells had been drilled, however, no commercially available reserves were discovered.

Facilities

     Our headquarters are located in Solihull, West Midlands where we lease 20,600 square feet of office space for approximately (pound)44,184 per month. This lease expires in December 2008. We also lease 1,750 square feet of office space in Maidenhead for our resource offices for (pound)26,250 annually. This lease will remain in effect until April 2001. Both of these leases may be extended at our option. For a description of our generating plants, see "--Electricity Generation."

Item 3. Litigation

     We are not a party to any pending litigation, the result of which would have a material adverse effect on us or our operations.

Item 4. Control of Registrant

     The following table sets forth information concerning beneficial ownership of ordinary shares as of June 30, 1999 by: (1) each person (or group within the meaning of Section 13(d)(3) of the Exchange Act) known by the Company to own more than 5% of the outstanding ordinary shares; (2) each director of the Company; (3) each executive officer; and (4) all directors and executive officers of the Company as a group. Except as otherwise noted, the named beneficial holder has sole voting and investment power.

                                                      Shares Beneficially Owned
                                                        Number       Percent(1)

Burt H. Keenan(2).....................................   2,364,125      8.9%
Putnam Investment Management, Inc.(3).................   2,058,700      7.8
John L. Sulley (4)....................................     420,000      1.6
Ian Stewart...........................................       1,000        *
William E. Evans(5)...................................     450,800      1.7
Robert E. Jones(6)....................................     364,200      1.4
Roy W. Deakin(7)......................................      50,000        *
Jerry W. Jarrell(8)...................................     360,100      1.4
David O. May(9).......................................     130,000        *
Herbert L. Oakes......................................          --        *
All officers and directors as a group (9 persons)(10).   4,140,225     14.8

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

(2) Includes 245,400 shares issuable upon exercise of options held by Mr. Keenan. Mr. Keenan's address is 17571 Red Oak Drive, Houston, Texas 77090.

(3) The address of Putnam Investment Management, Inc. is One Post Office Square, Boston, Massachusetts 02109. Putnam Investment Management, Inc. holds the ADSs on behalf of certain of its clients.

(4)  Includes 360,000 shares issuable upon exercise of options held by Mr.
     Sulley.

(5) Includes 445,200 shares and 195,800 shares issuable upon exercise of options held by Mr. Evans.

(6)  Includes 300,000 shares issuable upon exercise of options held by Dr.
     Jones.

(7)  Includes 50,000 shares issuable upon exercise of options held by Mr.
     Deakin.

(8)  Includes 222,800 shares issuable upon exercise of options held by Mr.
     Jarrell.


Item 5. Nature of Trading Markets

     We completed our initial public offering in the U.S. of ADSs in July 1998. Since July 24, 1998, the ADSs have been traded on the Nasdaq National Market. Our ordinary shares began trading on the U.K. Alternative Investment Market, or AIM, on May 31, 1996. In November 1999, our ordinary shares began trading on the Official List of the London Stock Exchange.

     The following table reflects the high and low sales price per ordinary share, as reported on AIM from May 31, 1996 to July 23, 1998, and high and low sales price per ADS as reported on the Nasdaq National Market since July 24, 1998.

                                            British Pence       U.S. Dollars(1)
                                           High      Low        High      Low
    1996
         Second quarter.............       115.0p   106.0p     $1.75     $1.63
         Third quarter..............       108.0     83.5       1.68      1.30
         Fourth quarter.............        89.5     57.5       1.40      0.98
    1997
         First quarter..............        69.5     57.5       1.14      0.97
         Second quarter.............        92.5     72.5       1.54      1.18
         Third quarter..............       124.5     87.5       2.00      1.48
         Fourth quarter.............       144.5    119.5       2.41      1.95
    1998
         First quarter..............       385.0    136.5       6.46      2.26
         Second quarter.............       627.5    325.0      10.51      5.44
         Third quarter..............       508.8    282.6       8.31      4.75
         Fourth quarter.............       612.3    278.0      10.25      4.75
    1999
         First quarter..............       756.2    534.2      12.38      8.81
         Second quarter.............       374.3    558.7      13.75      9.00

----------
(1) The reported high and low prices for the ordinary shares on AIM expressed in pence have been translated into dollars for the period from May 31, 1996 to July 23, 1998 by converting that amount at the Noon Buying Rate on the dates of such respective high and low prices. The reported high and low prices for the ADSs on Nasdaq expressed in dollars have been translated into pence for the period since July 24, 1998 by converting that amount at the Noon Buying Rate on the dates of such respective high and low prices.

     As of June 30, 1999, there were approximately 242 record holders of ordinary shares. Persons with United States and Canadian addresses held of record 74.0% of the outstanding ordinary shares.

     The average daily trading volume for the ordinary shares for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1999 was 14,959, 18,872, 70,071 and 38,802 respectively.

Dividend Policy

     We have never declared or paid any dividends on the ordinary shares. Currently, we plan to retain all future earnings to finance future operations. Moreover, under the Companies Act 1985, dividends may only be paid out of our profits legally available for distribution.

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

Item 7. Taxation

     The following generally summarizes the principal U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of ADSs evidenced by ADRs and, except as provided explicitly below, ordinary shares, to beneficial owners that, for U.S. federal income tax purposes, are citizens or residents of the U.S. (who are not also resident or, in the case of the individuals, ordinarily resident in the U.K. for U.K. tax purposes), corporations or partnerships created or organized under the laws of the United States or any state thereof, estates the income of which is subject to U.S. federal income taxation regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration and control of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (collectively "U.S. Holders").

     The statements regarding the U.S. and U.K. tax laws set out below (i) are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Registration Statement and are subject to any changes (possibly retroactively) in the U.S. or the U.K. law, or on the interpretation thereof by the relevant taxation authorities or in the double taxation conventions between the United States and the United Kingdom (the "Conventions"), occurring after such date, (ii) are based in part, on representations of the depositary, and (iii) assume that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

     The summary is of a general nature only and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. For example, this summary deals only with ADRs or ordinary shares held as capital assets and does not address special classes of purchasers, such as dealers in securities. U.S. Holders whose functional currency is not the U.S. dollar, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax that may be subject to special rules are not discussed below. Neither does the following summary address the tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of Independent Energy's outstanding voting share capital. Except as otherwise expressly provided herein, this summary does not discuss foreign, state, local, estate or gift tax consequences to owners of ADSs and ordinary shares. Since its purpose is limited to brief consideration of the more commonly relevant provisions, in no case should this summary be taken as constituting advice to an investor as to how he will or will not be taxed in any jurisdiction and in no circumstances is it to substitute for professional advice.

     For purposes of the Conventions and the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders of ADSs will be treated as the owners of the ordinary shares represented by ADSs evidenced by ADRs.

Taxation of Dividends

     Under current U.K. law, Independent Energy is not required to withhold tax when paying a dividend in respect of the ordinary shares. Dividends paid on or after April 6, 1999, will carry an associated tax credit of one-ninth of the cash dividend or 10% of the aggregate of the cash dividend and the associated tax credit. Individual shareholders resident in the U.K. receiving such dividends will be liable to income tax (if at all) on the aggregate of the dividend and the tax credit at the Schedule F ordinary rate (10%) or the Schedule F upper rate (32.5%). Individuals who are only taxable at either the basic or lower rate will have no further income tax liability. Individuals who are subject to higher rate income tax will be liable to pay additional tax on the gross income at the reduced rate of 32.5%. Individuals who do not pay income tax or whose tax liability is less than the attached tax credit are no longer entitled to reclaim the tax credit.

     Since April 6, 1999, U.K. resident trustees of discretionary trusts liable to income account for tax at the rate applicable to trusts, being 34% on the trust's income but at a special Schedule F trust rate of 25% on dividends from companies.

     A U.K. resident corporate shareholder would generally not be liable for U.K. corporation tax on any dividend received from Independent Energy.

     Under current U.K. law, an Eligible U.S. Holder (as defined below) who receives as beneficial owner a dividend from Independent Energy will not be entitled under the Income Tax Convention between the United States and the United Kingdom (the "Income Tax Convention") to receive any payment or refund from Inland Revenue in addition to the base dividend. An Eligible U.S. Holder that received a dividend payment of $90 from Independent Energy would be entitled to a tax credit amount of $10 reduced by the tax credit amount (i.e., $10) (the "U.K. Tax Credit Amount") resulting in a total receipt (before applicable U.S. taxes) of $90 (i.e., the base dividend).

     Under the United States federal income tax laws, Eligible U.S. Holders will include in gross income the gross amount of any dividend paid (before reduction for the U.K. Tax Credit Amount) by Independent Energy out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the Eligible U.S. Holder. No dividends received deduction will be allowed with respect to dividends paid by Independent Energy. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the Eligible U.S. Holder's basis in the ADSs or ordinary shares, and thereafter as capital gain.

     Subject to certain limitations and restrictions, the U.K. Tax Credit Amount (which, pursuant to the Income Tax Convention, is treated as a U.K. income tax imposed on the Eligible U.S. Holder) may be eligible for credit against the Eligible U.S. Holder's U.S. federal income tax. For foreign tax credit limitation purposes, dividends distributed by Independent Energy will generally constitute "passive income" or, in the case of certain Eligible U.S. Holders, "financial services income." Prospective investors should consult their tax advisors to determine whether and to what extent a credit would be available.

     For purposes of this Registration Statement, the term "Eligible U.S. Holder" means a U.S. Holder that is a beneficial owner of an ADS or ordinary share and of the cash dividend paid thereon and that satisfies the following conditions: the U.S. Holder (i) is an individual or a corporation resident in the U.S. for the purposes of the Income Tax Convention (and, in the case of a corporation, is not also resident in the U.K. for U.K. tax purposes), (ii) holds the ADSs in a manner which is not effectively connected with a permanent establishment in the U.K. through which such U.S. Holder carries on business or with a fixed base in the U.K. from which such U.S. Holder performs independent personal services, (iii) under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of the U.S., and (iv) under certain circumstances, is not exempt from federal income tax on dividend income in the U.S. Special rules apply to a corporation which owns or, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting shares of Independent Energy.

Taxation of Capital Gains

     A U.S. Holder who is not resident or ordinarily resident in the U.K. for U.K. tax purposes will not be liable for U.K. tax on capital gains realized on the disposal of ADSs or ordinary shares unless, at the time of disposal, the U.S. Holder is carrying on a trade, profession or vocation in the U.K. through a branch or agency which constitutes a permanent establishment or fixed base, and the ADSs or ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation of such branch or agency.

     Upon the sale or other disposition of an ADS or an ordinary share , a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on such sale or disposition and the U.S. Holder's adjusted tax basis in the ADS or ordinary shares. Except as described below under "Passive Foreign Investment Company Status," such gain or loss will be capital gain or loss if the U.S. Holder holds its ADS or ordinary share as a capital asset. Prospective investors should consult their tax advisors regarding the U.S. federal income tax treatment of capital gains (which may be taxed at lower rates than ordinary shares income for certain taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

     A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of the ADSs or the ordinary shares will generally be entitled, subject to certain limitations and pursuant to the Income Tax Convention, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder's U.S. federal income tax liability in respect of such gain. U.S. Holders should seek professional tax advice to determine their entitlement to credit U.K. tax against their U.S. federal income tax liability.

Passive Foreign Investment Company Status

     PFIC Classification

     Special U.S. taxation rules are applicable to U.S. persons owning shares in a "passive foreign investment company" ("PFIC"). Investors that are not subject to U.S. taxation in respect of income on the ADSs or the ordinary shares or that are not U.S. persons generally will not be affected by the PFIC rules. A foreign corporation will be classified as a PFIC for any taxable year during which either (i) 75% or more of its gross income (including the pro rata share of the gross income of any corporation (U.S. or foreign) in which the foreign corporation is considered to own 25% or more of the shares by value) for the taxable year is passive income or (ii) 50% or more of the average quarterly value of all of its assets (including the pro rata share of the assets of any corporation in which the foreign corporation is considered to own 25% or more of the shares by value) produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Because Independent Energy will have a relatively large amount of passive assets, such as cash and marketable securities (including cash derived from the issuance of ADSs in the offering), pending investment of such assets in its business, it is possible that Independent Energy may be or could become a PFIC in any year. Although Independent Energy will attempt to conduct its business so as to avoid PFIC status, Independent Energy can provide no assurances that it will not be a PFIC in respect of its current or any future taxable year.

     Consequences of PFIC Status

     If Independent Energy were to be classified as a PFIC, a U.S. Holder generally would be subject to special tax rules with respect to gain realized on the sale or any other disposition of such ADSs or ordinary shares, and any "excess distribution" by Independent Energy to the U.S. Holder with respect to ADSs or ordinary shares held for more than one taxable year. In general, excess distributions are any distributions (including return of capital distributions) received by the U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years (or the U.S. Holder's holding period, if shorter). Under these rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares, (ii) the amount allocated to the current taxable year would be treated as ordinary shares income, (iii) the amount allocated to each prior year would be subject to tax at the highest rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year. For purposes of the foregoing rules, a U.S. Holder who uses such ADSs or ordinary shares as security for a loan will be treated as having disposed of such ADSs or ordinary shares.

     For tax years beginning after 1997, a U.S. Holder of stock in a PFIC that are treated as "marketable stock" may make a "mark-to-market" election. A shareholder making the "mark-to-market" election will not be subject to the PFIC rules described above. Instead, in general, an electing shareholder will include in each year as ordinary shares income the excess, if any, of the fair market value of the stock at the end of the taxable year over their adjusted basis and will be permitted an ordinary shares loss in respect of the excess, if any, of the adjusted basis of the ADSs or the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the "mark-to-market" election). The electing U.S. Holder's basis in the stock will be adjusted to reflect any such income or loss amounts. Pursuant to the Proposed Treasury Regulations (the "Proposed Regulations"), the ADSs or the ordinary shares would be treated as "marketable stock," but there is no assurance that the Proposed Regulations will be finalized as proposed. Shareholders of a PFIC can elect to apply the Proposed Regulations to any taxable year beginning after December 31, 1997 for stock in a PFIC which has a taxable year ending with or within the shareholder's taxable year.

     If Independent Energy is a PFIC in any year, a U.S. Holder who beneficially owns ADSs or the ordinary shares during such year must file an annual return on IRS Form 8621 that describes its interest in Independent Energy, the distributions received from Independent Energy and any gain realized on the disposition of ADSs or ordinary shares.

U.K. Stamp Duty and U.K. Stamp Duty Reserve Tax

     The Stamp Duty Reserve Tax ("SDRT"), at the then applicable rate, arises upon the issue to and deposit with the depositary of the ordinary shares. The current rate of the SDRT on the issue and deposit of the ordinary shares is 1.5%. Although not contemplated, if a Stamp Duty were to be charged, the current rate is (pound)1.50 per (pound)100 (or part thereof). The amount of SDRT payable would be reduced by any Stamp Duty paid in connection with the same transaction. The SDRT will be payable by the depositary in the first instance, and reimbursed by Independent Energy or the selling shareholders, as the case may be. Persons to whom ADSs/ADRs are issued upon subsequent deposits of shares will be responsible for payment of the SDRT, currently at the rate of 1.5%.

     The Stamp Duty will not be payable in connection with subsequent transactions in ADSs provided that no written contract of sale or instrument of transfer is executed or brought into the United Kingdom, and provided that no register of those securities is maintained within the United Kingdom (which is expected to be the case). The SDRT will not be payable in connection with subsequent transactions in ADSs provided that the ADSs do not constitute "chargeable securities", i.e. they are not issued or raised by a company incorporated in the U.K., they are not registered on a register kept in the U.K. and they are not paired with shares issued by a U.K. incorporated company. It is not contemplated that ADSs will be "chargeable securities".

     Depending upon the relevant transfer of ordinary shares by the depository or its nominee to the relevant ADR holder, Stamp Duty at the rate of (pound)0.50 per transfer or at the rate of (pound)l.50 per (pound)100 (or part thereof) may be imposed.

     Except in the case of certain transfers (for example, by way of gift), transfers of ordinary shares will normally give rise to a Stamp Duty at the rate of (pound)0.50 per (pound)100 (or part thereof) on the price payable or value of the ordinary shares, depending upon the circumstances then prevailing. The Stamp Duty is usually the liability of the purchaser.

Item 8. Selected Financial Data

     The following tables present selected consolidated financial data for the Company. The selected consolidated financial data as of and for the fiscal years ended June 30, 1997, 1998 and 1999 have been derived from the audited consolidated financial statements of the Company and the notes thereto included elsewhere in this Report. The selected consolidated financial data as of and for the year ended December 31, 1995 as of and for the six months ended June 30, 1996, have been derived from the audited consolidated financial statements of the Company which are not included in this Report.

     The Company's consolidated financial statements have been prepared in accordance with U.K. GAAP which differ in certain significant respects from U.S. GAAP. Notes 26 and 27 to the Company's consolidated financial statements describe the principal differences between U.K. GAAP and U.S. GAAP as they relate to the Company and provide a reconciliation to U.S. GAAP of net profit or loss and shareholders' equity. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto included elsewhere in this Report.

                                                              Six Months
                                                 Year Ended     Ended                     Fiscal Year Ended June 30,
                                                December 31,   June 31,       ---------------------------------------------------
                                                    1995         1996           1997           1998          1999         1999(1)
Statement of Operations Data:                                 (in thousands, except per share and operating data)
U.K. GAAP
Revenue  .....................................  (pound)  5   (pound)174  (pound)11,127  (pound)57,989 (pound)246,856     $390,032
Cost of sales ................................        --            171         10,872         55,457        234,387      370,331
Administrative expenses ......................          90          492          1,363          1,696          4,530        7,157
Depreciation and amortization ................           3            6            142            626          1,650        2,607
                                                  --------     --------       --------       --------       --------     --------

Operating income (loss) ......................         (88)        (495)        (1,250)           210          6,289        9,937
Exceptional Items ............................        --           (461)          --             --             --           --
Interest income (expense), net ...............          24           65            (69)          (395)        (1,353)      (2,138)
Income tax expense ...........................          (5)        --             --             --              929        1,468
                                                  --------     --------       --------       --------       --------     --------

Net income (loss) ............................         (59)        (891)        (1,182)          (185)         4,007        6,331
Income (loss) per share            --Basic ...      (176.8)p       (9.9)p         (9.0)p         (1.1)p         15.7p    $   0.25
                                   --Diluted .      (176.8)p       (9.9)p         (7.4)p         (1.0)p         14.2p    $   0.22
Weighted average shares outstanding--Basic ...          34        8,981         13,130         17,191         25,465       25,465
                                   --Diluted .          34        8,981         15,908         19,318         28,255       28,255
U.S. GAAP
Revenue                                          (pound)5    (pound)174  (pound)11,127  (pound)57,989 (pound)246,856     $390,032

Net income (loss).............................         (59)        (891)        (1,370)          (321)         3,933        6,214
Income (loss) per share            --Basic....      (176.8)p       (9.9)p        (10.4)p         (1.9)p         15.4p     $  0.24
                                   --Diluted..      (176.8)p       (9.9)p         (8.6)p         (1.7)p         13.9p     $  0.22
Weighted average shares outstanding--Basic....          34        8,981         13,130         17,191         25,465       25,465
                                   --Diluted..          34        8,981         15,908         19,318         28,255       28,255
Operating Data:
Electricity and natural gas sales (GWh).......        --           --              256          1,410          6,117        6,117
Customer sites (at end of period).............         --          --              324          1,350         83,630       83,630

                                                                                        June 30,
                                        December 31,   ----------------------------------------------------------------------------
                                            1995            1996         1997            1998           1999            1999(1)
Balance Sheet Data:
U.K. GAAP
Total assets....................      (pound) 3,053    (pound)7,995  (pound)16,852 (pound)40,712    (pound)137,541         $217,315
Long-term liabilities...........                --              830          5,938        10,671            19,220           30,368
Shareholders' equity............              2,984           6,787          6,958         9,453            48,879           77,229

U.S. GAAP
Total assets....................      (pound) 3,143    (pound)8,333  (pound)17,227 (pound)40,712    (pound)137,943         $217,950
Long-term liabilities...........                 90           1,279          6,612        11,461            20,056           31,688
Shareholders' equity............              2,984           6,676          6,659         9,056            48,445           76,543

----------

(1) Translations into dollars in this table are solely for convenience and are computed at the Noon Buying Rate on June 30, 1999 of $1.58 per (pound)l.

(2)  Assumes all of the ordinary shares are sold in the form of ADSs.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion is intended to assist you in understanding our financial position as of June 30, 1999 and for the three fiscal years in the period ended June 30, 1999. You should refer to our consolidated financial statements and notes included elsewhere in this prospectus which contain additional information to be read in conjunction with this discussion.

     Our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. Notes 26 and 27 to the consolidated financial statements provide a description of the principal differences between U.K. GAAP and U.S. GAAP as they relate to Independent Energy, and a reconciliation of U.S. GAAP of net income (loss) and shareholders' equity.

Overview

     The final phase of deregulation of the supply segment of the U.K. electricity market was completed in May 1999. Due primarily to delays in the ability of the regional electricity companies to process the registration of consumers that contracted to switch suppliers, we were not able to bring on stream a substantial portion of the small business and residential customers that contracted for our electricity as early in the fiscal year as planned. The intervention of the U.K. regulatory authority, OFFER, the predecessor of OFGEM, was necessary to resolve the problem and to get this market fully open by June 1999. Accordingly, only approximately 8% of our revenue for the fiscal year ended June 30, 1999 consisted of electricity sales to small business and residential customers, although we expect this segment of our target market to grow as a percentage of total revenue.

     In February 1999, we also began sales of natural gas to customers. For the year ended June 30, 1999, however, sales of natural gas constituted less than 1% of our revenue. We expect natural gas sales to constitute a greater portion of our revenue in the future.

     We recognize revenue from the sale of electricity and natural gas on a monthly basis based on the volume of electricity consumed by our customers as determined by month-end meter readings and the contract prices associated with such volume. Customers are billed monthly, generally at a fixed price for usage. Because the cost of electricity and natural gas purchased from the spot market fluctuates throughout the term of sales contracts, we recognize gross profit related to electricity and natural gas sales on a pro rata basis throughout the term of sales contracts based on an estimated gross profit margin for all sales contracts.

     The estimated gross profit margin is based on an estimate of the cost of sales, which includes (1) the estimated cost of electricity and natural gas, (2) the effects of hedging contracts designed to mitigate energy cost fluctuations,
(3) transmission and distribution costs, (4) commissions and (5) all other costs of sales in supplying the energy. The difference between the cash cost of the energy and the estimated cost of sales is accounted for as either an accrual for, or a deferral of, the cost of energy and recorded on the balance sheet within current assets or current liabilities, as the case may be. We reconcile the difference between actual gross profit and estimated gross profit on a quarterly basis. See "--Liquidity and Capital Resources" beginning on page 20, and "Risk Factors-- Commodity price fluctuations may adversely affect our profitability" beginning on page 8."

     Because we generally sell electricity and natural gas at fixed prices and purchase most of our energy at fluctuating prices, we are exposed to risk arising from the difference between these prices. Our risk management practices are comprised of three material elements:

     o targeting customers that have relatively predictable demand and pattern usage profiles;

     o entering into contracts for differences to effectively fix the price of a significant portion of our energy requirements purchased on the spot market; and

     o owning gas reserves and generating a portion of the electricity that we supply to customers.

Results of Operations

     Fiscal Year Ended June 30, 1999 Compared to Fiscal Year Ended June 30, 1998

     Revenue. Revenue for the fiscal year ended June 30, 1999 increased (pound)188.9 million, or 325%, to (pound)246.9 million from (pound)58.0 million for the fiscal year ended June 30, 1998. This increase reflected a substantial increase in the Company's sales volume of energy to 5,940 GWh in fiscal 1999 from 1,410 GWh in fiscal 1998, a 321% increase, primarily as a result of our increased marketing efforts.

     Gross profit. Gross profit for the fiscal year ended June 30, 1999 increased (pound)10.0 million, or 400%, to (pound)12.5 million from (pound)2.5 million for the fiscal year ended June 30, 1998. As a percentage of revenue, gross profit for fiscal 1999 was 5% compared to 4% for the fiscal 1998. This increase was primarily due to our realizing higher gross margins because our cost of electricity decreased by 4%.

     Administrative expenses. Administrative expenses for the fiscal year ended June 30, 1999 increased (pound)2.8 million, or 164%, to (pound)4.5 million from (pound)1.7 million for the fiscal year ended June 30, 1998. However, as a percentage of revenue, administrative expenses for fiscal 1999 were 2% compared to 3% in fiscal 1998. This decrease resulted as our increase in revenue substantially exceeded the increase in our administrative costs because we outsource a substantial portion of our sales efforts and transaction processing.

     Depreciation and amortization. Depreciation and amortization for the fiscal year ended June 30, 1999 increased (pound)1.0 million, or 160%, to (pound)1.6 million from (pound)626,000 for the fiscal year ended June 30, 1998. The increase was attributable to depreciation related to five new generating plants that were put into service in fiscal 1999.

     Operating profit. Operating profit for the fiscal year ended June 30, 1999 increased (pound)6.1 million, to (pound)6.3 million compared to (pound)210,000 for the fiscal year ended June 30, 1998. The increase was due to increased sales volumes, increased gross profit and reduced administrative expenses as a percentage of revenue as described above.

     Interest expense, net. Net interest expense was (pound)1.4 million for the fiscal year ended June 30, 1999 compared to (pound)395,000 for the fiscal year ended June 30, 1998. The increase in net interest expense for fiscal 1999 was primarily attributable to increased interest expense associated with the financing of new generating plants and increased interest expense associated with having higher outstanding balances under our working capital facility as a result of increased sales.

     Fiscal Year Ended June 30, 1998 Compared to Fiscal Year Ended June 30, 1997

     Revenue. Revenue for the fiscal year ended June 30, 1998 increased (pound)46.9 million, or 423%, to (pound)58.0 million from (pound)11.1 million for the fiscal year ended June 30, 1997. The increase reflected a substantial increase in our sales volume of electricity to 1,410 GWh in fiscal 1998 from 257 GWh in fiscal 1997, a 449% increase, primarily as a result of increased marketing efforts.

     Gross profit. Gross profit for the fiscal year ended June 30, 1998 increased (pound)2.3 million to (pound)2.5 million from (pound)255,000 for the fiscal year ended June 30, 1997. As a percentage of revenue, gross profit for fiscal 1998 was 4% compared to 2% in fiscal 1997. This increase was primarily due to the increase in electricity sales derived from our generated electricity, which generally have higher margins. In fiscal 1998, we generated 58.5 GWh of electricity compared to 7.1 GWh in fiscal 1997. In addition, the additional electricity we generated in fiscal 1998 was from new larger plants at Trumfleet and Caythorpe that produce electricity at lower costs, thereby further increasing margins.

     Administrative expenses. Administrative expenses for the fiscal year ended June 30, 1998 increased (pound)300,000, or 24%, to (pound)1.7 million from (pound)1.4 million for the fiscal year ended June 30, 1997. As a percentage of revenue, administrative expenses for fiscal 1998 were 3% compared to 12% in fiscal 1997 as our administrative expenses in fiscal 1997 reflected primarily fixed costs which did not increase materially in fiscal 1998.

     Depreciation and amortization. Depreciation and amortization expense for the fiscal year ended June 30, 1998 was (pound)626,000 compared to (pound)142,000 for the fiscal year ended June 30, 1997. The increase was primarily the result of depreciation related to two new generation plants that commenced operations in fiscal 1998, one in December 1997 and one in March 1998.

     Operating profit (loss). The operating profit for the fiscal year ended June 30, 1998 was (pound)210,000 compared to an operating loss of (pound)1.3 million for the fiscal year ended June 30, 1997. The reduction in the loss for fiscal 1998 was due to increased sales volumes, increased gross profit and reduced operating expenses as a percentage of revenue as described above.

     Interest income (expense). The Company had net interest expense of (pound)395,000 for the fiscal year ended June 30, 1998 compared to net interest income of (pound)69,000 for the fiscal year ended June 30, 1997. The change was primarily due to increased interest expense associated with debt financing used for two new generating plants in fiscal 1998.

Liquidity and Capital Resources

     Our principal uses of funds have been to:

     o fund operating losses associated with being a development stage company;

     o    fund working capital requirements; and

     o fund capital expenditures, primarily the acquisition and installation of gas-fired generating plants.

     For the fiscal years 1997, 1998 and 1999, these activities utilized funds of (pound)6.0 million, (pound)11.8 million and (pound)48.3 million, respectively.

     We have financed our funding requirements through a combination of equity issuances, capital lease financings and bank borrowings. In July 1998, we raised (pound)35.0 million in net proceeds in our initial public offering of ADSs in the U.S.

     In July 1999, we entered into a new one-year credit facility with a syndicate of banks led by Barclays Bank PLC, which provides for aggregate borrowings and letters of credit of (pound)80.0 million. This credit facility provides for:

     o (pound)45.0 million in the aggregate comprised of (a) a revolving credit facility that bears interest at a base rate or LIBOR plus 1.2% (6.3% at June 30, 1999), and (b) letters of credit to secure obligations under contracts for differences; and

     o (pound)35.0 million in the form of letters of credit to secure energy purchase obligations.

     In addition, we have a (pound)9.5 million construction facility with Barclays Bank that is payable in quarterly installments of (pound)250,000 plus interest at LIBOR plus 2.5% (7.5% at June 30, 1999) over five years starting in 1997. Barclays Bank also provides us with an additional (pound)2.0 million for miscellaneous letters of credit that we may require and has issued a bank guarantee, currently in the amount of (pound)6.5 million, to secure our obligations under a contract with a third-party service provider. We are required to provide, and have provided, full cash collateral to secure this bank guarantee.

     As of June 30, 1999, our outstanding borrowings were (pound)22.0 million under the revolving credit facility (and were approximately (pound)32 million as of September 3, 1999) and (pound)8.7 million under the construction facility. We had also utilized commitments to issue letters of credit in the aggregate amount of (pound)21.2 million.

     During our three years of supplying electricity in the medium-sized business (over 100 kW) market, which represented 92% of our revenue in fiscal 1999, we have established a solid track record with respect to timely billing of customers and collection of customer accounts. However, in fiscal 1999, we experienced delays billing our existing small business, public authority, and residential customers, in part due to third-party computer software problems. A plan has been put in place to address this billing problem, through which we believe the problem is in the process of being corrected. However, we cannot be sure that additional computer system problems will not resurface. As a result of this billing problem, our cash flow did not reflect approximately (pound)20 million of revenue that we recognized for the fiscal year ended June 30, 1999. Any further problems of this nature could have a material adverse effect on our operations or financial condition.

     We have financed our generating plants primarily through capital leases. As of June 30, 1999, our obligations under capital leases related to our generating assets totaled (pound)13.1 million, of which (pound)1.6 million is payable within one year and (pound)7.5 million comes due between one and five years after June 30, 1999. These capital leases are secured by the assets comprising the associated generating facility.

     We estimate that we will need approximately (pound)40.0 million to fund the acquisition or installation of generating plants currently under construction or planned through March 2000. Equity financing represents approximately only 7% to 10% of our aggregate financing requirements for such generating plants. In addition, we will continue to assess other opportunities to acquire or build additional generating facilities.

     We currently purchase substantially all of our electricity from the Electricity Pool. The Electricity Pool requires that we pay them 28 days from purchase. We bill our customers monthly, however, and receive payments on average approximately 25 days later. As a result of these timing differences, we must have significant working capital available. Unlike the current electricity market, gas purchases (and transportation) are not settled on a daily, but rather, monthly basis. Payment terms for purchases are generally reflected in the gas supply agreements and therefore working capital requirements for this sector are less onerous, being mainly affected by customers' payment records rather than contract obligation.

     In addition, during the colder months in the U.K. (October through April), our energy prices are generally higher than the average annual prices. As a result, during these months, our working capital needs increase to cover the increased cost of energy. We have taken a number of measures to reduce our working capital need during this time, including (1) encouraging customers to adopt shorter billing and collection cycles and (2) utilizing direct debit as a means of payment. As we expand our base of operations, we expect our working capital needs to increase significantly.

Reconciliation of U.K. GAAP to U.S. GAAP

     Our consolidated financial statements are prepared in accordance with U.K. GAAP. There are significant differences between U.K. GAAP and U.S. GAAP.

     The principal difference between U.K. GAAP and U.S. GAAP relevant to Independent Energy occurs with respect to accounting for variable employee share options under our option program. Although we do not have a formal option plan, we have granted options to acquire ordinary shares to substantially all of our employees. Under U.K. GAAP, we do not recognize compensation cost related to the option program as described below.

     Under Accounting Principles Board ("APB") No. 25, compensation for services received as consideration for Ordinary shares issued pursuant to the exercise of options are recognized as the difference between the quoted market price of the number of ordinary shares issuable pursuant to options at the measurement date less the aggregate exercise price for ordinary shares issuable pursuant to such options. Compensation cost related to the option program as determined under U.S. GAAP would have been (pound)188,000, (pound)136,000 and (pound)74,000 for the fiscal years ended June 30, 1997, 1998 and 1999, respectively.

     Our net profit (losses) for the fiscal years ended 1997, 1998 and 1999 under U.K. GAAP were (pound)(1.2 million), (pound)(185,000) and (pound)4.0 million, respectively. Under U.S. GAAP, we would have reported net losses of (pound)l.4 million and (pound)321,000 for fiscal 1997 and 1998, respectively, and net income of (pound)3.9 million for fiscal 1999.

     You should read Notes 26 and 27 to the consolidated financial statements for a description of these and other differences between U.K. GAAP and U.S. GAAP.

     The Financial Accounting Standards Board periodically issues statements of financial accounting standards. In August 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which applies to all entities, requires derivative instruments to be measured at fair value and recognized as either assets or liabilities on the balance sheet. The statement, as amended by SFAS No. 137 is effective for fiscal years beginning after June 15, 2000 with earlier application encouraged but permitted only as of the beginning of any fiscal quarter beginning after June 1998. Retroactive application is prohibited. We do not believe this statement will have a material effect on our financial condition or results of operations.

     In April 1998, The Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities" which requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts to these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principles. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 for U.S. GAAP reporting purposes will not have a material effect on its financial statements.

Item 9A. Quantitative and Qualitative Disclosure About Market Risk

     We are exposed to two principal risks associated with customer contracts:

     o "load shape" risk--the risk associated with a shift in the customer's usage pattern, including absolute amounts demanded and the timing of amounts demanded; and

     o "purchase" price risk--the cost of purchased energy relative to the price received from the supply customer.

     Generally, load shape risk is managed by targeting customers with predictable usage patterns, and the risk decreases as our portfolio of supply customers in the supply market increases. We manage the energy price risk by employing a variety of risk management tools, including (1) entering into hedging instruments and (2) operating generating plants to produce a portion of our required supply of electricity.

     As part of our risk management strategy, we enter into hedging instruments primarily, contracts for differences. These are contracts between generators or traders and suppliers that have the effect of fixing the price of electricity or natural gas for a contracted quantity of energy over a specific time period. Differences between the actual prices on the spot market and the agreed prices give rise to payments between the parties to the particular contract for differences. Our ability to manage purchase price risk depends, in part, on the future availability of properly priced risk management mechanisms, such as contracts for differences.

     As of June 30, 1999 (assuming no renewal of contracts that will expire during the period), we had sales contracts in place to supply an estimated 7,943 GWh of electricity through June 30, 2000 and we had contracts for differences in place for the purchase of 2,679 GWh. Our aggregate commitment under contracts for differences was (pound)68.6 million. As of September 1, 1999, we had sales contracts in place for 11,360 GWh of electricity through June 30, 2000, and we had contracts for differences in place for the purchase of 3,597 GWh for the period of September 1, 1999 to June 30, 2000. Our aggregate commitment under such contracts for differences was (pound)108.6 million, and represented 32% of our estimated energy requirements through fiscal 2000.

     We have a normal policy of hedging a significant proportion of our total sales, based on our estimate of electricity volumes from actual sales contracts then in place. For the period from April to September 1999, our Board or Directors agreed to relax this hedging policy in order to take advantage of the traditionally lower, less volatile, energy prices during the summer months. We intend to hedge a significant portion of our electricity costs by reinitiating our normal policy with respect to hedging for the period beginning October 1999 through the remainder of the fiscal year.

     Our generation of electricity also provides a hedge against electricity price fluctuations since we are able to anticipate the cost of our self-produced electricity and its cost has historically been less than our sales prices. We estimate that our eight existing generating plants, and the three plants under construction expected to be operating by the end of 1999, will provide us with the capacity to produce up to 720 GWh of electricity for the fiscal year ending June 30, 2000.

Item 10. Directors and Officers of Registrant

Executive Officers and Directors

     Certain information concerning the executive officers and directors of Independent Energy is set forth below.

                  Name              Age               Position

    John L. Sulley...............    48    Chief Executive Officer and Director
    Ian Stewart..................    47    Executive Director--Finance
    William E. Evans.............    63    Executive Director--Resources
    Robert E. Jones..............    53    Executive Director--Operations
    Herbert L. Oakes.............    53    Non-Executive Chairman
    Roy W. Deakin................    67    Non-Executive Director
    Jerry W. Jarrell.............    57    Non-Executive Director
    Burt H. Keenan...............    60    Non-Executive Director
    David O. May.................    63    Non-Executive Director


     John L. Sulley joined Independent Energy in October 1995 and served as Managing Director until August 1999. In August 1999, he became Chief Executive Officer and Director of Independent Energy. Mr. Sulley has over 30 years of experience in the U.K. power industry, including experience in engineering, operations, finance and marketing operations. From April 1994 to October 1995, he was general commercial manager for the Supply Division of Scottish Power PLC, where he was responsible for financial operations, strategic and business planning for the Supply Division and for the electricity trading Operations. From March 1989 to April 1994, Mr. Sulley was responsible for starting and managing the direct sales and co-generation sales operations at National Power PLC. Mr. Sulley holds an MBA from Glasgow University, a Masters degree in engineering from UMIST and a BSc. in engineering from Aston University.

     Ian Stewart joined Independent Energy as Executive Director--Finance in May 1998. From April 1996 to May 1998, Mr. Stewart served as Group Financial Controller for the North of Scotland Water Authority. From January 1992 to March 1996, he served as Head of Finance for the Energy Trading Division of Scottish Power PLC, which marketed electricity to large industrial and commercial businesses in the early phases of deregulation in the U.K. During this same period, he also served as Finance Director of Caledonian Gas, an affiliate of Scottish Power PLC. Mr. Stewart received his professional accountancy qualification from Caledonian University.

     William E. Evans, Executive Director--Resources, joined Independent Energy in April 1992. He is a consultant geologist-geophysicist with broad managerial experience in exploration, having specialized in the U.K. onshore oil industry over the past 25 years. He became chief geologist of the consulting firm Seabrooke & Associates (later Simon Horizon) and a founder of Energy Resource Consultants. He holds a BSc. in geology from Bristol University and a DIC in oil technology from Imperial College, London, where he held a lectureship in petroleum geology for three academic years.

     Robert E. Jones joined Independent Energy in April 1996 and is currently Executive Director--Operations. Dr. Jones is a petroleum engineer with 26 years of experience in drilling, field development and production operations, with particular emphasis on operations in the U.K. From September 1993 to April 1996, Dr. Jones was development manager for Perenco Group (formerly Kelt) where he was responsible for drilling and completion operations and field development. Before joining Perenco, Dr. Jones was operations manager for Taylor Woodrow Energy Limited with specific responsibility for drilling and production operations onshore U.K. Dr. Jones holds both a Ph.D. and a BSc. in mining engineering from Nottingham University.

     Herbert L. Oakes became a non-executive Director in January 1999 and non-executive Chairman in October 1999. He is a director of Oakes Fitzwilliam & Co. Limited, a position he has held for more than 20 years. Mr. Oakes also serves as a director for 27 other companies, including some in the energy and utility industries. Oakes, Fitzwilliam & Co. provides financial advisory services to Independent Energy from time to time.

     Roy W. Deakin has been a non-executive director of Independent Energy since October 1992. He is Chairman of Southern Geophysical Consultants, a U.K. company which has provided a geophysical service function to the petroleum exploration industry over the past 25 years. Mr. Deakin was formerly the non-executive Chairman of Blackland Oil PLC. Mr. Deakin is a member of the Audit and Remuneration Committees of the Board of Directors.

     Jerry W. Jarrell became a non-executive director of Independent Energy in May 1998. From April 1991 to May 1998, he served as Executive Director--Finance of Independent Energy. He is also a private consultant to several public and private companies. From 1977 to 1990, he served as Chief Financial Officer for the Woodson Companies, an oil field construction company. From 1971 to 1977, he was Secretary, Treasurer and Controller of Offshore Logistics, Inc., a Nasdaq-traded marine and aviation oil and gas service company. From 1966 to 1971, he was a certified public accountant with Arthur Andersen & Company. He holds a BS degree in accounting from Louisiana Tech University. Mr. Jarrell is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Board of Directors.

     Burt H. Keenan served as Executive Chairman from Independent Energy's inception in April 1991 to August 1999. From August 1999 to October 1999, he served as non-executive Chairman of the Board of Directors. In October 1999, Mr. Keenan, for personal reasons, stepped down as Chairman but continues to serve as a director of Independent Energy. Since 1987, he has been an associate of Chaffe & Associates, Inc., an investment banking firm located in New Orleans, Louisiana. From 1969 to 1986, Mr. Keenan was the founder, Chairman and Chief Executive Officer of Offshore Logistics, Inc., a Nasdaq-traded marine and aviation oil and gas service company. He is also a director of a number of companies, including Telescan Incorporated, a Nasdaq-traded interactive online information business, and Halter Marine, Inc., an American Stock Exchange listed company engaged in shipbuilding in the U.S. Mr. Keenan holds bachelors and masters degrees in business administration from Tulane University.

     David O. May has been a non-executive director since December 1995. He is a specialist in venture capital companies and currently holds seven other directorships covering a wide range of business interests. He is currently chairman of the Berthon group of companies which was a leader in marina development in the U.K. He is a university graduate, a qualified marine engineer and a naval architect. Mr. May is the Chairman of the Remuneration Committee and a member of the Audit Committee of the Board of Directors.


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


Item 11. Compensation of Directors and Executive Officers

     In the fiscal year ended June 30, 1999, the Company paid (pound)412,000 in compensation to all directors and executive officers as a group, for services in all capacities. The Company has a bonus and profit sharing plan. However, no compensation was paid in fiscal 1999 under this plan. In fiscal 1999, the Company accrued (pound)31,000 for pension, retirement or similar benefits for its executive officers and directors. See Note 4 to the consolidated financial statements of the Company included elsewhere in this Report.

Employment Contracts

     Independent Energy has entered into the following agreements with its executive officers.

     Mr. Sulley and Dr. Jones have each entered into service agreements with Independent Energy for an initial term of two years. After the initial term which expired in May 1998, Independent Energy has the right to terminate either agreement with 24 months prior notice. Mr. Sulley and Dr. Jones receive annual salaries of(pound)66,000 and(pound)60,000, respectively, as well as profit-related bonuses and other benefits.

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

     Each of Messrs. Deakin and May have entered into agreements to provide their services as non-executive directors to Independent Energy with Independent Energy. Such contracts are terminable by either party with three months' notice. Each of Messrs. Deakin and May receive an annual fee of (pound)8,000 and an attendance fee of (pound)650 per board meeting.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

Options to Purchase Ordinary Shares

     The following table sets forth the options to purchase Ordinary Shares held by each executive officer and director as of June 30, 1999.

                                                      Exercise
                               Number of Shares        Price                    Exercisable Dates
                          Founders        Staff
   B H Keenan               45,400                     31.25p         1st Jan 1997    to       1st Jan 2001
                           200,000                    100.00p        21st Oct 1997    to    28th April 2003
                                         50,000       122.50p         5th Nov 2000    to       5th Nov 2002
   J L Sulley               60,000                     50.00p         1st Jan 1997    to       1st Jan 2001
                           300,000                    100.00p         1st Jan 1999    to       1st Jan 2001
                                         50,000       122.50p         5th Nov 2000    to       5th Nov 2002
   I Stewart                            170,000       122.50p         5th Nov 2000    to       5th Nov 2002
   W E Evans               295,200                      1.00p        28th May 1996    to       1st Jan 2001
                           150,000                    100.00p         1st Jan 1999    to       1st Jan 2001
                                         50,000       122.50p         5th Nov 2000    to       5th Nov 2002
   R E Jones               300,000                    100.00p         1st Jan 1999    to       1st Jan 2001
                                         50,000       122.50p         5th Nov 2000    to       5th Nov 2002
   J W Jarrell              22,800                     31.25p         1st Jan 1997    to       1st Jan 2001
                           100,000                    100.00p        21st Oct 1997    to    28th April 2003
                           100,000                    100.00p         1st Jan 1999    to       1st Jan 2001
                                         50,000       122.50p         5th Nov 2000    to       5th Nov 2002
   D O May                  50,000                    100.00p         1st Jan 1997    to       1st Jan 2001
                                         15,000       122.50p         5th Nov 2000    to       5th Nov 2002
   R W Deakin               50,000                    100.00p         1st Jan 1997    to       1st Jan 2001
   H L Oakes                             70,000       597.50p        20th Jan 2002    to      20th Jan 2004
                       ------------- ------------
   Total                 1,673,400      505,000
                       ------------- ------------

   No granted options have been exercised nor have any expired.

   The market price of the shares at 30th June 1999 was 845.0p (Nasdaq $13.625) and the range during 1998-99 was 287.5p to 845.0p (Nasdaq $4.75 to $13.75).

Item 13. Interest of Management in Certain Transactions

     Mr. Evans, through Altwood Petroleum Limited ("Altwood"), a corporation controlled by him, has a 4% carried interest in the Company's oil and gas licenses (except for the Caythorpe license). Altwood acquired this 4% interest as compensation for Mr. Evans's agreement in April 1992 to the assignments of the ongoing Elswick ventures and other forthcoming projects to Eukan, a former affiliate of the Company.

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

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            Page

Statement of Directors' Responsibilities.....................................F-2

Report of Independent Public Accountants.....................................F-3

Consolidated Statements of Operations for the years
     ended June 30, 1999, 1998 and 1997 .....................................F-4

Consolidated Balance Sheet as of June 30 1999 and 1998.......................F-5

Consolidated Cash Flow Statements for the years
     ended June 30, 1999, 1998 and 1997 .....................................F-6

Notes to Consolidated Financial Statements...................................F-7

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

The Directors are required by UK company law to prepare financial statements for each fiscal period that give a true and fair view of the state of affairs of the company and its subsidiaries as at the end of the fiscal period and of the profit or loss and cash flows for that period.

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

                INDEPENDENT ENERGY HOLDINGS PLC AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Independent Energy Holdings PLC:

We have audited the consolidated balance sheets of Independent Energy Holdings PLC and subsidiaries, as defined in Note 2 to these financial statements, as of 30 June 1999 and 1998, and the related consolidated statements of operations and cash flows for the years ended 30 June 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Independent Energy Holdings PLC and subsidiaries as of June 30, 1999 and 1998, and the years ended 30 June 1999, 1998 and 1997 in accordance with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net results, shareholders' funds and cash flows for the years ended 30 June 1999,1998 and 1997 to the extent summarized in Notes 26 and 27 to the consolidated financial statements.


Nottingham, England                                         Pannell Kerr Forster
19th August 1999                   Chartered Accountants and Registered Auditors

                         INDEPENDENT ENERGY HOLDINGS PLC

                           CONSOLIDATED BALANCE SHEETS
                         INDEPENDENT ENERGY HOLDINGS PLC

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              (All amounts stated in thousands of pounds sterling)

                                                                                  Year Ended June 30,
                                                                         1999            1998              1997
                                                      ------------- --------------  -------------     --------------
Turnover (revenue)................................          3 (f)   (pound)246,856  (pound)57,989      (pound)11,127

Cost of sales.....................................                        (234,387)       (55,457)            10,872

      Gross profit................................                          12,469          2,532                255

Depreciation and amortisation.....................                          (1,650)          (626)              (142)
Administrative expenses...........................                          (4,530)        (1,696)            (1,364)
                                                                      -------------   ---------------    --------------
      Operating profit............................                           6,289            210             (1,251)

Interest receivable and similar income............          6 (a)              838            105                189
Interest payable and similar charges..............          6 (b)           (2,191)          (500)              (120)
                                                                      -------------   ---------------    --------------

Profit/(loss) on ordinary activities before taxation        7                4,936           (185)            (1,182)

Taxation..........................................          9                 (929)            --                --
                                                                      -------------   ---------------    --------------

Retained profit/(loss) for the year...............         20         (pound)4,007    (pound)(185)     (pound)(1,182)
                                                                      -------------   ---------------    --------------

Basic earnings/(losses) per share.................          8                 15.7p          (1.1)p             (9.0)p
Diluted earnings/(losses) per share...............          8                 14.2p          (1.0)p             (7.4)p

Movements on reserves are set out in note 20.

There are no material differences between results calculated on an historical cost basis and those reported above.

The results for the year reflect all recognized gains and losses.

The accompanying notes are an integral part of these financial statements.

                         INDEPENDENT ENERGY HOLDINGS PLC

                           CONSOLIDATED BALANCE SHEETS

                                                                    Year Ended June 30,
                                                    Note          1999                1998
                                                    ----     ---------------     ---------------
Fixed assets
Intangible assets...............................      10      (pound)9,316        (pound)6,221
Tangible assets.................................      11            33,750              18,531
Investments.....................................      12             2,776                  --
                                                             ---------------     ---------------
                                                                    45,842              24,752
Current assets
Debtors.........................................      13            84,383              15,340
Cash at bank and in hand........................                       578                 621
Security deposits...............................                     6,738                  --
                                                             ---------------     ---------------
                                                                    91,699              15,961
Creditors
Amounts falling due within one year.............      14           (68,513)            (20,589)
                                                             ---------------     ---------------
Net current assets/(liabilities)................                    23,186              (4,628)

Total assets less current liabilities...........                    69,028              20,124

Creditors
Amounts falling due after more than one year....      14           (19,220)            (10,671)

Provisions for liabilities and charges..........      15              (929)                 --
                                                             ---------------     ---------------

Net assets......................................                    48,879               9,453
                                                             ---------------     ---------------

Capital and reserves............................
Called up share capital.........................      19               263                 179
Share premium account...........................      20            46,030              10,695
Profit and loss account.........................      20             2,586              (1,421)
                                                             ---------------     ---------------

Shareholders' funds.............................      21            48,879               9,453
                                                               ---------------     ---------------

   The accompanying notes are an integral part of these financial statements.

                         INDEPENDENT ENERGY HOLDINGS PLC

                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                                      Year Ended June 30,
                                                              Note           1999           1998          1997
                                                          ----------    -------------- ------------- --------------
Reconciliation of operating profit to net cash (outflow) from operating activities
   Operating profit                                                     (pound)6,289     (pound)210 (pound)(1,250)
   Depreciation and amortization                                               1,650            626           147
   Increase in debtors                                                       (69,043)       (10,459)       (3,931)
   Increase in creditors                                                      29,377          7,484         2,695
                                                                        -------------- ------------- --------------

Net cash (outflow) from operating activities                                 (31,727)        (2,139)       (2,339)

Returns on investments and servicing of finance
   Interest received                                                             827            105           189
   Interest element of finance lease payments                                   (762)          (426)           --
   Interest paid                                                              (1,836)          (648)          (81)
                                                                        -------------- ------------- --------------
                                                                              (1,771)          (969)          108

Capital expenditure and financial investment
   Payments to acquire investments                                            (2,715)        (6,775)           --
   Payments to acquire tangible fixed assets                                  (8,566)        (1,930)       (3,760)
   Payments to acquire intangible fixed assets                                (3,564)            --            --
                                                                        -------------- ------------- --------------
                                                                             (14,845)        (8,705)       (3,760)

Management of liquid resources
   Sale of commercial paper                                                       --             --         4,300
                                                                        -------------- ------------- --------------
                                                                                                            4,300
Financing
   Proceeds from exercised share warrants                                         43             54            --
   Proceeds from exercised share options                                         280            199            --
   Issue of ordinary share capital                                            36,359          2,500         1,352
   Share issue costs                                                          (1,263)           (73)           --
                                                                        -------------- ------------- --------------
                                                                              35,419          2,680         1,352

   Issue of loan notes                                                                                      1,400
   New loans due within one year                                                  --          5,000            --
   New loans due in over one year                                              5,172          4,000            --
   Loan repayments                                                            (6,400)          (500)           --
   Capital element of finance lease repayments                                (1,189)          (694)         (440)
                                                                        -------------- ------------- --------------
                                                                              (2,417)         7,806           960

   Net financing proceeds                                                     33,002         10,486         2,312

Net cash (decrease)                                                          (15,341)        (1,327)          621
   Net effect of exchange rate movements                                          20              3           (39)
                                                                        -------------- ------------- --------------
(Decrease)/increase in cash                                  22 & 23  (pound)(15,321) (pound)(1,324)   (pound)582
                                                                        -------------- ------------- --------------

   The accompanying notes are an integral part of these financial statements.

                         INDEPENDENT ENERGY HOLDINGS PLC

                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.   NATURE OF BUSINESS AND ORGANISATION

     Independent Energy Holdings PLC and subsidiary undertakings (the "Company") generates and markets electricity, currently only operating in the United Kingdom.

2.   BASIS OF PRESENTATION

     The consolidated financial statements include Independent Energy Holdings PLC and its wholly-owned subsidiary, Independent Energy UK Limited.

     All amounts throughout this document are stated in pounds sterling.

3.   ACCOUNTING POLICIES

     These financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards and generally accepted accounting principles in the United Kingdom ("UK GAAP"). A summary of the more important accounting policies, which have been applied consistently, is set out below.

     The most significant differences between the accounting principles followed by the Company and generally accepted accounting principles in the United States ("US GAAP") are described in notes 26 and 27.

     a)   Basis of Consolidation

     The financial statements consolidate the accounts of Independent Energy Holdings PLC and its subsidiary undertakings and the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired in the year are included in the consolidated profit and loss account from the date of acquisition.

     Undertakings, other than subsidiary undertakings, in which the Group has an interest comprising not less than 20% of the voting capital and over which it exerts significant influence are treated as joint ventures. The consolidated profit and loss account includes the appropriate share of these undertakings' profits less losses.

     In accordance with Section 230 (4) of the Companies Act 1985, Independent Energy Holdings PLC is exempt from the requirement to present its own profit and loss account. The amount of the loss for the year dealt with in the financial statements of Independent Energy Holdings PLC is (pound)1,000 (1998: profit (pound)1,000).

     b)   Development

     Expenditure on development of production facilities is capitalised to be matched against future revenue.

     The cost incurred relates to the development of natural gas fields to facilitate commercial production of proven reserves which are used as the fuel source for generation plants producing electricity and are included as intangible assets.

                         INDEPENDENT ENERGY HOLDINGS PLC

3.   ACCOUNTING POLICIES

     The Company follows the full cost method of accounting for gas properties. Accordingly, all costs associated with the acquisition, exploration, and development of gas reserves, including directly related overhead costs, are capitalised. All capitalised costs of gas properties are amortised on the unit-of-production method using estimates of proven reserves. Investments in unproven properties and major development projects are not amortised until proven reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicated that the properties are impaired, the amount of the impairment is added to the capitalised cost to be amortised. In addition, the capitalised costs are subject to a "ceiling" test, which basically limits such costs to the aggregate of the "estimated present value", discounted at a 10 percent interest rate of future net revenues from proven reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproven properties.

     Sales of proven and unproven gas properties are accounted for as adjustments of capitalised costs with no gain or loss recognised, unless such adjustments would significantly alter the relationship between capitalised costs and proven reserves in gas, in which case the gain or loss is recognised in income. Abandonments of properties are accounted for as adjustments of capitalised costs with no loss recognised.

     The Company capitalises interest on expenditures made in connection with exploration and development projects not subject to current amortisation. Interest is capitalised only for the period that activities are in progress to bring these projects to their intended use.

     c)   Depreciation and Amortisation

     Tangible fixed assets are written off over their estimated useful lives on a straight line basis at the following annual rates:

       Plant and machinery                5% on cost
       Office equipment                   33% on cost

     Assets in the course of construction are the generation plants including the generators, well development and related piping and cable connections which are depreciated over their estimated useful lives from the date of completion.

     Development of natural gas fields are amortised on a unit-of-production basis using estimates based on proven reserves.

     Customer service agreement costs are released to the profit and loss account in proportion to the average number of customers in each period over the life of the contract.

     The Company periodically assesses whether any events or changes in circumstances have occurred that would indicate that the carrying amount of long-lived assets may not be recoverable.

     d)   Market Entry Costs

     Entry costs in the newly deregulated electricity market have been capitalised within prepayments and accrued income and will be released to the profit and loss account in proportion to the average number of customers in each period over four years.

     e)   Leasing

     Assets acquired under finance leases are capitalised and depreciated over their estimated useful lives. The interest element of finance lease rental payments is charged to the profit and loss account over the life of the lease, in proportion to the capital balance outstanding.

     Rentals payable under operating leases are charged to the profit and loss account as incurred.

                         INDEPENDENT ENERGY HOLDINGS PLC

3.   ACCOUNTING POLICIES

     f)   Turnover

     Turnover represents sales less allowances, trade discounts, and Value Added Tax and is attributable to one class of business.

     g)   Financial Instruments

     The Company uses Contracts for Differences (CfDs) to minimise exposure to Pool price variations. The cost or the income attributable to CfDs is recorded in the accounting records when settlement is made. Where delivery under the CfD has taken place prior to each month end, adjustments are made to account for the known differences between the contract strike price and the Pool price on the date of delivery.

     h)   Prepaid Energy Cost

     The cost of electricity purchased from the Pool fluctuates throughout the term of sales contracts. The Company recognises gross profit related to electricity sales on a pro rata basis throughout the term of sales contracts based on an estimated gross profit margin for all sales contracts. Pool prices tend to be higher in the colder months than in the warmer months. The estimated gross profit margin considers the estimated cost of electricity, the effects of hedging contracts entered into by the Company to mitigate Pool price exposure, transmission and distribution costs, commissions and all other costs of sales in supplying the electricity. The difference between the cash cost of the electricity and the estimated cost of sales based on the estimated gross profit margin is accounted for as either an accrual for, or a deferral of, the cost of electricity and recorded on the balance sheet within current assets or current liabilities. The Company reviews the difference between actual gross profit and estimated gross profit on a quarterly basis.

     i)   Accounting for Sales

     Sales for each monthly period for over 100kW customers can be accurately determined as meters are read by telemetry every half an hour. For the under 100kW customers meters are read monthly or quarterly. Consequently, sales in this market for the period are determined by utilising information from actual sales billed and a calculation of the unbilled element of sales to the period end. The unbilled calculation is derived from known invoiced Pool consumption, plus an estimation of the consumption still to be invoiced by the Pool.

     j)   Deferred Taxation

     Tax deferred or accelerated is accounted for in respect of all material timing differences to the extent that it is probable that a liability or asset will be realised. The amount of such tax is based on expected effective tax rates, and future changes in tax laws and rules are not anticipated for this purpose.

     k)   Foreign Currency Translation

     The translation of foreign currency transactions is dealt with as follows:

     (i) non-monetary assets and liabilities at the balance sheet date are translated at the rate ruling on the date on which the transaction occurred;

     (ii) monetary assets and liabilities at the balance sheet date are translated at the rate ruling at that date;

     (iii) transactions regarding turnover and operating expenses occurring during the period, settling in sterling, are translated at the rate ruling on the date which the transaction occurred; and

     (iv) transactions regarding turnover and operating expenses occurring during the period, settled in foreign currency, are translated at the average rate.

                         INDEPENDENT ENERGY HOLDINGS PLC

     l)   Pensions

     The Company does not have a company pension scheme but pays contributions to individual pension plans for all full time permanent staff. Costs are therefore expensed in the year incurred.

4.   DIRECTORS

     Directors' Remuneration

                                                               1999              1998               1997
                                                          ------------------------------------ -----------------
     Salaries, fees and consultancy services............    (pound)349       (pound)265         (pound)258
     Benefits...........................................            32               20                 18
     Pension contributions..............................            31               20                 19
                                                          --------------- -------------------- -----------------
                                                                   412              305                295
                                                          --------------- -------------------- -----------------

     Highest paid director..............................           103               82                 82
                                                          --------------- -------------------- -----------------

     No directors were members of a company pension scheme (1998: nil).

     Further details of the directors' remuneration are given in the report of the Remuneration Committee.

     Directors' Interests in Share Options

     The directors' interests in share options as of 30th June 1999 are as follows:

                                    Exercise
                               Number of Shares             Price                 Exercisable Dates
                              Founders        Staff
       B H Keenan               45,400                     31.25p         1st Jan 1997    to        1st Jan 2001
                               200,000                    100.00p        21st Oct 1997    to     28th April 2003
                                             50,000       122.50p         5th Nov 2000    to        5th Nov 2002
       J L Sulley               60,000                     50.00p         1st Jan 1997    to        1st Jan 2001
                               300,000                    100.00p         1st Jan 1999    to        1st Jan 2001
                                             50,000       122.50p         5th Nov 2000    to        5th Nov 2002
       I Stewart                            170,000       122.50p         5th Nov 2000    to        5th Nov 2002
       W E Evans               295,200                      1.00p        28th May 1996    to        1st Jan 2001
                               150,000                    100.00p         1st Jan 1999    to        1st Jan 2001
                                             50,000       122.50p         5th Nov 2000    to        5th Nov 2002
       R E Jones               300,000                    100.00p         1st Jan 1999    to        1st Jan 2001
                                             50,000       122.50p         5th Nov 2000    to        5th Nov 2002
       J W Jarrell              22,800                     31.25p         1st Jan 1997    to        1st Jan 2001
                               100,000                    100.00p        21st Oct 1997    to     28th April 2003
                               100,000                    100.00p         1st Jan 1999    to        1st Jan 2001
                                             50,000       122.50p         5th Nov 2000    to        5th Nov 2002
       D O May                  50,000                    100.00p         1st Jan 1997    to        1st Jan 2001
                                             15,000       122.50p         5th Nov 2000    to        5th Nov 2002
       R W Deakin               50,000                    100.00p         1st Jan 1997    to        1st Jan 2001
       H L Oakes                             70,000       597.50p        20th Jan 2002    to       20th Jan 2004
                           ------------- ------------
       Total                 1,673,400      505,000
                           ------------- ------------

     No granted options have been exercised nor have any expired.

     The market price of the shares at 30th June 1999 was 845.0p (Nasdaq $13.625) and the range during 1998-99 was 287.5p to 845.0p (Nasdaq $4.75 to $13.75).

                         INDEPENDENT ENERGY HOLDINGS PLC

5.   EMPLOYEES

     a)   Employment costs (including executive directors) consist of:

                                                                    1999              1998               1997
                                                              ------------------------------------ ----------------
         Salaries and wages................................. (pound)1,749        (pound)859         (pound)503
         Social security costs..............................          175                80                 50
         Other pension costs................................          215               105                 66
                                                              ------------------------------------ ----------------
                                                                    2,139             1,044                619
                                                              ------------------------------------ ----------------

     b)   The average number employed during the year was:

                                                                    1999              1998               1997
                                                              ------------------------------------ ----------------
         Sales and Marketing................................    (pound)34         (pound)12          (pound) 7
         Operations and Development.........................           16                 7                  3
         Management, Finance and Administration.............           16                 6                  5
                                                              ------------------------------------ ----------------
                                                                       66                25                 15
                                                              ------------------------------------ ----------------

6.   INTEREST RECEIVABLE AND PAYABLE AND SIMILAR INCOME AND EXPENSE

     a)   Interest Receivable and Similar Income:

                                                                    1999              1998               1997
                                                              ------------------------------------ ----------------
         Interest receivable................................    (pound)838        (pound)98         (pound)186
         Gain on currency conversion........................            --                4                 --
         Other..............................................            --                3                  3
                                                              ------------------------------------ ----------------
                                                                (pound)838       (pound)105        (pound) 189
                                                              ------------------------------------ ----------------

     b)   Interest Payable and Similar Expense:

                                                                    1999              1998               1997
                                                              ------------------------------------ ----------------
         Interest payable- bank borrowing ..................  (pound)1,533       (pound)716         (pound) 34
                         - finance leases...................           687              426                 70
         Letters of credit..................................           250               43                 --
         Other interest charges.............................            86               17                 10
         Loss on currency conversion........................            11               --                 40
                                                              ------------------------------------ ----------------
                                                                     2,567            1,202                154
         Less: interest capitalised (notes 10,11 & 12)......          (376)            (702)               (34)
                                                              ------------------------------------ ----------------
                                                                     2,191              500                120
                                                              ------------------------------------ ----------------

7.   PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION IS STATED AFTER
     CHARGING:

                                                                1999            1998           1997
                                                           --------------- -------------------------------
         Amortisation......................................  (pound)447     (pound)276      (pound)38
         Release of deferred costs.........................          44             --             --
         Depreciation  - owned.............................         712            167             33
                       - held under finance leases.........         447            183             71
         Auditors' remuneration   - audit fee..............          36             18             11
                                  - other..................          41             11              4
         Operating lease rentals  - land and buildings ....         252             78             52
                                  - plant and machinery....         175             61             57

8.   EARNINGS/(LOSSES) PER SHARE

     Earnings/(losses) per share have been calculated in accordance with FRS 14 'Earnings per share' for both years by dividing the profit/(loss) for the financial year by the weighted average number of ordinary shares in issue during the financial year, based on the following information.

                         INDEPENDENT ENERGY HOLDINGS PLC

                                                                  1999               1998             1997
                                                              --------------    -------------     -------------
         Profit/(loss) for the financial year ((pound)000)..  (pound)4,007      (pound) (185)     (pound) 1,182
         Basic weighted average share capital
         (number of shares, thousand).......................        25,465            17,191             13,130
         Diluted weighted average share capital
         (number of shares, thousand).......................        28,255            19,318             15,908

     The difference between the basic and the diluted weighted average share capital is mainly attributable to unexercised share options.

9.   TAXATION

                                                             1999              1998               1997
                                                       ------------------------------------ -----------------
         Corporate tax at 30% (1998: 31%).............   (pound)--         (pound)--          (pound)--
         Deferred taxation............................         929                --                 --
                                                       ----------------- ------------------ -----------------
                                                               929                --                 --

     No charge for corporation tax arises due to the availability of capital allowances. The tax charge for the year is (pound)552,000 lower than might be expected as a result of reducing the current year profit by the net operating losses brought forward.

10.  FIXED ASSETS - INTANGIBLE

     Intangible fixed assets consists of:

     a) The expenditures related to the acquisition and development of natural gas fields including the applicable interest and overhead costs. The gas produced is used to fuel the generation plants producing electricity and not sold as natural gas. The cost is amortised over the estimated productive life of the producing property based on proven reserves.

     b) Advance costs to service customers in the newly deregulated electricity market. These costs will be released to the profit and loss account in proportion to the average number of customers in each period over the life of the contract.

                                                                                      Customer
                                                                    Natural Gas        Service
                                                                      Fields          Agreement         Total
       Group

       Cost
       At 1st July 1998                                            (pound)3,535     (pound)3,000     (pound)6,535
       Additions                                                          1,451            2,135            3,586
                                                                ---------------- ---------------- ---------------
       At 30th June 1999                                                  4,986            5,135           10,121
                                                                ---------------- ---------------- ---------------

       Accumulated amortisation
       At 1st July 1998                                                     314               --              314
       Charge for the year                                                  447               --              447
       Release of deferred cost                                              --               44               44
                                                                ---------------- ---------------- ---------------
       At 30th June 1999                                                    761               44              805
                                                                ---------------- ---------------- ---------------

       Net book value
       30th June 1998                                                     3,221            3,000            6,221
       30th June 1999                                                     4,225            5,091            9,316
                                                                ---------------- ---------------- ---------------

     Interest capitalised during the years ending 30th June 1999 and 1998 was (pound)22,000 and (pound)nil respectively.

                         INDEPENDENT ENERGY HOLDINGS PLC

11.  FIXED ASSETS - TANGIBLE

                                                                 Assets in the
                                                  Office           Course of         Plant and
                                                 Equipment       Construction        Equipment         Total
             Group

             Cost
             At 1st July 1998                      (pound)354     (pound)5,384      (pound)13,254  (pound)18,992
             Additions in the year                      1,304           14,970                104         16,378
             Transferred in the year                       --          (13,778)            13,778             --
                                              ---------------- ------------------ ---------------- --------------
             At 30th June 1999                          1,658            6,576             27,136         35,370
                                              ---------------- ------------------ ---------------- --------------

             Accumulated depreciation
             At 1st July 1998                              96               --                365            461
             Charge for the year                          194               --                965          1,159
                                              ---------------- ------------------ ---------------- --------------
             At 30th June 1999                            290               --              1,330          1,620
                                              ---------------- ------------------ ---------------- --------------

             Net book value
             At 30th June 1998                            258            5,384             12,889         18,531
             At 30th June 1999                          1,368            6,576             25,806         33,750
                                              ---------------- ------------------ ---------------- --------------

     Interest capitalised during the years ending 30th June 1999 and 1998 was (pound)293,000 and (pound)702,000 respectively.

     The net book value of the assets held under finance leases included above were:

                                                        1999         1998

       Assets in the course of construction            (pound)-- (pound)3,518
       Plant and equipment                                14,820        4,476
                                                    ------------- ------------
                                                          14,820        7,994
                                                    ------------- ------------

       Capital commitments

       The Group has capital commitments of:

                                                        1999         1998


       Authorised but not contracted                (pound)8,000  (pound)6,100
       Contracted but not provided                        20,600         4,407
                                                    ------------- ------------

12.      FIXED ASSETS - INVESTMENTS

                                                      Group            Company

                                                                     Shares in
                                                      Joint         Subsidiary
                                                    Venture       Undertakings

       At 1st July 1998                          (pound)--        (pound)2,148
       Additions in the year                         2,776                  --
                                               ------------- ------------------
       At 30th June 1999                             2,776               2,148
                                               ------------- ------------------

     On 31st December 1998, the Group acquired a 50% holding in the ordinary issued share capital of Petroplus Energy Park Milford Haven Limited, a company incorporated in England on 22nd July 1998 and whose accounting reference date is 31st December.

                         INDEPENDENT ENERGY HOLDINGS PLC

     The principal activity of the joint venture is to generate and supply electricity.

     As at the date of these financial statements, the joint venture has not traded whilst commissioning of the plant is being completed. These commissioning costs are being incurred entirely by the other joint venture partner, Petroplus International NV. Consequently the first results to be recognised by the Group under FRS9, Associates and Joint Ventures, will be for the year ended 30th June 2000. The cost of acquisition includes capitalised interest of (pound)61,000.

     The subsidiary undertakings of the Company, all of which have an accounting reference date of 30th June, are as follows:

                                                               Country of
                                                            Incorporation        Percentage Shareholdings
      OPERATING
Independent Energy UK Limited                                     England            Ordinary Shares 100%

      DORMANT

      I E (Caythorpe) Limited                                     England            Ordinary Shares 100%
      Independent Energy Generation Limited                       England            Ordinary Shares 100%
      Independent Services Limited                                England            Ordinary Shares 100%
      Independent Energy Limited                                  England            Ordinary Shares 100%
      Independent Energy Resources Limited                        England            Ordinary Shares 100%

13.  DEBTORS

                                                                   Group                                   Company
                                                           1999              1998                1999               1998
       Trade debtors                                  (pound)57,663     (pound)10,905          (pound)--           (pound)--
       Sundry debtors                                         3,393               866                 --                  --
       Other taxation and social security                       400               781                 --                  --
       Prepayments and accrued income                        22,927             2,788                 --                  --
       Amounts owed by subsidiary undertaking
                                                                 --                --             44,144               8,729
                                                       -------------       -----------       -------------       ------------
                                                             84,383            15,340             44,144               8,729
                                                       -------------       -----------       -------------       ------------

     Included within prepayments and accrued income are costs of (pound)6,787,000 which will be released to the profit and loss account after more than one year.

     Amounts owed by subsidiary undertaking are also due after more than one year.

14.    CREDITORS:
         AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                         1999         1998

       Trade creditors                              (pound)12,650 (pound)6,455
       Bank loan                                               --        4,000
       Bank loan - construction facility                    1,000        1,000
       Bank overdraft                                      22,038           22
       Other taxation and social security                      73           39
       Corporation tax                                         --           --
       Obligations under finance lease contracts            1,560        1,052
       Accruals and deferred income                        31,192        8,021
                                                     ------------- -----------
                                                           68,513       20,589
                                                     ------------- -----------

                         INDEPENDENT ENERGY HOLDINGS PLC

     The bank overdraft is secured by a debenture on all the Group assets other than assets subject to other security arrangements.

     AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                         1999         1998

       Bank loan - construction facility            (pound)7,672  (pound)3,500
       Unsecured loan notes                                   --         1,400
       Obligations under finance lease contracts          11,548         5,771
                                                     ------------- -----------
                                                          19,220        10,671
                                                     ------------- -----------

     Bank loan

     The bank loan, which is part of a revolving construction facility of (pound)9.5m (1998: (pound)8.0m), is secured by a debenture on all the Group assets other than assets subject to other security arrangements. The loan bears interest based on London inter bank rates (LIBOR), and is repayable as follows:

                                                      1999         1998

       Within one year                           (pound)1,000  (pound)1,000
       Between one and two years                        1,000         1,000
       Between two and five years                       6,672         2,500
                                                  ------------- -----------
                                                        8,672         4,500
                                                  ------------- -----------

       Finance leases

       Obligations under finance leases fall due as follows:

                                                      1999         1998

       Within one year                           (pound)1,560  (pound)1,052
       Between one and five years                       7,500         4,728
       Over five years                                  4,048         1,043
                                                  ------------- -----------
                                                       13,108         6,823
                                                  ------------- -----------

     The finance leases are secured on the assets concerned.

15.  PROVISIONS FOR LIABILITIES AND CHARGES

     Deferred taxation

       Group

       At 1st July 1998                                (pound)--
       Charged to profit and loss                            929
                                                     ------------
       At 30th June 1999                                     929
                                                     ------------

       Deferred tax is analysed as follows:

                                               1999         1998

       Capital allowances                   (pound)929    (pound)850
       Losses offset                                --          (850)
                                           ------------- ------------
                                                   929            --
                                           ------------- ------------

                         INDEPENDENT ENERGY HOLDINGS PLC

     There are no unprovided amounts.

16.  COMMITMENTS

     The Company has entered into a five year Service Agreement with a leading business operations outsourcing company, Vertex, for the provision of call centre facilities, billing and transactional processing, to support participation in the sub 100 kW electricity supply market.

     A key component of this outsourcing arrangement is the provision of a scalable system. Under the terms of the agreement there are obligations and penalties for non performance on the parties.

17.  OBLIGATIONS UNDER OPERATING LEASES

     Annual commitments under operating leases fall due as follows:

                                                                                           1999         1998
       Expiring within one year           -- land and buildings                          (pound)41     (pound)--
                                                  -- plant and machinery                        18            --

       Expiring within two to five years  -- land and buildings                                 42           203
                                                  -- plant and machinery                       157            67

       Expiring in more than five years   -- land and buildings                                169            --
                                                  -- plant and machinery                        --            --

18.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Group's financial instruments comprise borrowings including lease financing, equity shares, cash and liquid resources, and trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group's operations.

     Details of equity shares issued in the year are contained in note 19. These included the issue of 8 million ordinary shares which on 29th July 1998 were sold in the form of American Depository Shares at US$ 8.00 per share to raise US$ 64 million before expenses. These shares commenced trading on the United States Nasdaq Stock Market in July 1998.

     The main risks arising from the Group's financial instruments are Pool price risk and interest rate risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the year. The Group does not believe that it has a significant exchange rate risk arising from its transactions in US Dollars.

     a)   Pool price risk

     (i)  Managing Price Risk for Electricity and Gas

     The Company is primarily involved in retailing both electricity and gas to business and domestic users. These sales are typically made under fixed price contracts for durations of one or two years. The Company purchases both electricity and gas from the wholesale markets in the UK and manages the price risks between its purchase costs and its sales revenues by a number of activities and mechanisms. These hedging activities involve the development of the Company's own generating facilities, Contracts for Differences (CfDs) purchased from third parties, the purchase of physical gas from the UK wholesale market and, in the future, production of gas from the Company's fields. The hedging instruments with third parties are typically established to run for no more than one or two years to be consistent with the exposure created by its sales contracts.

                         INDEPENDENT ENERGY HOLDINGS PLC

     The electricity to supply customers under these contracts is primarily purchased from the Pool at fluctuating spot market prices. The Company is exposed to two principal risks associated with such contract: "load shape" risk (the risk associated with a shift in the customer's usage pattern, including absolute amounts demanded and timing of amounts demanded) and "purchase" price risk (the cost of purchased electricity relative to the price received from the supply customer). The Company employs risk management methods to maximise its return consistent with an acceptable level of risk.

     Generally, load shape risk decreases as the Company's portfolio of supply customers in the supply market increases. The Company hedges purchase price risk by employing a variety of risk management tools, including entering into hedging instruments, known as contracts for differences (CfDs), management of its supply contract portfolio, and through the ownership of generating facilities to produce a portion of its required supply of electricity.

     (ii) Contracts for Differences (CfDs)

     CfDs are contracts generally between generators and suppliers that have the effect of fixing the price of electricity for a contracted quantity of electricity over a specific time period. Differences between the actual price set by the pool and the agreed prices give rise to different payments between the parties to the particular CfD.

     Given the variability of Pool prices, Independent Energy's policy is to enter into CfDs, which effectively fix the cost of most of the electricity that it sells to its numerous customers. The Company procures these CfDs from a broad range of market participants to avoid concentration of purchasing. It also strives to achieve a mix of types of hedging instrument which, in aggregate, match the majority of its contracted electricity sales volumes at different times during the year.

     (iii) Potential Liabilities

     As at 30th June 1999 the Company has in place CfDs with third parties covering the period from 30th June 1999 to 3rd October 2000 for 2,679 GWhs of electricity that have a value of (pound)68.6 m. The CfDs are settled either monthly or daily in accordance with the contracts.

     As at 1st July 1999 the Company has no energy purchase contracts or CfDs with third parties that extend beyond the summer of the year 2001. As all of these contracts are more than covered by suitably priced sales commitments, and are also at prices similar to current market values, the Company does not feel the need to make any adjustments to the accounts in relation to these future commitments.

     b)   Interest rate risk

     The Group's exposure to interest rate fluctuations on its borrowings including lease financing is managed by a combination of fixed or floating rate facilities. Certain floating rate facilities can be converted to fixed rate at short notice.

     c)   Financial Instruments

     (i)  Analyses by instrument

                                                  1999         1998

           Bank overdraft                   (pound)22,038     (pound)22
           Bank loan                                   --         4,000
           Construction loan                        8,672         4,500
           Unsecured loan notes                        --         1,400
           Finance leases                          13,108         6,823
                                              ------------- ------------
                                                   43,818        16,745
                                              ------------- ------------

                         INDEPENDENT ENERGY HOLDINGS PLC

     All amounts are payable in sterling except for one finance lease which is payable in US dollars. The sterling equivalent amount outstanding on this lease is (pound)640,000 (1998: (pound)696,000).

     (ii) Maturity analyses

                                                         1999         1998
     Repayments fall due as follows:
     Within one year                               (pound)24,598  (pound)6,074
     After more than one year                             19,220        10,671
                                                     ------------- ------------
                                                          43,818        16,745
                                                     ------------- ------------
     Repayments after more than one year
          are as follows:
     Between one and two years                             2,560         3,452
     Between two and five years                            8,940         6,176
     More than five years                                  7,720         1,043
                                                     ------------- ------------
                                                          19,220        10,671
                                                     ------------- ------------

           (iii)  Interest Rate analyses

                                                         1999         1998

           Fixed rate borrowings                    (pound)5,802  (pound)8,223
           Floating rate borrowings                       38,016         8,522
                                                     ------------- ------------
                                                          43,818        16,745
                                                     ------------- ------------

     The weighted average interest rate for the fixed rate liabilities was 9.58%, with a weighted average period of 5.1 years for which the rate is fixed. Floating rate borrowings bear interest rates based on LIBOR.

                         INDEPENDENT ENERGY HOLDINGS PLC

18.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

     (iv) Borrowing facilities

     The Group has the following undrawn committed borrowing facilities at 30th June 1999 in respect of which all conditions precedent had been met:

                                                      Fixed       Floating rate      Total        Total
                                                       rate
                                                       1999          1999            1999         1998
                                                       ----          ----            ----         ----
     Expiring within one year                     (pound)3,758    (pound)13,171(pound)16,929  (pound)5,978
     Expiring after more than one year                      --              827          827         3,500
                                                    ----------- ---------------- ------------- ------------
                                                         3,758           13,998       17,756         9,478
                                                    ----------- ---------------- ------------- ------------


     The fair value of all financial assets and liabilities are equal to their carrying values.

     As permitted by FRS 13, the analyses of financial instruments in this note do not include short-term debtors and creditors.

19.  SHARE CAPITAL

                                                                      Company
                                                                       1999
       Authorised:
       50,000,000 ordinary shares of 1p each                        (pound)500

       On 2nd July 1998, the number of authorised shares were increased from 28,000,000 to 50,000,000.

       Issued and fully paid - ordinary shares of 1p each
       At 1st July 1998                                                    179
       Issued in the year                                                   84
                                                                   ------------
       At 30th June 1999                                                   263
                                                                   ------------

     The Company issued 8,000,000 ordinary shares and on 29th July 1998 concluded the sale of these in the form of American Depository Shares at US $8.00 per share to raise US $64,000,000 before expenses. These shares were traded on the United States Nasdaq Stock Market. The proceeds were used to fund the acquisition and installation of additional generating plants, repay certain outstanding indebtedness and provide working capital for the expansion of the Company's operations.

     Other issues were the exercise of:

                                                    Exercise
                                                     Price           Number

       Share options                               (pound)1.00      280,000
       Share warrants                              (pound)0.75       57,500

       Share option plan

     The Company has a share option plan which provides for grants of options to its employees to acquire the Company's shares. As at 30th June 1999 there are outstanding options for the issue of 4,075,400 ordinary shares of 1p each.

                         INDEPENDENT ENERGY HOLDINGS PLC

19.  SHARE CAPITAL (Continued)

     A summary of the share options granted and the changes during the periods is presented below. The share options granted include 250,000 share options in aggregate to the Company's nominated broker and financial advisor granted on 31st May 1996, of which 180,000 share options were exercised in 1997/98, the remainder of which were exercised in August and November 1998 at an exercise price of 100 pence.

     During the year 250,000 share options were granted to the Company's Investment Bankers in lieu of fees.

                                                            1999                                  1998
                                                  Weighted                              Weighted
                                                   Average         Number of             Average        Number of
                                            Exercise Price            Shares      Exercise Price           Shares
       At beginning of the year                        93p         3,463,400                 82p        2,778,400
       Granted in the year                            568p           912,000              122.5p          925,000
       Cancelled in the year                          360p           (20,000)                 --               --
       Exercised in the year                          100p          (280,000)                83p         (240,000)
                                          ----------------- ------------------ ------------------ ---------------
       At end of the year                             197p         4,075,400                 93p        3,463,000
                                          ----------------- ------------------ ------------------ ---------------

     The following table summarises information regarding share options at 30th June 1999:

                                                                              Weighted
                                                                         Average Years
                                                             Number          Remaining          Number
       Exercise Price       Effective Grant Date        Outstanding      Contract life     Exercisable
       1p                          28th May 1996            295,200               1.50         295,200
       31.25p                      28th May 1996            193,200               1.50         193,200
       50p                         28th May 1996             60,000               1.50          60,000
       100p                        28th May 1996          1,710,000               2.29       1,710,000
       122.5p                  5th November 1997            915,000               3.35              --
       402.5p                  3rd November 1998             45,000               4.34              --
       450p                     20th August 1998            127,000               4.14              --
       576p                    20th January 1999            250,000               6.55         250,000
       597p                    20th January 1999            385,000               4.55              --
       652.5p                       4th May 1999             70,000               4.83              --
       667.5p                     3rd March 1999             25,000               4.67              --
                                                  ------------------ ------------------ ---------------
                                                          4,075,400               3.04       2,508,400
                                                  ------------------ ------------------ ---------------

     The option price range at each year end was as follows:

               30th June 1999                                    1p to 667.5p
               30th June 1998                                    1p to 122.5p
               30th June 1997                                    1p to 100.0p

     Details of the directors' options which are included in the above figures are shown in note 4 to the financial statements.

     Share warrants

     On 30th June 1997 share warrants for 140,000 ordinary shares were granted in association with the issue of Loan Notes of (pound)1,400,000; the warrants are exercisable at a price of 75p at anytime until their expiration on 31st March 2002. During the year 1998/99 a further 57,500 of the share warrants were exercised, leaving 10,000 unexercised.

                         INDEPENDENT ENERGY HOLDINGS PLC

20.  RESERVES AND OTHER SHAREHOLDERS' FUNDS

                                                                      Group and
                                                                  Company Share            Group         Company
                                                                        Premium       Profit and      Profit and
                                                                        Account     Loss Account    Loss Account
       At 1st July 1998                                            (pound)10,695   (pound) (1,421)      (pound)3
       Share premium arising on offering                                  36,278               --             --
       Expenses arising on offering                                       (1,263)              --             --
       Share premium arising on exercise of stock options and
       warrants                                                              320               --             --
       Retained profit/(loss) for the year                                    --            4,007             (1)
                                                                 ---------------- ---------------- --------------
       At 30th June 1999                                                  46,030            2,586              2
                                                                 ---------------- ---------------- --------------

21.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                       Group                            Company
                                                               1999            1998            1999               1998
       At 1st July 1998                                    (pound)9,453    (pound) 6,958   (pound)10,877            8,195
       Profit/(loss) for the year                                 4,007             (185)             (1)               2
       Shares issued                                                 84               30              84               30
       Share premium arising on offering                         35,015            2,400          35,015            2,400
       Share premium arising on exercise of stock
       options and warrants                                         320              250             320              250
                                                          ----------------    -----------     ------------    ------------
       At 30th June 1999                                         48,879            9,453          46,295           10,877
                                                          ----------------    -----------     ------------    ------------

22.  ANALYSIS OF CHANGES IN NET DEBT

                                                          At Beginning                    Other       At End of
                                                             of Year      Cash Flows     Changes        Year
       Year Ended 30th June 1998
       Cash at bank and in hand                              (pound)621          (43)           --           578
       Security deposits                                             --        6,738            --         6,738
       Bank overdraft                                               (22)     (22,016)           --       (22,038)
                                                          -------------- ------------- ------------- ------------
                                                                    599      (15,321)           --       (14,722)

       Leases due within one year                                (1,052)       1,189        (1,697)       (1,560)
       Leases due after more than one year                       (5,771)          --        (5,777)      (11,548)
                                                          -------------- ------------- ------------- ------------
                                                                 (6,823)       1,189        (7,474)      (13,108)

       Loans due within one year                                 (5,000)       4,000            --        (1,000)
       Loans due after more than one year                        (4,900)      (2,772)           --        (7,672)
                                                          -------------- ------------- ------------- ------------
                                                                 (9,900)       1,228            --        (8,672)
                                                          -------------- ------------- ------------- ------------
       Total                                                    (16,124)     (12,904)       (7,474)      (36,502)
                                                          -------------- ------------- ------------- ------------

                         INDEPENDENT ENERGY HOLDINGS PLC

23.  RECONCILIATION OF NET CASH FLOWS TO MOVEMENT IN NET DEBT

     Year Ended 30th June 1999
     Decrease in cash in the year                  (pound)(15,321)
     Cash outflow from decrease in loan financing           1,228
     Cash outflow from decrease in lease financing          1,189
     New finance leases                                    (7,474)
                                                      -------------
     Movement in net debt                                        (pound)(20,378)
     Net debt at 30th June 1998                                         (16,124)
                                                                    ------------
     Net debt at 30th June 1999                                         (36,502)
                                                                    ------------

24.  MAJOR NON-CASH TRANSACTIONS

     During the year the Company entered into finance leases in respect of assets with a total capital value at the inception of the lease of (pound)7,474,000.

25.  POST BALANCE SHEET EVENT

     On 8th July 1999, the Group was granted a twelve month (pound)80m Revolving Credit and Letters of Credit facility by a syndicate of six banks led by Barclays Bank PLC. The facility is secured on Group receivables.

26. SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     Financial Statements

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Such principles differ in certain respects from US GAAP. A summary of the most significant differences applicable to the Company is set out below.

     Accounting Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of contingent assets and liabilities and disclosure in conformity with generally accepted accounting principles of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reported period. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of assets and income taxes. Actual results could differ from those estimates.

     The principle differences between UK GAAP and US GAAP are disclosed below:

     a)   Statement of Operation Differences

                                                    Note         1999               1998            1997
       Profit/(loss) on ordinary activities
         after taxation under UK GAAP                     (pound)4,007       (pound)(185)  (pound)(1,181)
       US GAAP adjustments:                                                                        (188)
       Stock based compensation -
         Employee Share Option Scheme              (c)             (74)             (136)          (188)
       Total US GAAP adjustments                                   (74)             (136)          (188)
       Net effect of US GAAP adjustments                           (74)             (136)          (188)
       Net profit/(loss) under US GAAP                           3,933              (321)        (1,369)
                                                           ----------------- ------------   -------------
       Primary earnings/(loss)
         per ordinary share under US GAAP                        15.4p              (1.9)p        (10.4)p
       Diluted earnings/(loss)
         per ordinary share under US GAAP                        13.9p

                         INDEPENDENT ENERGY HOLDINGS PLC

26. SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     b)   Equity Reconciliation

                                                Note       1999            1998           1997

       Equity under UK GAAP                           (pound)48,879   (pound)9,453   (pound)9,958
       Stock based compensation                (c)             (434)          (397)          (299)
                                                        ------------   ------------   ------------
       Net effect of US GAAP adjustments                       (434)          (397)          (299)
                                                        ------------   ------------   ------------
       Equity under US GAAP                    (d)           48,445          9,056          6,659
                                                        ------------   ------------   ------------

     c)   Employee Share Option Scheme

     Under UK GAAP no compensation cost is recognized under Employee Share Option Schemes. Under US GAAP compensation for services that are received as consideration for shares issued through the Employee Share Option Scheme are recognized as the difference between the quoted market price of the stock at the measurement date less the amount the employee is required to pay (option exercise price). Compensation costs, as determined above, are charged to expense over the vesting period.

     The vesting period has been assumed to be the period from the date of grant of the share option to the date the option first becomes exercisable.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Had compensation expenses been determined as provided in SFAS 123 for stock options using the Black-Scholes option pricing model, the pro forma effect would have been:

                                                                                 1999         1998               1997

       Net profit/(loss) applicable to ordinary shares - as (pound) reported     3,933     (pound) (321)

       Net profit/(loss) applicable to ordinary shares - pro forma               1,998             (428)

       Primary net earnings/(loss) per ordinary share  -  as reported            15.4p             (1.9)p

       Primary net earnings/(loss) per ordinary share - pro forma                 7.8p             (2.5)p

     The company has issued a range of options from commencement of trade to the year ended 30th June 1999. A summary of the options granted and weighted average assumptions used in the calculation of Black-Scholes are as follows:

     Date of Grants             Expected life    Interest rate      Volatility

     28th May 1996                    3.42           6.00%            10.58%
     11 November 1997                 2.0            6.70%            22.38%
     20th August 1998                 2.0            6.87%           186.03%
     3rd November 1998                2.0            6.65%           163.85%
     20th January 1999 (a)            2.0            6.49%           140.59%
     20th January 1999 (b)            6.0            5.97%           140.59%
     3rd March 1999                   2.0            6.60%           138.22%
     4th May 1999                     2.0            6.64%           124.09%


     The options granted on 20th January 1999 denoted (b) were issued at a discount of 21.5p from market price.

     All other options granted in the current year were issued at market price.

     The weighted average fair values at date of grant during 1999 and 1998 respectively were (pound)4.50 and (pound)0.23

                         INDEPENDENT ENERGY HOLDINGS PLC

26. SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)(Continued)

     d)   US GAAP Equity Roll Forward

     Shareholders equity roll forward in accordance with US GAAP:

                                          1999          1998           1997

     Balance at beginning of year    (pound)9,056  (pound)6,659   (pound)6,676
     Other gains                           35,456         2,718          1,352
     Net profit/(loss)                      3,933          (321)        (1,369)
                                      ------------- -------------- -------------
     Balance at end of year                48,445         9,056          6,659
                                      ------------- -------------- -------------

27.  ADDITIONAL US GAAP DISCLOSURE REQUIREMENTS

     a)   Cash flow information

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

          A summary of the Company's operating, investing and financial activities classified in accordance with US GAAP is presented below. For purposes of this summary, cash and cash equivalents consist of cash deposits with banks and security deposits.

                                                                     1999            1998              1997

              Cash (used in) operating activities            (pound) (33,498)  (pound) (3,108)   (pound) (2,231)
              Cash provided by financing activities                   33,022           10,489             2,273
              Cash (used in) by investing activities                 (14,845)          (8,705)              540
                                                                 --------------   ---------------   --------------
              Net (decrease) in cash and deposits with banks         (15,321)          (1,324)              582
              Balance at beginning of year                               599            1,923             1,341
                                                                 --------------   ---------------   --------------
              Balance at end of year                                 (14,722)             599             1,923
                                                                 --------------   ---------------   --------------

     (ii) The amount of taxes and interest paid, net of capitalized interest, during the year is:

                                           1999          1998           1997

    Interest, net of capitalization   (pound)2,598   (pound)1,074     (pound)81
    Stamp duty reserve tax                     579
                                       ------------- -------------- ------------

                         INDEPENDENT ENERGY HOLDINGS PLC

27.  ADDITIONAL US GAAP DISCLOSURE REQUIREMENTS (Continued)

     b)   Other disclosures

     Total liabilities, stockholders' equity and total assets were as follows:

     30th June 1999                                               (pound)137,541
     30th June 1998                                                       40,712

     Total assets prepared in accordance with US GAAP were as follows:

     30th June 1999                                                      137,943
     30th June 1998                                                       41,105

     Long term liabilities prepared in accordance with US GAAP were as follows:

     30th June 1999                                                       20,056
     30th June 1998                                                       11,461

     c)   Commitments under operating leases

     The Group's future minimum payments under operating leases as at 30th June 1999 are as follows:

     Years ending 30th June

     2000                                                        (pound)725
     2001                                                               740
     2002                                                               624
     2003                                                               546
     2004                                                               516
     Thereafter                                                       3,079
                                                                ------------
                                                                      6,230
                                                                ------------

     d)   Reconciliation of tax charge to statutory rate on losses

                                                                  1999         1998
     Profit/(loss) on ordinary activities before taxation    (pound)4,936  (pound) (185)
     Expected tax charge at the statutory rate                      1,518           (57)
     Increase in deferred tax liability                              (929)         (390)
                                                              ------------- ------------
     Difference to reconcile                                          589          (447)
                                                              ------------- ------------
     Deferred tax not recognised                                      317          (802)
     Intangible asset tax allowances                                  460           457
     Inadmissible expenditure                                        (188)         (102)
                                                              ------------- ------------
                                                                      589          (447)
                                                              ------------- ------------

     The Group has accumulated losses and capital allowances to be carried forward and relieved in the future at the following year end of:


     30th June 1999                                                 (pound)7,788
     30th June 1998                                                        7,710

Item 19. Financial Statements and Exhibits

Exhibit
   No.                     Description

3** Memorandum and Articles of Association, as amended, of Independent Energy.

4.1** Form of Deposit Agreement among Independent Energy Holdings plc, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts evidencing American Depositary Shares representing Ordinary Shares.

4.2** Form of American Depositary Receipt evidencing American Depositary Shares representing Ordinary Shares (included in
               Exhibit 4.1).

10.1**         Accession Agreement to the Pooling an Settlement Agreement.

10.2** Carried Interest Agreement between Independent Energy UK Limited and Altwood Petroleum Limited dated May 21, 1996.

10.3** Hive-up Agreement dated May 14, 1996 between Eukan Energy Limited and Independent Energy UK Limited.

10.4** Hive-up Agreement dated May 14, 1996 between Elswick Petroleum Limited and Independent Energy UK Limited.

10.5** Second Tier License to Supply Electricity for Independent Energy UK Limited dated March 7, 1996.

10.6** Loan Note Instrument dated June 30, 1997 by Independent Energy Holdings plc with respect to (pound)1,400,000 10% unsecured Notes due 2002.

10.7** Warrant Instrument dated June 30, 1997 by Independent Energy Holdings PLC with respect to 140,000 Warrants to purchase ordinary shares.

10.8** Credit Agreement dated September 5, 1997 between Independent Energy Holdings PLC, Independent Energy UK Limited Barclays Bank PLC and several lenders.

10.9*** Letter Agreement regarding Amendment to Credit Agreement dated June 4, 1998 between Independent Energy Holdings PLC, Independent Energy UK Limited, Barclays Bank PLC and several lenders.

10.10*** Letter of Variation dated July 15, 1998 between Independent Energy Holdings PLC, Independent Energy UK Limited and Barclays Bank PLC.

10.11** Master Equipment Lease Agreement dated April 19, 1996 between Machinery Acceptance Corporation and Independent Energy UK Limited.

10.12*** Master Finance Lease Agreement dated June 17, 1997 between Debis Financial Services Limited and Independent Energy UK Limited.

10.13***       Lease Master Agreement dated October 30, 1997 between ING Lease
               (UK) Limited and Independent Energy UK Limited.

10.14* Agreement, dated July 8, 1999, for a Revolving Advance and Letter of Credit Facility between Independent Energy UK Limited, Independent Energy Holdings plc, Barclays Capital, Barclays Bank PLC and the financial institutions party thereto.

10.15* License Farmout Agreement, dated January 11, 1999, between Independent Energy UK Limited, ISO (U.K.) Limited, Archean Energy (U.K.) Limited and Altwood Petroleum Limited.

10.16* License Buy-in Agreement, dated February 23, 1999, between Independent Energy UK Limited and Vulcan Energy Limited.

21*            List of Subsidiaries.

23.1           Consent of Pannell Kerr Forster.

23.2*          Consent of Gaffney, Cline & Associates Ltd.

99*            Reserve Report of Gaffney, Cline & Associates Ltd., dated August
               10, 1999.

--------------

* Incorporated by reference from the Registration Statement on Form F-3 (File No. 333-85719) filed by Independent Energy with the Commission.

** Incorporated by reference from the Registration Statement on Form 20-F (File No. 0-23451) filed by Independent Energy with the Commission.

*** Incorporated by reference from the Registration Statement on Form F-1 (File No. 333-56223) filed by Independent Energy with the Commission.

                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        INDEPENDENT ENERGY HOLDINGS



                                                  /s/ JOHN L. SULLEY
                                           ----------------------------------
                                                    John L. Sulley
                                                Chief Executive Officer
December 20, 1999